OP - Annual Report 2025 | 1  ANNUAL REPORT I M P R O V I N G T H E L I V E S O F K I D S 2 0 2 5 We are helping children whose lives have been impacted by orthopedic conditions.

Advancing Our Mission, Strengthening Our Foundation OrthoPediatrics – 2025 CEO Letter to Shareholders Dear Fellow Shareholders, 2025 was yet another important year for the Company as OrthoPediatrics continued to drive meaningful clinical impact that translated into clear financial progress. We serve an incredibly important patient population, and our north star has always been the lives we touch. On the heels of helping 138,000 children in 2024, we carried that momentum into 2025 with the singular intent of serving more kids than ever before, and now our cumulative total of kids helped since inception is over 1.3 million lives. This mission will always be at the core of everything we do, and we couldn't be prouder to continue to advance it. Our consistent financial performance across both revenue and profit demonstrates the durability of the model we have been building. We ended 2025 by achieving all-time high full year 2025 revenue of $236 million, delivering continued share gains and growth of 15% over the prior year. In addition, we generated $10 million dollars of fourth quarter 2025 free cash flow, resulting in total year 2025 free cash flow usage being over 60% lower than total year 2024. Looking forward, we are confident that our growth drivers, market share gains, operational discipline and strong balance sheet position us to execute on our long-term outlook, achieve financial indepen- dence and continue making a meaningful impact for children worldwide. This is reflected in our 2026 guidance which projects 2026 revenue to be in the range of $262 million to $266 million, representing 11% to 13% growth compared to full year 2025. The Company also expects approxi- mately $10 million annual set deployment and expects to generate approximately $25 million Adjusted EBITDA in 2026. Equally as important, we have made significant advancements across each of our businesses. In Trauma & Deformity, in addition to continued performance from our legacy products, we progressed the 3P platform, launching 3P Hip and receiving FDA approval for the 3P Small-Mini, and we expect to launch new systems every year for the next several years. We believe that the 3P platform will be a flagship product for our Trauma & Deformity portfolio, with the capacity to impact and grow the business. In Scoliosis, we built upon last year’s successful introduction of Response Rib & Pelvic and prepared the market for VerteGlide and eventually eLLi. These systems address unmet clinical needs and broaden surgeon choice in Early Onset Scoliosis. We expect they will mate- rially strengthen our leadership in complex pedi- atric spine. We continue to arm surgeons with more options to treat complex conditions and believe that the extremely innovative products we are launching now have the opportunity to be more impactful than ever. Our specialty bracing business, OPSB, continued to build momentum and validate its vast potential as a long-term value creation engine for OrthoPe- diatrics. We executed against each element of our three-pronged growth stategy – salesforce expansion, new-product development, and mea- sured clinic expansion, as well as delivered performance which exceeded our current year expectations for OPSB. Our OPSB strategy is delivering strong results and has proven to be a highly capital efficient expansion path for Ortho- Pediatrics. Innovation remains one of our most pow- erful engines. In 2025 we secured multi- ple new FDA clearances and launched numerous new products such as 3P Hip, VerteGlide and several products within OPSB. These launches commenced a multi-year new product ‘super cycle,’ that will include the most significant product development initiatives and subsequent product launches in our company history to date. In the coming years we are launching an avalanche of new systems that will completely transform our product offering and further distance us from the retreating competition. The 3P family of products promises to be the most comprehensive anatomic plating system in pedi- atric orthopedic history. Our Early Onset Scoliosis products that include, Response Rib and Pelvic, VerteGlide and eLLi will help provide desperately needed solutions for the most complex spinal deformities in young children, and when com- bined with our upcoming next generation scolio- sis fusion system and our digital pre-planning solutions, Playbook and 7D surgical navigation will provide surgeons with the most technically advanced solutions for treating pediatric spinal deformity ever seen. On the OPSB front, we are just starting to hit out stride in new product development and expect to launch 4-5 new prod- ucts every year going forward. Most recently, we received EUMDR certification for Response Spine 4.5/5.0 and 5.5/6.0, as well as trauma and defor- mity plates, screws, intramedullary nails, external fixation hardware and software as well as related instruments, a milestone we have been working toward for many years and will allow further product launches in key international markets. What differentiates OrthoPediatrics is the align- ment of our mission and model. Pediatric health- care has long been underserved, and the prog- ress we made in 2025 reinforces our confidence that we are firmly on a path toward accelerating growth, expanding margins, and generating durable free cash flow. As we look ahead, we are immensely proud of the company we have built over the past and have never been more confi- dent in our ability to execute our strategy as we work toward helping more than one million children each year. Our 2026 revenue guidance of $262 million to $266 million is a dramatic difference compared to the $37 million of reve- nue generated in 2016, the year before our initial public offering. With the dedication of our entire team, who place patient care first and culture close behind, we continue to gain market share, improve profitability, and build something truly bold and unique in pediatric healthcare. On behalf of the leadership team, thank you to our shareholders for your continued trust and support. With appreciation,

President & Chief Executive Officer David R. Bailey Dear Fellow Shareholders, 2025 was yet another important year for the Company as OrthoPediatrics continued to drive meaningful clinical impact that translated into clear financial progress. We serve an incredibly important patient population, and our north star has always been the lives we touch. On the heels of helping 138,000 children in 2024, we carried that momentum into 2025 with the singular intent of serving more kids than ever before, and now our cumulative total of kids helped since inception is over 1.3 million lives. This mission will always be at the core of everything we do, and we couldn't be prouder to continue to advance it. Our consistent financial performance across both revenue and profit demonstrates the durability of the model we have been building. We ended 2025 by achieving all-time high full year 2025 revenue of $236 million, delivering continued share gains and growth of 15% over the prior year. In addition, we generated $10 million dollars of fourth quarter 2025 free cash flow, resulting in total year 2025 free cash flow usage being over 60% lower than total year 2024. Looking forward, we are confident that our growth drivers, market share gains, operational discipline and strong balance sheet position us to execute on our long-term outlook, achieve financial indepen- dence and continue making a meaningful impact for children worldwide. This is reflected in our 2026 guidance which projects 2026 revenue to be in the range of $262 million to $266 million, representing 11% to 13% growth compared to full year 2025. The Company also expects approxi- mately $10 million annual set deployment and expects to generate approximately $25 million Adjusted EBITDA in 2026. Equally as important, we have made significant advancements across each of our businesses. In Trauma & Deformity, in addition to continued performance from our legacy products, we progressed the 3P platform, launching 3P Hip and receiving FDA approval for the 3P Small-Mini, and we expect to launch new systems every year for the next several years. We believe that the 3P platform will be a flagship product for our Trauma & Deformity portfolio, with the capacity to impact and grow the business. In Scoliosis, we built upon last year’s successful introduction of Response Rib & Pelvic and prepared the market for VerteGlide and eventually eLLi. These systems address unmet clinical needs and broaden surgeon choice in Early Onset Scoliosis. We expect they will mate- rially strengthen our leadership in complex pedi- atric spine. We continue to arm surgeons with more options to treat complex conditions and believe that the extremely innovative products we are launching now have the opportunity to be more impactful than ever. Our specialty bracing business, OPSB, continued to build momentum and validate its vast potential as a long-term value creation engine for OrthoPe- diatrics. We executed against each element of our three-pronged growth stategy – salesforce expansion, new-product development, and mea- sured clinic expansion, as well as delivered performance which exceeded our current year expectations for OPSB. Our OPSB strategy is delivering strong results and has proven to be a highly capital efficient expansion path for Ortho- Pediatrics. Innovation remains one of our most pow- erful engines. In 2025 we secured multi- ple new FDA clearances and launched numerous new products such as 3P Hip, VerteGlide and several products within OPSB. These launches commenced a multi-year new product ‘super cycle,’ that will include the most significant product development initiatives and subsequent product launches in our company history to date. In the coming years we are launching an avalanche of new systems that will completely transform our product offering and further distance us from the retreating competition. The 3P family of products promises to be the most comprehensive anatomic plating system in pedi- atric orthopedic history. Our Early Onset Scoliosis products that include, Response Rib and Pelvic, VerteGlide and eLLi will help provide desperately needed solutions for the most complex spinal deformities in young children, and when com- bined with our upcoming next generation scolio- sis fusion system and our digital pre-planning solutions, Playbook and 7D surgical navigation will provide surgeons with the most technically advanced solutions for treating pediatric spinal deformity ever seen. On the OPSB front, we are just starting to hit out stride in new product development and expect to launch 4-5 new prod- ucts every year going forward. Most recently, we received EUMDR certification for Response Spine 4.5/5.0 and 5.5/6.0, as well as trauma and defor- mity plates, screws, intramedullary nails, external fixation hardware and software as well as related instruments, a milestone we have been working toward for many years and will allow further product launches in key international markets. What differentiates OrthoPediatrics is the align- ment of our mission and model. Pediatric health- care has long been underserved, and the prog- ress we made in 2025 reinforces our confidence that we are firmly on a path toward accelerating growth, expanding margins, and generating durable free cash flow. As we look ahead, we are immensely proud of the company we have built over the past and have never been more confi- dent in our ability to execute our strategy as we work toward helping more than one million children each year. Our 2026 revenue guidance of $262 million to $266 million is a dramatic difference compared to the $37 million of reve- nue generated in 2016, the year before our initial public offering. With the dedication of our entire team, who place patient care first and culture close behind, we continue to gain market share, improve profitability, and build something truly bold and unique in pediatric healthcare. On behalf of the leadership team, thank you to our shareholders for your continued trust and support. With appreciation,

4 | OP - Annual Report 2025 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 10-K [Mark One] ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to _______ Commission file number 001-38242 ORTHOPEDIATRICS CORP. (Exact name of registrant as specified in its charter) Delaware 26-1761833 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification Number) 2850 Frontier Drive Warsaw, Indiana 46582 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (574) 268-6379 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of each exchange on which registered Common Stock, $0.00025 par value per share KIDS Nasdaq Global Market Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ¨ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ¨ No ☒ Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ¨ Indicate by check mark whether the registrant has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) Yes ☒ No ¨ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ¨ Accelerated filer ☒ Non-accelerated filer ¨ Smaller Reporting Company ¨ Emerging Growth Company ¨ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ¨ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ¨ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ¨ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $362.5 million as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2025), based upon the closing sale price for the registrant's common stock on that day as reported by the Nasdaq Global Market. Shares of common stock held by each officer and director of the registrant and by each person who owns 10 percent or more of outstanding common stock on June 30, 2025 have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

OP - Annual Report 2025 | 5  As of February 28, 2026, the registrant had 25,278,787 outstanding shares of common stock, $0.00025 par value per share. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s definitive proxy statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. 2

6 | OP - Annual Report 2025 Statement Regarding Forward-Looking Statements 6 Risk Factor Summary 7 PART I Item 1. Business 8 Item 1A. Risk Factors 32 Item 1B. Unresolved Staff Comments 72 Item 1C. Cybersecurity 72 Item 2. Properties 72 Item 3. Legal Proceedings 73 Item 4. Mine Safety Disclosures 73 PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 74 Item 6. [Reserved] 75 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 76 Item 7A. Quantitative and Qualitative Disclosure about Market Risk 87 Item 8. Financial Statements and Supplementary Data 88 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 126 Item 9A. Controls and Procedures 126 Item 9B. Other Information 127 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 127 PART III Item 10. Directors, Executive Officers and Corporate Governance 128 Item 11. Executive Compensation 128 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 128 Item 13. Certain Relationships, Related Transactions and Director Independence 128 Item 14. Principal Accountant Fees and Services 128 PART IV Item 15. Exhibits and Financial Statement Schedules 129 Item 16. Form 10-K Summary 131 3

OP - Annual Report 2025 | 7  Glossary of Acronyms and Defined Terms ACL Anterior cruciate ligament ApiFix The combination of ApiFix, Ltd and ApiFix, Inc., which were acquired by the Company on April 1, 2020 Approved Body An approved body under UK medical Device Regulations Band-Lok Band-Lok, LLC, which sold certain intellectual property assets to the Company on June 10, 2020 Boston O&P Boston Brace International, Inc., which was acquired by the Company on January 5, 2024 CE Mark Conformite Europeene Mark used for medical devices in the EEA; a product with such a mark is referred to herein as a "CE-Marked" product. CME Continuing medical education CMS Centers for Medicare and Medicaid Services Company OrthoPediatrics Corp. Convertible Notes $50 million of 4.75% Convertible Senior Notes due 2030 that were sold to Braidwell Transaction Holdings LLC – Series 10 on August 5, 2024 DHHS U.S. Department of Health and Human Services EEA European Economic Area EU European Union Exchange Act U.S. Securities Exchange Act of 1934 FDA U.S. Food and Drug Administration FDASIA Food and Drug Administration Safety and Innovation Act FDCA Federal Food, Drug and Cosmetic Act FERA Fraud Enforcement Recovery Act of 2009 Foundation The Armstrong Children's Orthopedic Alliance (ACOA) GAAP U.S. Generally Accepted Accounting Principles GDPR EU General Data Protection Regulation HCP Healthcare providers HDE Humanitarian Device Exemption under FDA regulation HIPAA Health Insurance Portability and Accountability Act of 1996 IPO Company’s initial public offering of its common stock on October 11, 2017 IRB Institutional Review Board utilized by the FDA LLD Limb length discrepancies Loan Agreement Fourth Amended and Restated Loan and Security Agreement with Squadron Capital LLC (terminated effective as of December 29, 2023), which provided the Company with a $50.0 million revolving credit facility MDD Medical Devices Directive MD Ortho or MDO MD Orthopaedics, which was acquired by the Company on April 1, 2022 MDR EU’s Medical Device Regulation MHRA Medicines and Healthcare products Regulatory Agency of the United Kingdom MidCap Credit Agreement Credit, Security and Guaranty Agreement with MidCap Financial Trust, as amended from time to time, which provided the company with a $50 million line of credit and a $30 million term loan. Terminated August 5, 2024. MPFL Medial patellofemoral ligament O&P Orthotic and prosthetic OP EU B.V. OP EU B.V., a holding company established by the Company in March 2019 Orthopediatrics do Brasil Ltda. Orthopediatrics do Brasil Ltda., a holding company established by the Company in November 2025 4

8 | OP - Annual Report 2025 OrthoPediatrics EU Limited OrthoPediatrics EU Limited, which was acquired by the Company on April 3, 2017 Orthex Orthex, LLC, which was acquired by the Company on June 4, 2019 Pega Medical or Pega Pega Medical Inc., which was acquired by the Company on July 1, 2022 PMA Premarket Approval Application with the FDA PNP Pediatric Nailing Platform POD Physician-owned distributorships POSNA Pediatric Orthopaedic Society of North America QSR FDA’s Quality System Regulation RSV Respiratory Syncytial Virus, a respiratory virus commonly impacting children SEC United States Securities and Exchange Commission Squadron Squadron Capital LLC, which is the Company’s largest investor Structure Medical Structure Medical, LLC Telos Telos Partners, LLC, which was acquired by the Company on March 9, 2020 Term Loan Agreement Credit Agreement and Guaranty with Braidwell LP which provides the Company with an initial $25 million and a delayed draw term loan facility for an additional $25 million UK or United Kingdom The United Kingdom of Great Britain and Northern Ireland UKCA Mark UK Conformity Assessed marking is a new UK product marking that is used for goods being placed on the market in Great Britain (England, Wales and Scotland) Vilex Vilex in Tennessee, Inc., which was acquired by the Company on June 4, 2019 and substantially all its assets were sold on December 31, 2019 to a wholly- owned subsidiary of Squadron Capital, LLC 5

OP - Annual Report 2025 | 9  FORWARD-LOOKING STATEMENTS The Company from time to time includes forward-looking statements in its oral and written communication. The Company may include forward-looking statements in filings with the SEC, such as its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q, in other written materials and oral statements made by senior management to analysts, investors, representatives of the media and others. All statements other than statements of historical facts contained in this report, including statements regarding our future results of operations and financial position, business strategy, current and prospective products, product approvals, research and development costs, prospective collaborations, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Company is including this statement for purposes of these safe harbor provisions. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward- looking statements speak only as of the date of this report. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward- looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, those discussed in Item 1A, “RISK FACTORS”. Because of these and other uncertainties, the Company’s actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Company’s past results of operations do not necessarily indicate its future results. 6

10 | OP - Annual Report 2025 RISK FACTOR SUMMARY Our business is subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, operating results, financial condition, and the trading price of our common stock. We encourage you to carefully review the full risk factors contained in Item 1A “Risk Factors” of this Annual Report on Form 10-K in their entirety. These risks include the following, among others: • We are unable to predict the extent to which widespread health emergencies, such as COVID-19 and respiratory syncytial virus, or RSV, or other pandemics, epidemics and infectious disease outbreaks, may adversely impact our business and financial results. • Unfavorable economic conditions such as prolonged inflation, rising interest rates or a recession could adversely affect our business, financial condition or results of operations. • We have incurred losses in the past and may be unable to achieve or sustain profitability in the future. • We may be unable to generate sufficient revenue from the commercialization of our products to achieve profitability. • We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations. • Our long-term growth depends on our ability to commercialize our products in development and to develop and commercialize additional products through our research and development efforts, and if we fail to do so, we may be unable to compete effectively. • We lack published long-term data supporting superior clinical outcomes by our products, which could limit sales. • If coverage and reimbursement from third-party payors for procedures using our products significantly decline, orthopedic surgeons, hospitals and other healthcare providers may be reluctant to use our products and our sales may decline. • We may be unable to successfully demonstrate to orthopedic surgeons the merits of our products compared to those of our competitors. • Our products and our operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements, including but not limited to the HDE requirements and IRB regulations, could harm our business. • We rely on a network of third-party independent sales agencies and distributors to market and distribute our products, and if we are unable to maintain and expand this network, we may be unable to generate anticipated sales. • If we are unable to adequately protect our intellectual property rights or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights. • Integration risks from significant future acquisitions. 7

OP - Annual Report 2025 | 11  PART I ITEM 1. BUSINESS GENERAL OrthoPediatrics Corp. (the "Company") is a Delaware corporation, headquartered in Warsaw, Indiana, and organized in November 2007. The Company’s Common Stock is traded on the Nasdaq Global Market under the symbol KIDS. OrthoPediatrics Corp. is a medical device company committed to designing, developing and marketing anatomically appropriate implants, instruments and specialized braces for children with orthopedic conditions, giving pediatric orthopedic surgeons and caregivers the ability to treat children with technologies specifically designed to meet their needs. Initially organized as an Indiana limited liability company on August 31, 2006, OrthoPediatrics Corp. was converted to a Delaware corporation on November 30, 2007. We sell our specialized products, including PediLoc®, PediPlates®, Cannulated Screws, PediFlexTM nail, PediNailTM, PediLoc® Tibia, ACL Reconstruction System, Locking Cannulated Blade, Locking Proximal Femur, Spica Tables, RESPONSETM Spine, BandLocTM, Pediatric Nailing Platform | Femur, Devise Rail, Orthex®, The Fassier-Duval Telescopic Intramedullary System®, SLIMTM Nail, The GAP NailTM, The Free Gliding SCFE Screw SystemTM, GIRO™ Growth Modulation System, PNP Tibia System, ApiFix® Mid-C System, Mitchell Ponseti®, VerteGlideTM, and Boston Brace 3D® specialized bracing products to various hospitals and medical facilities throughout the United States and various international markets. We currently use a contract manufacturing model for the manufacturing of implants and related surgical instrumentation while our orthopedic bracing products are typically manufactured in- house. We also operate multiple orthotic and prosthetic ("O&P") clinics delivering leading pediatric non-surgical O&P treatment. The Company began selling its products in the United States in 2008 and internationally in 2011. In 2017, we expanded operations and established legal entities in the United Kingdom (UK), Australia and New Zealand, permitting us to sell under an agency model directly to local hospitals in these countries. We began selling direct to Canada in September 2018, Belgium and the Netherlands in January 2019, Italy in March 2020, and Germany, Switzerland and Austria in January 2021. In order to further enhance our operations in Europe, we established operating companies in the Netherlands and Germany in March 2019 and April 2022, respectively. In 2023, we hired operating and sales representatives in Germany to better serve our customers and opened a warehouse in January 2024. In February 2024, we opened a warehouse in Australia and hired operating and sales representatives. In July 2025, we opened a warehouse in the Netherlands. In November 2025, we established a legal entity in Brazil to sell and distribute directly to the local market. The Company routinely explores opportunities to acquire or invest in complementary products, technologies or businesses. For example, in 2020, we acquired ApiFix, Ltd., the developer of a minimally invasive deformity correction system for patients with adolescent idiopathic scoliosis ("ApiFix System"). In 2022, we acquired MD Ortho, a manufacturer of orthopedic clubfoot products, and Pega Medical, a medical device company which sells a portfolio of trauma and deformity correction devices for children, including the Fassier-Duval Telescopic Intramedullary System designed to treat osteogenesis imperfecta. In 2023, we acquired MedTech Concepts LLC and their digital healthcare hardware and software designed to improve operating room efficiencies, as well as assets from Rhino Pediatric Orthopedic Designs, Inc. which offers specialty bracing products. In 2024, the Company purchased all of the issued and outstanding share capital of Boston Brace International, Inc., a Massachusetts corporation ("Boston O&P"). Boston O&P has developed and manufactures pediatric orthotic and prosthetic devices, including non-surgical scoliosis treatment options, and provides related clinical services. In 2024, Boston O&P completed acquisitions of substantially all of the assets, including inventory, related to orthotic and prosthetic device clinics located in Virginia and Maryland. Boston O&P also purchased all issued and outstanding share capital of clinics in Florida as well as multiple clinics in Colorado. In 2025, Boston O&P completed acquisitions of substantially all of the assets, including inventory, related to orthotic and prosthetic device clinics located in North Carolina, Colorado, and New York. Boston O&P also purchased all issued and oustanding share capital of clinics in Florida and Connecticut. 8

12 | OP - Annual Report 2025 In 2025, OP EU B.V., a wholly-owned Netherlands based subsidiary of the Company, purchased all of the issued and outstanding share capital related to orthotic and prosthetic device clinics located in Ireland. In 2025, OrthoPediatrics EU Limited, a wholly-owned UK based subsidiary of the Company, purchased all of the issued and outstanding share capital of a designer and manufacturer of clubfoot bracing located in the UK. In 2025, Orthopediatrics do Brasil Ltda., a wholly-owned Brazil based subsidiary of the Company, purchased all of the issued and outstanding share capital of a local distributor. In addition to acquisitions, we also look for partnerships which can provide us with complementary enabling technologies. For example, in 2021 we extended our license agreement for our exclusive distribution rights of the FIREFLY® Technology. In 2025, the license agreement was amended and extended until 2030. Also in 2021, we entered into a license agreement resulting in exclusive distribution rights of the 7D Surgical FLASHTM Navigation platform for pediatric applications. In 2025, this license agreement was extended through 2028. In 2023, we entered into a license agreement with Ora Medical resulting in exclusive distribution rights of the Levity gait assist device. In 2024, we entered into a license and supply agreement with Innovation Lab to bring the Move-Dtm brace to market. These partnerships allow for exclusive distribution in children's hospitals across the United States and serve as supporting avenues for us to focus on high-volume children's hospitals. On August 05, 2024, the Company replaced an $80 million credit agreement with MidCap Financial with a $100 million term loan and private placement arrangement with Braidwell LP which includes a $50 million term loan and $50 million of convertible notes. The term loan consists of an initial term loan of $25 million and a delayed draw term loan facility of an additional $25 million, withdrawn in June 2025. Our largest investor is Squadron, a private investment firm based in Granby, Connecticut. As of December 31, 2025, the Company had consolidated total assets of $508.6 million, consolidated total liabilities of $162.0 million and stockholders’ equity of $346.6 million. As of December 31, 2025, the Company and its subsidiaries had 602 full-time equivalent employees. Social Impact OrthoPediatrics was founded on the cause of impacting the lives of children with orthopedic conditions. Since inception we have impacted the lives of over 1,291,000 children, when including those served by our acquired companies. We believe we should continue to expand our social impact, create an inclusive culture, and ensure good corporate governance practices. • The Company and its associates regularly participate in numerous philanthropic causes important to our local communities. We also partner with over 45 charitable organizations that provide pediatric orthopedic care around the world. In 2020, we were named as "Corporate Partner of the Year" by the World Pediatric Project - with whom we continue to work with to provide access to medical care for children in developing countries. • We are committed to fostering an environment that is respectful, compassionate, and inclusive of everyone in our community, which is communicated in our diversity and inclusion policy. For nine years we have been recognized by the Indiana Chamber of Commerce - Best Companies to Work in Indiana. We believe effectively managing our priorities, as well as increasing our transparency related to social impact programs, will help create long-term value for our stakeholders. We expect to continue to increase our disclosures and communicate our social impact efforts in future SEC filings. AVAILABLE INFORMATION The Company makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available on its website under the Investors tab at http://www.orthopediatrics.com without charge, as soon as reasonably practicable, after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file 9

OP - Annual Report 2025 | 13  electronically with the SEC, including the Company. Those filings are accessible on the SEC’s website at http:// www.sec.gov. The Company We are the only global medical device company focused exclusively on providing a comprehensive trauma and deformity correction, scoliosis and sports medicine/other product offering to the pediatric orthopedic market in order to improve the lives of children with orthopedic conditions. We design, develop and commercialize innovative orthopedic implants, instruments and specialty bracing products as well as provide O&P clinic services to meet specific needs of pediatric surgeons and their patients, who we believe have been largely neglected by the orthopedic industry. We currently serve three of the largest categories in this market. We estimate that the portion of this market that we currently serve represents a $6.2 billion opportunity globally, including over $2.8 billion in the United States. Historically, there have been a limited number of implants and instruments specifically designed for the unique needs of children. As a result, pediatric orthopedic surgeons often improvise with adult implants repurposed for use in children, resort to freehand techniques with adult instruments and use implants that can be difficult to remove after being temporarily implanted. These improvisations may lead to undue surgical trauma and morbidity. We address this unmet market need and sell the broadest product offering specifically designed for children with orthopedic conditions. We currently market 87 surgical and bracing systems that serve three of the largest categories within the pediatric orthopedic market: (i) trauma and deformity correction, (ii) scoliosis and (iii) sports medicine/other procedures. Our products have proprietary features designed to: • protect a child’s growth plates; • fit a wide range of pediatric anatomy; • enable earlier surgical intervention; • enable precise and reproducible surgical techniques; • ease implant removal; • provide correction with specialized bracing. We believe our innovative products promote improved surgical accuracy or improved bracing solutions, increase consistency of patient outcomes and enhance surgeon confidence in achieving high standards of care. In the future, we expect to expand our product offering to address additional categories of the pediatric orthopedic market, such as active growing implants for early onset scoliosis, limb length discrepancies and other orthopedic trauma and deformity applications. Our global sales organization focuses exclusively on pediatric orthopedics. Our organization has a deep understanding of the unique nature of children’s clinical conditions and surgical procedures as well as an appreciation of the tremendous sense of responsibility pediatric orthopedic surgeons feel for the children whom parents have entrusted to their care. We provide these surgeons with dedicated support, both in and out of the operating room. Our global sales management organization leads a network of sales agencies, stocking distributors as well as direct sales representatives. As of December 31, 2025, our U.S. sales organization consisted of several direct sales representatives as well as over 30 independent sales agencies employing 232 focused sales representatives. Increasingly, these sales agencies are making us the anchor line in their businesses or representing us exclusively. Sales from such sales agencies represented 56% and 59% of our global revenue in 2025 and 2024, respectively. Outside of the United States, our sales organization consisted of a network of more than 80 independent stocking distributors, over 40 independent sales agencies and several direct sales representatives. We sell our products in over 75 countries outside of the United States. We collaborate with pediatric orthopedic surgeons in developing new surgical and bracing systems that improve the quality of care. We have an efficient product development process that relies upon teams of engineers, 10

14 | OP - Annual Report 2025 commercial personnel and surgeon advisors. We believe our products are characterized by stable pricing, few reimbursement issues and attractive gross margins. We believe clinical education is critical to advancing the field of pediatric orthopedics. Cumulatively, we are the largest financial contributor to the five primary pediatric orthopedic surgical societies that conduct pediatric clinical education and research. We are a major sponsor of continuing medical education, or CME, courses in pediatric spine and pediatric orthopedics, which are focused on fellows and young surgeons. In 2025, we conducted numerous training workshops. We believe these workshops help surgeons recognize our commitment to their field. We believe our commitment to clinical education has helped to increase our account presence while promoting familiarity with our products and loyalty among fellows and young surgeons. We have established a corporate culture built on the cause of improving the lives of children with orthopedic conditions. We believe our higher corporate purpose captures the imagination of our employees and makes them committed to doing everything better, faster and at lower cost. This culture allows us to attract and retain talented, high-performing individuals. We have grown our revenue from approximately $10.2 million for the year ended December 31, 2011 to $236.3 million for the year ended December 31, 2025. The compound annual growth rate for the Company from 2011 through 2025 is 25.2%. This growth was partially obtained through strategic acquisitions. For the years ended December 31, 2025, 2024 and 2023, our revenue was $236.3 million, $204.7 million and $148.7 million, respectively. As of December 31, 2025, our accumulated deficit was $275.2 million. We believe we have a history of efficient capital utilization, and we intend to scale our business model by continuing to implement the successful strategy that has sustained our growth. This strategy includes increasing investment in consigned implant and instrument sets in the United States and select international markets, selective clinic acquisitions, greenfield clinic expansion, expanding our innovative product lines of specialized surgical and bracing products by leveraging our efficient product development process, strengthening our global sales and distribution infrastructure, broadening our commitment to clinical education and research, and deepening our culture of continuous improvement. Due to the high concentration of pediatric orthopedic surgeons in comparatively few hospitals, we believe we can accelerate the penetration of our addressable market in a capital-efficient manner and further strengthen our position as the category leader in pediatric orthopedics. The primary challenges to maintaining our growth in a market that has not historically relied on age- specific implants and instruments have been insufficient implant/instrument sets and overcoming older surgeons’ familiarity with repurposing adult implants for use in children as well as expanding our specialty bracing offerings and incremental clinic expansion. Our efforts in surgeon training, collaboration and marketing address the inertia of using repurposed adult products, particularly with younger surgeons. Industry Overview Children Have Unique Skeletal Characteristics Their skeletal anatomy and physiology differs significantly from adults, which affects the way in which children with orthopedic conditions are managed surgically and through bracing. These differences include: • Children’s Bones Are Smaller. Children’s bones are significantly smaller than adult bones. Bone size and strength increases rapidly during childhood and adolescence. • Children's Bones Are Growing. Children’s bones contain growth plates, or physes, that consist of developing cartilage tissue at the end of the bone, enabling skeletal growth. Bones grow lengthwise from the ends of the growth plates until skeletal maturity is reached and the growth plates close. As this occurs, some bones fuse together, reducing the 270 bones children have at birth to 206 bones by adulthood. Injury to the growth plates, including fracture or surgical trauma, can lead to growth arrest and subsequent deformity. • The Composition and Vasculature of Children’s Bones Is Unique. Children’s bones are more porous and respond to injury and infection differently than adult bones. Children also have blood vessels that supply oxygen and nutrients to bones as they grow, which disappear when the growth plates close and the child reaches adulthood. Trauma to these blood vessels during surgery may cut off blood supply to the bone, resulting in death of the bone tissue. 11

- Children's Bones Change Shape as They Grow. Children's bones are more curved than adult bones. As children grow into adulthood, their bones change shape. For example, the curvature of the femur decreases up to 30% as a child matures.

- Complex Disorders in Children Pose Unique Clinical Challenges. Complex disorders such as cerebral palsy, scoliosis, brittle bone disease and hip disorders can pose significant challenges for surgical treatment. The most common such disorder is cerebral palsy, which affects approximately 500,000 children under the age of 18 in the United States and approximately three out of every 1,000 live births. Spastic cerebral palsy is the most common form, making up the majority of all cerebral palsy cases. Spastic cerebral palsy can produce skeletal deformities such as curvature of the spine, hip dislocation, gait abnormalities and other conditions involving joints and bones. Children suffering from these disorders often require multiple surgeries into adulthood.

We believe the challenges resulting from the unique characteristics of children's skeletal anatomy and physiology, as well as the complex disorders affecting them, are best addressed by the use of implants, instruments and specialized bracing specifically designed for the treatment of children.

Pediatric Orthopedic Surgeons Are Generalists

Unlike orthopedic surgeons focused on treating adults, pediatric orthopedic surgeons are, for the most part, generalists treating a wide range of congenital, developmental and traumatic orthopedic conditions, including limb and spine deformities, gait abnormalities, bone and joint infections, sports injuries and orthopedic trauma cases. These conditions are often times treated first with specialized bracing and then by surgical intervention, if required. Accordingly, they generally represent a single call point for our broad range of pediatric orthopedic implants, instruments and specialty bracing. In 2025, there were more than 1,500 members of Pediatric Orthopaedic Society of North America (POSNA), as compared to approximately 33,400 practicing orthopedic surgeons in the United States focused on the treatment of adults. The number of fellowships in pediatric orthopedics continues to grow. As generalists, these surgeons have a deep understanding of the unique nature of children's clinical conditions and surgical procedures. We believe they feel a tremendous sense of responsibility for the children whom parents have entrusted to their care.

Market Opportunity

We currently serve a portion of the pediatric orthopedic implant market that we estimate represents a $6.2 billion opportunity globally, including over $2.8 billion in the United States. The chart below provides the estimated sizes of the categories of our U.S. addressable market opportunity, based on third-party data (including data compiled by IMS Health, Inc. and Life Science Intelligence, Inc. in studies that we commissioned) regarding the number of procedures performed in 2015 and our average revenue per procedure or, in the case of smart implants, our estimated average revenue per procedure based on industry data. We then updated this data in 2024 based on management estimates and typical industry growth rates.

Trauma and Deformity	Scoliosis				
Surgical Implants	Fusion	Non-Fusion	Specialty Bracing	Sports Medicine	Smart Implants
$610 million	$340 million	$80 million	$775 million	$250 million	$165 million

We estimate that the United States represented approximately 45% of the total global orthopedic implant market, both adult and pediatric, and that this geographic segmentation similarly applies to the global pediatric orthopedic implant market.

Overviews of the three categories of the trauma and deformity, scoliosis and sports medicine markets that we currently serve, and the smart implant market that we are planning to enter, are as follows:

Trauma and Deformity Correction

Trauma and deformity correction surgical procedures involve placing metal plates and screws on the outside of the bone or long nails inside the canal of the bone, known as flexible and rigid intramedullary nails, to stabilize

OP - Annual Report 2025 | 15

fractures and allow them to heal. Trauma and deformity procedures also include osteotomies, or surgical cutting of the bone, the use of metal implants or external fixation to correct angular bone deformities or limb length discrepancies. Trauma and deformity also includes specialized bracing products which are non-surgical in nature.

Scoliosis

Scoliosis procedures involve the use of spinal implants, such as pedicle screws and rods, to correct curvature of the spine as a result of scoliosis, trauma or tumors. Scoliosis treatment also includes specialized bracing products which are non-surgical in nature.

Sports Medicine

Sports medicine procedures include reconstruction of the anterior cruciate ligament, or ACL, and medial patellofemoral ligament, or MPFL. These reconstruction procedures refer to the replacement of the ACL or MPFL ligaments, as applicable, with a surgical tissue graft to restore function to the knee after injury. According to Life Science Intelligence, Inc., in a study that we commissioned, approximately 29% of ACL reconstruction procedures completed in the United States in 2015 were in patients under the age of 18. The vast majority of these procedures were performed in ambulatory surgery centers.

Smart Implants

We are developing a new generation of adjustable implant systems, which we refer to as our Active Growing Implants, which will utilize a mechanized motor and are adjustable at the time of implantation and non-invasively over the course of treatment to accommodate the clinical needs of patients with early onset scoliosis and limb length discrepancies, or LLDs, as they heal, grow and age.

LLDs can occur for a variety of reasons, including congenital deformities and previous injury to the bone. Larger LLDs often result in debilitating pain and difficulty to walk.

Early onset scoliosis refers to severe spinal deformities in skeletally immature patients under the age of ten. Despite its low incidence rate, early onset scoliosis is a challenging health issue and can lead to significant morbidity.

High Procedural Concentration in Trauma and Deformity and Scoliosis

According to IMS Health, Inc., 3,425 hospitals performed pediatric trauma and deformity or scoliosis procedures in the United States in 2015. Approximately 300 of these hospitals performed over 62% of all pediatric trauma and deformity and scoliosis procedures. We believe that this high concentration of pediatric trauma and deformity and scoliosis procedures and our focused sales organization will enable us to address the pediatric orthopedic surgery market in a capital-efficient manner.

We estimate that these 300 U.S. pediatric centers represent a target market of $1.6 billion. The table below provides the estimated sizes of the categories of this target market, based on third-party data (including data compiled by IMS Health, Inc. and Life Science Intelligence, Inc. in studies that we commissioned) which was then updated in 2024 with management estimates based on typical industry growth rates.

	Trauma and Deformity	Scoliosis				
	Surgical Implants	Fusion	Non-Fusion	Specialty Bracing	Sports Medicine	Enabling Technology
U.S. High-Volume Children's Hospitals Target Market	$375 million	$260 million	$70 million	$500 million	$80 million	$300 million

In the future, we expect to expand our market opportunity by addressing additional categories of the pediatric orthopedic market, such as craniomaxillofacial, upper extremity, pediatric orthopedic oncology, pelvis, and other sports-related injuries along with numerous specialty bracing categories.

16 | OP - Annual Report 2025

OP - Annual Report 2025 | 17  Our Exclusive Focus on Pediatric Orthopedic Surgery and Bracing We believe we are the only company that has committed the resources necessary to create a global sales and product development infrastructure focused on the pediatric orthopedic implant and bracing market. Our goal is to build an enduring company committed to addressing this market’s unmet needs. Only Commercial Infrastructure Dedicated to Pediatric Orthopedic Surgeons • Dedicated Sales Support to Pediatric Orthopedic Surgeons. Our sales and marketing personnel provide dedicated sales support to pediatric orthopedic surgeons, both in and out of the operating room, to guide them through the optimal selection and use of implants, instruments and specialized bracing to achieve desired clinical outcomes. • Participation of Pediatric Orthopedic Surgeons in New Product Development. With the assistance of our Medical Director, a highly respected former pediatric orthopedic surgeon, we engage with pediatric orthopedic surgeons or orthotists to understand their clinical needs and develop new implants, instruments, surgical techniques and specialized braces that will allow them to better serve their patients. We also respond to surgeons’ requests for customized implants and instruments to improve their workflows and enhance their clinical outcomes. • Leading Supporter of Pediatric Orthopedic Surgical Societies and Clinical Education. Cumulatively, we donate more than any of our competitors to the five primary pediatric orthopedic surgical societies that conduct pediatric clinical education and research. In 2025, we conducted numerous training workshops focused on fellows and surgeons early in their careers. We believe our commitment to clinical education advances pediatric orthopedic surgery and increases our account presence, while promoting familiarity with our products and loyalty among fellows and young surgeons. We aspire to be viewed as the partner of pediatric orthopedic surgeons around the world. Our Competitive Strengths We believe our focus and experience in pediatric orthopedic surgery and bracing, combined with the following principal competitive strengths, will allow us to continue to grow our sales and expand our market opportunity. • Exclusive Focus on Pediatric Orthopedics. We were founded with the mission of improving the lives of children with orthopedic conditions, a patient population which we believe has been largely neglected by the orthopedic industry. We believe we are the first diversified orthopedic company to focus exclusively on the pediatric market. Our core competencies are the development and commercialization of innovative products and technologies specifically designed to address the unmet clinical needs of pediatric orthopedic patients and satisfy the demands of the surgeons who treat them. We have developed and sell the broadest product offering specifically designed for pediatric orthopedic patients. We believe we are the only orthopedic company to have established a robust pediatric-focused infrastructure, including product development and a dedicated global commercial organization. We believe our exclusive focus on pediatric orthopedics has generated strong brand equity in the pediatric orthopedic surgeon community. • Comprehensive Portfolio of Innovative Orthopedic Products Designed Specifically for Children. We have developed a comprehensive portfolio of implants, instruments and specialty bracing products specifically designed to treat children with orthopedic conditions. In 2025, we estimate that our products were used to help approximately 151,000 children, and over 1,291,000 since inception, when including those served by our acquired companies. We currently market 87 surgical and specialized bracing systems, which address pediatric trauma and deformity, scoliosis and sports medicine/other procedures. Our products include features that provide specific advantages for pediatric orthopedic surgeons and their patients, such as surgical instrumentation specifically designed for use in children, proper anatomical sizes and contouring, and proprietary designs that address the unique skeletal anatomy and physiology of a growing child. Our broad product offering has made us, within the three categories of the market that we currently serve, the only provider of comprehensive solutions to pediatric orthopedic surgeons, who for the most part are generalists performing a wide range of orthopedic surgeries. 14

18 | OP - Annual Report 2025 • Partnership with Pediatric Orthopedic Surgeons and Pediatric Surgical Societies. We have devoted significant time and resources to developing deep relationships with pediatric orthopedic surgeons and supporting clinical education to advance the practice of pediatric orthopedic medicine. This enables us to engage and collaborate with thought-leading surgeons and academic institutions around the world in order to develop products and technologies specifically designed to meet the needs of pediatric orthopedic surgeons and their patients. Our dedication to the pediatric orthopedic community is evidenced by our leading support of the five major pediatric orthopedic surgical societies that conduct pediatric clinical education and research. In 2025, we conducted numerous training workshops focused on fellows and surgeons early in their careers. We are a major sponsor of CME courses in pediatric spine and pediatric orthopedics. We believe collaborating with pediatric orthopedic surgeons has helped to promote familiarity with our products and loyalty among fellows and surgeons early in their careers. • Scalable Business Model. Our ability to identify and respond quickly to the needs of pediatric orthopedic surgeons and their patients is central to our culture and critical to our continued success. Our global sales management organization leads a network of sales agencies, stocking distributors as well as direct sales representatives. As of December 31, 2025, our U.S. sales organization consisted of several direct sales representatives as well as over 30 independent sales agencies employing over 232 sales representatives. Outside of the United States, we work with a network of more than 80 independent stocking distributors, over 40 independent sales agencies and several direct sales representatives. We sell our products in over 75 countries outside of the United States. We estimate that over 62% of U.S. pediatric trauma and deformity and scoliosis procedures in 2015 were performed in approximately 300 hospitals. We believe that this high concentration of procedures and our focused sales organization will enable us to address the pediatric orthopedic surgery market in a capital-efficient manner. In addition, we believe our exclusive focus on hospitals that perform pediatric orthopedic surgery will allow us to grow our revenue while leveraging investment in a smaller number of consigned implant and instrument sets. As we continue to broaden our product offering, we believe the scalability of our business model will allow us simultaneously to increase our reach, deepen our relationships with pediatric orthopedic surgeons and help us to achieve significant returns on our investments in implant and instrument sets, product development and commercial infrastructure. • Unique Culture: A Different Kind of Orthopedic Company. We have established a results-oriented, people-focused corporate culture dedicated to improving the lives of children with orthopedic conditions. Our senior management team provides engaging leadership and believes that the only hierarchy is that of good ideas, which can come from everywhere in our company. Our Trauma and Deformity and Scoliosis businesses are each led by a President, who chairs a business team composed of representatives from the research and development, quality and regulatory, operations, sales, human resources and finance functions. These teams meet frequently and make decisions regarding new products, inventory builds and promotional activities, thus enhancing our agility and the speed of decision making. We believe this culture allows us to attract and retain talented, high performing professionals. For nine years we have been recognized by the Indiana Chamber of Commerce - Best Companies to Work in Indiana. We believe our focus and commitment to pediatric orthopedics has also enhanced our reputation among pediatric orthopedic surgeons as the only diversified orthopedic company focused on their specialty. We believe that our exclusive focus on pediatric orthopedic surgeons, our comprehensive product portfolio, our collaborations with surgeons, our scalable business model and our engaging culture are all sources of significant competitive advantage. We believe these sources of competitive advantage provide us with the means to expand and defend our position as category leader and constitute barriers to entry that would require significant time, focus, and investment for a competitor to overcome. Our Strategy Our goal is to continue to enhance our leadership in the pediatric orthopedic market and thereby improve the lives of children with orthopedic conditions. To achieve this goal, we have implemented a strategy that has five pillars: 15

OP - Annual Report 2025 | 19  • Continue our laser focus on high-volume children’s hospitals that treat the majority of pediatric patients. According to IMS Health, Inc., 3,425 hospitals performed pediatric trauma and deformity or scoliosis procedures in the United States in 2015. Approximately 300 of these hospitals performed over 62% of all pediatric trauma and deformity and scoliosis procedures. This high concentration of procedures and our focused sales organization will enable us to address the pediatric orthopedic surgery market in a capital-efficient manner. • Provide a broad product portfolio of implant systems, specialty bracing products, and enabling technologies uniquely designed to treat children by surrounding pediatric orthopedic surgeons with all the products they need. We intend to leverage our market knowledge and our relationships with leading pediatric orthopedic surgeons to continue developing innovative technologies and bringing them to market quickly. When appropriate, we will also partner with complimentary, enabling technology which will allow for greater coverage of orthopedic surgeon needs. We believe broadening our product offering will strengthen our position as the comprehensive solution provider for pediatric orthopedic surgeons, deepen our relationships with existing customers, lead to the conversion of new customers and enhance our reputation. • Deploy instrument sets and provide unparalleled sales support. We intend to increase our investment in implant and instrument sets consigned to hospitals in the United States and select international markets to satisfy market demand and accelerate our product sales worldwide. Due to the high concentration of pediatric orthopedic surgeons in comparatively few hospitals, we believe we can accelerate the penetration of our addressable market efficiently while supporting our customers with the only global sales and distribution channel focused exclusively on pediatric orthopedics. We also intend to continue to expand our network of clinics to serve our customers. • Expand addressable market through aggressive investment in research and development and select acquisition opportunities. We have a track record of introducing innovative products that meet the clinical needs of pediatric orthopedic surgeons and their patients. We believe many of these products are becoming the standard of care in pediatric orthopedic surgery, and we intend to increase our investment in research and development of new products. We aspire to launch at least one new surgical system and multiple product line extensions in our trauma and deformity and scoliosis businesses as well as multiple specialty bracing products each year for the foreseeable future. We will also continue to seek partnership and select acquisition opportunities that expand our total available market and serve new unmet needs in pediatric orthopedics. • Train the next generation of pediatric orthopedic surgeons. We want pediatric orthopedic surgeons to view us as their partner in advancing the entire field of pediatric orthopedic surgery. Beyond working with them to develop innovative products, we intend to deepen our partnership with surgeons by leveraging the experience of our senior management team, including our Medical Director, to expand our clinical education programs and partnerships with teaching hospitals, sponsor surgical workshops for residents and fellows and support worthwhile clinical research projects. We believe our commitment to clinical education and research enables us to advance the practice of pediatric orthopedic surgery and provides surgeons with access to sophisticated training in pediatric orthopedics that is not available through traditional residents’ training programs. We believe these efforts will continue to promote familiarity with our products and loyalty among fellows and young surgeons and generate new product ideas that will contribute to growth, enhance our competitive position, and expand our market opportunity. Our Product Portfolio We have developed a comprehensive portfolio of implants, instruments and specialty bracing solutions specifically designed to treat children with orthopedic conditions within the three categories of the pediatric orthopedic market that we currently serve. We currently market 87 surgical and specialized bracing systems that address pediatric trauma and deformity correction, scoliosis and sports medicine/other procedures. Many of our products are available in a variety of sizes and configurations to address a wide range of patient conditions and surgical requirements. These surgical systems are summarized below. 16

20 | OP - Annual Report 2025 Trauma and Deformity Correction Our trauma and deformity correction product line includes more than 14,000 implants, instruments, external fixation components, specialized braces and bone graft substitutes for the femur, tibia, pelvis, upper and lower extremities as well as providing clinical O&P services. Our global revenue from this category for the year ended December 31, 2025 was $166.3 million, an increase of 15% over the prior year, and represented 70% of total revenue. Global revenue from this category for the years ended December 31, 2024 and 2023 was $145.1 million and $106.8 million or 71% and 72% of total revenue, respectively. Scoliosis Our scoliosis product category includes our RESPONSETM systems for treating spinal deformity in children, the BandLocTM 5.5mm/6.0mm sub-laminar banding system, FIREFLY® Pedicle Screw Navigation Guides, 7D FlashTM Navigation image guidance system, VerteGlideTM, ApiFix® Mid-C System, the Boston 3D scoliosis brace, as well as providing clinical O&P services. Our global revenue from this category for the year ended December 31, 2025 was $66.0 million, or 28% of total revenue, which represented an increase of 20% over the prior year. Global revenue from this category for the years ended December 31, 2024 and 2023 was $55.2 million and $37.9 million or 27% and 25% of total revenue, respectively. In addition to our core product offering, we offer enabling technologies that complements our core products, which allows us to better serve the children's hospitals in which we sell. Enabling technologies in our scoliosis space include the FIREFLY® Technology, a 3D printed and patient-specific Pedicle Screw Navigation Guide as well as the 7D FLASHTM Navigation image guidance system leveraging machine-vision algorithms, including 7D MRVision technology, which allows for radiation-free navigation. We have exclusive distribution rights to both of these complementary technologies, allowing for exclusive distribution in children's hospitals across the United States. Sports Medicine/Other Our sports medicine/other product category primarily includes our ACL, MPFL Reconstruction system, MY01 perfusion sensing technology, iotaSOFT cochlear insertion robot, and Telos. Our global revenue from this category for the year ended December 31, 2025 was $4.0 million, or 2% of total revenue, which represented a decrease of 10% from the prior year. Global revenue from this category for the years ended December 31, 2024 and 2023 was $4.4 million and $4.0 million or 2% and 3% of total revenue, respectively. Seasonality of our Products Our revenue is typically higher in the summer months and holiday periods, driven by higher sales of our trauma and deformity and scoliosis products, which is influenced by the higher incidence of pediatric surgeries during these periods due to recovery time provided by breaks in the school year. Product Pipeline Generally speaking, we have three product development objectives across the organization: (i) develop innovative new implant and bracing systems that enable surgeons to advance the field of pediatric orthopedics and allow us to focus on categories of the pediatric orthopedic market we are not currently addressing; (ii) build-out our current portfolio of products with line extensions that allow these implant and bracing systems to be used in more types of surgeries or non-surgical applications; and (iii) make improvements to our current implants, instruments, and specialty bracing products that improve quality and reduce their cost. We have a large number of new product ideas under development within the areas of spinal implants, active growing smart implants, trauma implant systems, limb deformity implant systems, and non-surgical devices. We aspire to launch at least one new implant system and/or line extension/product improvement every quarter across the Company as well as 4-5 new specialty bracing products each year. We have a deep pipeline of new systems that are currently under development, including the following projects. 17

OP - Annual Report 2025 | 21  3P™ | Pediatric Plating Platform In 2022, we began development of a new plate and screw platform, called 3P, to modernize and revolutionize trauma and deformity treatment in both the upper and lower extremity. We completed a limited launch of the first system, 3P Hip, in the third quarter of 2025, and we expect the next system, 3P Small/Mini, to launch in the first half of 2026, followed by launches of additional systems throughout 2027-2028. These systems will provide surgeons unparalleled coverage for all plating indications, standardized implants and instruments to improve surgical workflow and inventory efficiency, and novel implants to address currently unmet needs. Pediatric Nailing Platform | Tibia We continued our full-scale launch in 2025 for our innovative Pediatric Nailing Platform | Tibia, that uses a similar instrument platform to the Pediatric Nailing Platform | Femur system, which was introduced in 2018. This new to the market system is designed to treat deformities and traumatic injuries of the tibia. Pediatric Nailing Platform | Retrograde Femur Building upon the tremendous success of our PNP | Femur and PNP | Tibia systems, we are developing a retrograde femoral nailing system designed to support pediatric indications where entry through the knee is preferred. This system will leverage existing instrumentation where possible and we anticipate having the most comprehensive small canal offering available on the market at launch. GIRO™ Growth Modulation System The GIRO™ is a tether device that was fully launched in 2025, intended for guided growth and deformity correction. Supplementing our flagship PediPlate system, this device offers multi-directional flexibility utilizing a cable assembly designed to improve bone contouring and aiding in minimally invasive treatment, with consideration of a future indication for guided rotational correction. Active Growing Implants We are nearing final development of a new generation of smart implants, which we refer to as our Active Growing Implants, electromechanical lengthening implant or eLLiTM. Our Active Growing Implants will utilize a power source of significantly greater strength and control than current magnetic technology and will be adjustable at the time of implantation and non-invasively over the course of treatment to accommodate the changing clinical needs of patients as they heal, grow and age. We made significant development progress on this in 2024 and 2025 including receiving Breakthrough Device designation from the FDA. This new technology will be available to address severe pathology associated with early onset scoliosis in the near future, and will be explored for limb lengthening applications. Growth Guidance for Scoliosis - VerteGlide™ We have developed VerteGlide, a next-generation growth guidance technology for treating certain forms of early onset scoliosis. This procedure uses rods and pedicle screws attached to specific points in the spine and configured similar to a “track and trolley” system which allows the spine to grow naturally while correcting a spinal curve. In 2025, we received regulatory clearance from the FDA and in the third quarter had a beta launch of this system. We expect a full-scale launch in 2026. Next Generation Scoliosis Fusion System We are in final development of our next generation scoliosis fusion system, which will provide the ultimate surgical experience for pediatric spinal fusion. The system is designed exclusively for pediatric patients and their surgeons, including innovative implant and instrument designs with an advanced digital platform to optimize the procedure. We expect to launch this system in the fourth quarter of 2026. OP Specialty Bracing Our OP Specialty Bracing (OPSB) division continues to advance a robust future product pipeline designed to expand our presence across key pediatric bracing categories. Building on our rapidly growing portfolio, 18

22 | OP - Annual Report 2025 forthcoming innovations include solutions such as the Halo Gravity Traction devices, Advanced Sensors, Bilateral Modular Braces, Pavlik Harness, Contracture Management Braces, and pragmatic aids for the hand and arm, each targeting critical needs in deformity correction, fracture management, and postoperative care. These products complement ongoing development efforts across seven core clinical segments—hip, mobility, cranial, upper extremity, lower limb, prosthetics, and spine—positioning OPSB to deliver a steadily expanding offering with provider and family centric resources designed to support nonoperative pediatric care globally. Development of Surgical Workflow Optimization Software We have a number of initiatives underway involving the development of pre-operative planning, which leverages machine learning and artificial intelligence, and intraoperative workflow software to assist surgeons in the treatment of spinal, trauma, and deformity correction conditions as well as the utilization of the Company's product solutions for these conditions. These projects encompass both educational and software as a medical device type offerings leveraging our new Playbook product offering. External Fixation Systems We continue to invest in strengthening our external fixation portfolio, with software improvements launched in 2023 and hardware line extensions in 2024. In 2025, we had a limited launch of a new Titanium HA Pin offering to support both Orthex® and Drive systems, designed to improve fatigue life and increase flexibility to promote rapid bone healing. Further development will continue to focus on hardware and software upgrades as well as a completely new system for emergency fracture management and to aid in deformity osteotomy stabilization. Research and Product Development We seek to leverage our considerable experience in pediatric orthopedics to develop innovative implants, instruments and specialty bracing that serve the unmet needs of pediatric orthopedic surgeons and their patients. Some of our product designs leverage our exclusive rights to the Hamann-Todd Collection of the Cleveland Natural History Museum, the world’s largest pediatric osteological collection. We have made significant investments in product development personnel and infrastructure, and we believe that ongoing research and development efforts are essential to our success. Our culture of continuous improvement challenges us to develop better products efficiently and at lower cost. New products are developed by teams of engineers, commercial personnel and surgeon advisors, who work closely together through the design, prototype and market-testing phases of a product’s development. Sales and Marketing We believe we are the only orthopedic company with a robust pediatric-focused infrastructure, including a dedicated global commercial organization. Our global sales management organization leads a network of sales agencies, stocking distributors as well as direct sales representatives. As of December 31, 2025, our U.S. sales organization consisted of several direct sales representatives as well as over 30 independent sales agencies employing over 232 focused sales representatives. Increasingly, these sales agencies are making us the anchor line in their businesses or representing us exclusively. Sales to customers from such agencies represented 56% of our global revenue in 2025 and 59% in 2024. Outside of the United States, our sales organization consisted of a network of more than 80 independent stocking distributors, over 40 independent sales agencies and several direct sales representatives. We sell our products in over 75 countries outside of the United States, including the largest markets in the European Union, Latin America and the Middle East, as well as South Africa, Australia and Japan. We believe our distributors are well regarded by pediatric orthopedic surgeons in their respective markets. To support our international distribution organization, we have hired a number of regional market managers, whose product and clinical expertise deepens our relationships with both surgeons and our distributors. In the near term, we expect to selectively expand the number of international markets we serve, as well as to deepen our penetration of important existing markets such as Brazil and Germany. In 2024, we hired a European operations director to continue our growth in the European market, and we opened warehouses in Germany and Australia. In 2025, we opened a warehouse in the Netherlands. In November 2025, we established a legal entity in Brazil to sell and distribute directly to the local market. 19

OP - Annual Report 2025 | 23  We have developed intensive training programs for our global sales organization. We expect our sales agencies and distributors to continue to deepen their knowledge of pediatric clinical conditions, surgical procedures and our products, thus increasing their effectiveness. Our domestic and international sales representatives are usually present in the operating room during surgeries in which our products are used. We believe the clinical expertise of our global sales organization and their presence both in and out of the operating room will enable them to increase pediatric orthopedic surgeons’ confidence in using our products, deepen their relationships with existing customers and lead to the acquisition of new customers. Global Pediatric Orthopedic Surgeon Involvement, Education and Training We are dedicated to the cause of improving the lives of children with orthopedic conditions. We want pediatric orthopedic surgeons throughout the world to view us as their partner in advancing their field. Therefore, we utilize surgeon input when developing products and clinical education programs. These efforts are aided by our Medical Director, a highly respected former pediatric orthopedic surgeon. Our entire organization, including our senior executive team and sales representatives, maintains an extensive network of contacts with pediatric orthopedic surgeons. These relationships help us understand clinical needs, respond quickly to customer ideas and support new developments in the field of pediatric orthopedics. We are committed to advancing pediatric orthopedic care by supporting clinical education. We support local, regional and national educational courses, intensive hands-on training programs and product-based workshops that enable surgeons to practice surgical procedures using our products. In 2025, we conducted numerous training workshops focused on fellows and surgeons early in their careers. We are also a major sponsor of CME courses in pediatric spine and pediatric orthopedics. Annually, we sponsor the largest industry meetings, including the International Children's Spine Symposium, Pediatric Orthopedic Surgical Techniques Course, Akron Pediatric Orthopedic Residents Review Course and the PediOrthoWest resident review program. We have a growing commitment to the clinical research performed by surgeons. This commitment ranges from providing our products for clinical outcome studies to providing advanced research grants. Cumulatively, we are one of the largest financial contributors to pediatric orthopedic surgical societies that conduct pediatric clinical education and research: the Pediatric Orthopaedic Society of North America, the International Pediatric Orthopaedic Symposium, the European Pediatric Orthopaedic Society and the American Academy for Cerebral Palsy and Developmental Medicine. Additionally, we are a sponsor of the two major spine deformity organizations, the Scoliosis Research Society and the International Meeting on Advanced Spine Techniques. We are also the founding and leading sponsor of the Pediatric Research in Sports Medicine Society and have significantly increased our sponsorship of the Baltimore Limb Deformity Course. In addition to these organizations, we support several pediatric orthopedic fellowships. Our support of these organizations and fellowships demonstrates our commitment to the clinical training and research they sponsor. We believe this support enhances our reputation as the category leader in pediatric orthopedics. Additionally, during 2023, 2024 and 2025, we funded The Armstrong Children's Orthopedic Alliance (ACOA) ("Foundation") as a 501(c)(3) public charity. The Foundation channels OrthoPediatrics' clinical education funding together with contributions from the general public to support non-commercial education programs and clinical research. Manufacturing and Suppliers Our products are primarily manufactured to our specifications by third-party suppliers who meet our manufacturer qualification standards. MD Ortho's specialized clubfoot bracing products are manufactured on-site in our Iowa facility and our Boston O&P facility manufactures numerous braces, including our Boston Brace 3D®, our DF2 brace and our cranial helmets. C-Pro Direct Ltd., our recently acquired entity in the UK, also manufactures many of their own products. Our internal manufacturing, as well as our third-party manufacturers, meet FDA and other country-specific quality standards, supported by our internal specifications and procedures. We believe these manufacturing relationships allow us to work with suppliers who have well-developed specialized competencies, minimize our capital investment, control costs and shorten cycle times, all of which we believe allow us to compete with larger volume manufacturers of orthopedic implants. We work closely with our suppliers with a goal of ensuring our inventory needs are met while maintaining high quality and reliability. All our manufacturing entities, as well as our device contract manufacturers, are required to be ISO 13485 certified and are registered establishments with the FDA. Our internal quality management group conducts comprehensive on-site inspection audits of our suppliers to ensure they meet FDA and other country-specific 20

24 | OP - Annual Report 2025 requirements, as necessary. In addition, we and our suppliers are subject to periodic unannounced inspections by U.S. and international regulatory authorities to ensure compliance with quality regulations. We maintain certain long-term contracts with our key suppliers. The majority of our suppliers do not require guaranteed minimum purchases. In most cases, we have redundant manufacturing capabilities for each of our products. To date, we have not experienced significant difficulty obtaining the materials necessary to meet demand for our products, and we believe manufacturing capacity is sufficient to meet global market demand for our products for the foreseeable future. Intellectual Property Our success depends upon our ability to protect our intellectual property. We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. We own numerous issued patents and pending patent applications that relate to our technology. As of December 31, 2025, we owned 85 issued U.S. patents and 222 issued foreign patents and we had 44 pending U.S. patent applications and 44 foreign patent applications. As of December 31, 2025, 18 of our U.S. issued patents have pending continuation or divisional applications in process which may provide additional intellectual property protection if issued as U.S. patents. Our issued U.S. patents expire between 2026 and 2044, subject to payment of required maintenance fees, annuities and other charges. As of December 31, 2025, we owned 40 U.S. trademark registrations and 12 pending U.S. trademark applications, as well as 100 registrations in other jurisdictions worldwide. We also rely upon trade secrets, know-how and continuing technological innovation, and may in the future rely upon licensing opportunities, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information. Competition The orthopedic industry is competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products are, and any future products we commercialize will be, subject to competition. We believe the principal competitive factors in our markets include: • improved outcomes for medical conditions; • acceptance by orthopedic surgeons; • ease of use and reliability; • acceptance by the patient community; • product price; • availability of implant-specific instrument sets; • effective marketing and distribution; and • speed to market. We have competitors in each of our three product categories, including Johnson & Johnson MedTech (a subsidiary of Johnson & Johnson), Medtronic plc, Smith & Nephew plc, Orthofix, and Hanger clinics. We believe we have the broadest pediatric product offering across these categories relative to these competitors. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, are cost effective and are safe and effective. They also require a dedicated selling organization that is viewed by pediatric orthopedic surgeons as a consultative resource that can attend surgery. 21

OP - Annual Report 2025 | 25  Human Capital and Community Support We believe that maintaining a sufficient number of skilled employees in all departments of our Company is a key focus of our human capital. We employ a number of strategies to best enable us to attract, retain, and engage our employees. As of December 31, 2025, we employed 602 full-time employees, 43 of whom were engaged in research and development and 109 of whom were engaged in sales and marketing. None of our employees are subject to a collective bargaining agreement, and we consider our employee relations to be good. We strive to provide an inclusive, diverse, and safe workplace, filled with opportunities for our employees to grow and develop. We believe that culture can be a company’s most powerful source of competitive advantage. Cultures are unique, cannot be reverse-engineered and are impossible to duplicate. We have established a corporate culture that is results-oriented and people-focused. It is built on the cause of improving the lives of children with orthopedic conditions. We believe our culture is bolstered not only by our compensation and benefits plans, but also by programs that support our local communities. This is demonstrated by both the Company's and its associates' regular participation in philanthropic causes. We recognize that building connections between our employees, their families, and the communities we serve creates a fulfilling and positive workplace. We also partner with over 40 charitable organizations, including medical missions, and other organizations which advance health, wellness and education initiatives for kids - as well as various civic organizations that advance the communities where we work and live. Specifically, we have partnered with the World Pediatric Project, to whom we provide surgical products and treatment for children in developing countries, some of whom are flown to the United States for surgery. In 2020, we were named as "Corporate Partner of the Year" by the World Pediatric Project and we continued our support of this cause in subsequent years. We encourage you to review our Social Impact page under the "About" section of our corporate website for more detailed information regarding our social impact efforts and current initiatives, including a link to our Diversity & Inclusion Policy. Nothing on our website, including our Diversity & Inclusion Policy, shall be deemed part of or incorporated by reference into this Annual Report on Form 10-K. Government Regulation Our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices under the Federal Food, Drug, and Cosmetic Act ("FDCA"), as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA. In addition to U.S. regulations, we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA clearance or approval for a product, we must obtain authorization before commencing clinical trials or obtain marketing authorization or approval of our products under the comparable regulatory authorities of countries outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required for FDA clearance or approval. Regulation of Medical Devices in the United States Premarket Clearance and Approval Requirements Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification ("510(k)") or premarket approval ("PMA"). Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include 22

26 | OP - Annual Report 2025 compliance with the applicable portions of the Quality System Regulation (QSR), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Our currently marketed products are Class I and exempted from premarket notification, or Class II devices subject to 510(k) clearance with the exception of the ApiFix Mid-C System which is an unclassified, approved device under the Humanitarian Device Exemption ("HDE") regulation. Approval under the HDE regulation is contingent upon the submission of periodic reports at intervals of one year (unless otherwise specified) from the date of approval of the original HDE (August 2019). The purpose of the HDE provision is to encourage the discovery and use of devices intended to benefit patients in the treatment and diagnosis of diseases or conditions that affect not more than 8,000 individuals in the United States per year. The FDA may grant an HDE, which is an exemption from the effectiveness requirements of sections 514 and 515 of the FDCA Act, if the FDA determines that the device meets certain criteria. After HDE approval, the medical device may only be used after Institutional Review Board ("IRB") approval has been obtained. Under FDA regulations, an IRB is an appropriately constituted group that has been formally designated to review and monitor biomedical research involving human subjects. The purpose of IRB review is to assure, both in advance and by periodic review, that appropriate steps are taken to protect the rights, safety and welfare of humans participating as subjects in the research. 510(k) Marketing Clearance Pathway Our Class II products are subject to 510(k) clearance under the FDCA. To obtain 510(k) clearance, we must submit to the FDA a 510(k) submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device). The FDA’s 510(k) review process usually takes from three to six months. The FDA may require additional information following their review. If the FDA agrees that the device is substantially equivalent to the predicate device presented in the 510(k) submission, it will grant clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to the predicate device, we may be required to fulfill more rigorous requirements, including those associated with the PMA process, to gain approval to commercialize. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) submission. Minor modifications may be accomplished by a manufacturer documenting the change in an internal letter-to-file. The FDA can always review these letters to file during an inspection. If the FDA disagrees with a manufacturer’s determination on major versus minor modifications, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until additional actions are completed. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. Post-Market Regulation Numerous and pervasive regulatory requirements apply to commercialized devices. These include: • establishment registration and device listing with the FDA; 23

OP - Annual Report 2025 | 27  • QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process; • labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; • the federal Open Payments ("Sunshine") program and various state and foreign laws on reporting remunerative relationships with healthcare providers (HCPs); • the federal Anti-Kickback Statute (and similar state laws) prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as Medicare or Medicaid; • the federal False Claims Act (and similar state laws) prohibiting, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing, or knowingly and improperly avoiding or decreasing, an obligation to pay or transmit money to the federal government. The government may assert that claim includes items or services resulting from a violation of the federal Anti-Kickback Statute and constitutes a false or fraudulent claim for purposes of the false claims statute; • clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices; • medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur; • correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; • complying with the federal law and regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (GUDID); • the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and • post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods, facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls. 24

28 | OP - Annual Report 2025 Enforcement Powers The FDA has broad regulatory enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of actions, which may result in any of the following sanctions: • warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties; • recalls, withdrawals, or administrative detention or seizure of our products; • operating restrictions or partial suspension or total shutdown of production; • refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products; • withdrawing 510(k) clearances or PMA approvals that have already been granted; • refusal to grant export or import approvals for our products; or • criminal prosecution. Regulation of Medical Devices in the EEA All medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive ("MDD"). There is also a directive specifically addressing Active Implantable Medical Devices (Directive 90/385/EEC). The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as benchmarks to satisfy the essential requirements. To demonstrate compliance with the essential requirements laid down in Annex I to the MDD, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are separate entities from government that are authorized by government authorities to perform conformity assessments. The notified body also audits and examines a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the assessed devices conform to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device. In order to demonstrate safety and performance for their medical devices, manufacturers must evaluate applicable clinical data in accordance with the requirements of Annex X to the MDD and applicable European and International Organization for Standardization standards, as implemented or adopted in the EEA member states. Clinical data may be in the form of relevant scientific literature of an equivalent device, clinical investigations of the device, or both. Clinical investigations for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees 25

OP - Annual Report 2025 | 29  also require the submission of serious adverse event reports during a study and may request a copy of the final study report. The Medical Devices Regulation ("MDR") entered into force in May 2017 and, due to the COVID-19 pandemic, was postponed from its original application date of May 2020 to May 2021. The application date refers to the time by which the MDR goes into effect. On January 6, 2023, the European Commission sent a proposal to the European Parliament for extending the application date to December 31, 2027 for the Class III and IIb implantable devices. The proposal also seeks to extend the application date to December 31, 2028 for select Class IIb, Class IIa and Class I devices. On February 16, 2023, the European Parliament approved, in part, the extension of the application date for Class III and IIb implantable devices to December 31, 2027. The MDR imposes significant additional reporting requirements on manufacturers of all medical devices, imposes an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance, and provides for more strict clinical evidence requirements. The MDR includes further controls and requirements on the following activities: • high level of request for premarket clinical evidence for high risk devices; • increased scrutiny of technical files for implantable devices; • monitoring of notified bodies, by independent auditors; • increased requirements regarding vigilance and product traceability (specifically related to labeling requirements); • increased regulation for non-traditional roles such as importer and distributor; and • Post-Market Clinical Follow-up that requires significantly greater clinical data specific to our devices, which leads to greater costs for collecting such data than under the MDD. We received our MDR certification on December 10, 2025. Regulations in the United Kingdom Effective January 31, 2020, the United Kingdom of Great Britain and Northern Ireland, or the UK, withdrew from the European Union, or EU. New regulations specific to the UK went into effect beginning January 1, 2021 with a transitional period through June 30, 2025. Devices sold in Northern Ireland will be required to keep the CE Marking after the transition period ends. In order to comply with the regulations and continue selling medical devices in the UK following the transition period, the Company appointed a UK Responsible Person and registered the medical devices with the UK's Medicines and Healthcare product Regulatory Agency, or MHRA. A conformity assessment was completed by a UK Approved Body, or UKAB. The UKAB audited and examined each product’s technical dossiers and the manufacturers’ quality system. Satisfied that the relevant product conforms to the relevant essential requirements, the UKAB issued a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer has applied the UKCA Mark to the device, which allows the device to be placed on the market throughout the UK. Ongoing, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device. Regulation of Medical Devices in Other Foreign Countries We are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of: • design, development, manufacturing and testing; • product standards; • product safety; 26

30 | OP - Annual Report 2025 • product safety reporting; • marketing, sales and distribution; • packaging and storage requirements; • labeling requirements; • content and language of instructions for use; • clinical trials; • record keeping procedures; • advertising and promotion; • recalls and field corrective actions; • post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; • import and export restrictions; • tariff regulations, duties and tax requirements; • registration for reimbursement; and • necessity of testing performed in country by distributors for licensees. Healthcare Regulations Federal, State and Foreign Fraud and Abuse and Physician Payment Transparency Laws In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, foreign, federal, and state anti-kickback and false claims laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including stock, stock options, and the compensation derived through ownership interests. Recognizing that the federal Anti-Kickback Statute is broad and may prohibit many innocuous or beneficial arrangements within the healthcare industry, the DHHS issued regulations in July 1991, which the Department has referred to as “safe harbors.” These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure medical device manufacturers, HCPs and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its 27

OP - Annual Report 2025 | 31  • product safety reporting; • marketing, sales and distribution; • packaging and storage requirements; • labeling requirements; • content and language of instructions for use; • clinical trials; • record keeping procedures; • advertising and promotion; • recalls and field corrective actions; • post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; • import and export restrictions; • tariff regulations, duties and tax requirements; • registration for reimbursement; and • necessity of testing performed in country by distributors for licensees. Healthcare Regulations Federal, State and Foreign Fraud and Abuse and Physician Payment Transparency Laws In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, foreign, federal, and state anti-kickback and false claims laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including stock, stock options, and the compensation derived through ownership interests. Recognizing that the federal Anti-Kickback Statute is broad and may prohibit many innocuous or beneficial arrangements within the healthcare industry, the DHHS issued regulations in July 1991, which the Department has referred to as “safe harbors.” These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure medical device manufacturers, HCPs and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its 27 facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (described below). Violations of the federal Anti-Kickback Statute can result in imprisonment, exclusion from Medicare, Medicaid or other governmental programs, as well as civil and criminal penalties, including criminal fines. Civil penalties for such conduct can further be assessed under the federal False Claims Act, including penalties of up to three times the amounts paid for such claims. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities. The majority of states also have anti-kickback laws which establish similar prohibitions and in some cases may apply more broadly to items or services covered by any third-party payor, including commercial insurers and self-pay patients. The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The federal civil False Claims Act also applies to false submissions that cause the government to be paid less than the amount to which it is entitled, such as a rebate. Intent to deceive is not required to establish liability under the civil federal civil False Claims Act. In addition, private parties may initiate “qui tam” whistleblower lawsuits against any person or entity under the federal civil False Claims Act in the name of the government and share in the proceeds of the lawsuit. Penalties for federal civil False Claim Act violations include fines for each false claim, plus up to three times the amount of damages sustained by the federal government and, most critically, may provide the basis for exclusion from the federally funded healthcare program. On May 20, 2009, the Fraud Enforcement Recovery Act of 2009, or FERA, was enacted, which modifies and clarifies certain provisions of the federal civil False Claims Act. In part, the FERA amends the federal civil False Claims Act such that penalties may now apply to any person, including an organization that does not contract directly with the government, who knowingly makes, uses or causes to be made or used, a false record or statement material to a false or fraudulent claim paid in part by the federal government. The government may further prosecute conduct constituting a false claim under the federal criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious or fraudulent and, unlike the federal civil False Claims Act, requires proof of intent to submit a false claim. The Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier. HIPAA also created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third- party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. For example, the advertising and promotion of our products is subject to EU Directives concerning misleading and comparative advertising and unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose 28

32 | OP - Annual Report 2025 limitations on our promotional activities with healthcare professionals. Also, many U.S. states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, there has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to healthcare professionals or entities. The federal Open Payment ("Sunshine") program imposes annual reporting requirements on certain drug, biologics, medical supplies and device manufacturers for which payment is available under Medicare, Medicaid or CHIP for payments and other transfers of value provided by them, directly or indirectly, to physicians (including physician family members) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties. Manufacturers must submit reports by the 90th day of each calendar year. Certain foreign countries and U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. Data Privacy and Security Laws We may also become subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers, such as HIPAA, as amended by HITECH, in the United States. Under HIPAA, the DHHS has issued regulations to protect the privacy and security of protected health information used or disclosed by covered entities including certain healthcare providers and their business associates. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA violations carry civil and criminal penalties, and, in certain circumstances, criminal penalties. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages on behalf of residents of his or her state. In the European Union, we may be subject to laws relating to our collection, control, processing and other use of personal data (i.e. data relating to an identifiable living individual). We process personal data in relation to our operations. We process data of both our employees and our customers, including health and medical information. The data privacy regime in the EU includes the EU Data Protection Directive (95/46/EC) regarding the processing of personal data and the free movement of such data, the E-Privacy Directive 2002/58/EC and national laws implementing each of them. Each EU Member State has transposed the requirements laid down by the Data Protection Directive and E-Privacy Directive into its own national data privacy regime and therefore the laws may differ significantly by jurisdiction. We need to ensure compliance with the rules in each jurisdiction where we are established or are otherwise subject to local privacy laws. The requirements include that personal data may only be collected for specified, explicit and legitimate purposes based on legal grounds set out in the local laws, and may only be processed in a manner consistent with those purposes. Personal data must also be adequate, relevant, not excessive in relation to the purposes for which it is collected, be secure, not be transferred outside of the EEA unless certain steps are taken to ensure an adequate level of protection and must not be kept for longer than necessary for the purposes of collection. To the extent that we process, control or otherwise use sensitive data relating to living individuals (for example, patients’ health or medical information), more stringent rules apply, limiting the circumstances and the manner in which we are legally permitted to process that data and transfer that data outside of the EEA. In particular, in order to process such data, explicit consent to the processing (including any transfer) is usually required from the data subject (being the person to whom the personal data relates). We are subject to the supervision of local data protection authorities in those jurisdictions where we are established or otherwise subject to applicable law. Local laws are amended from time to time, and guidance is issued frequently by regulators. Any changes in law and new guidance may impact, and require changes to, our current operations. Additionally, on January 25, 2012, the European Commission published its draft EU General Data Protection Regulation ("GDPR"). On March 12, 2014, the European Parliament formally passed a revised proposal of the Regulation, and the Council of the European Union published its general approach on June 15, 2015. Trilogue discussion between the European 29

OP - Annual Report 2025 | 33  Commission, European Parliament and Council of the European Union have concluded and the GDPR came into force May 25, 2018. The Regulation implements significant changes to the EU data protection regime. Unlike the E-Privacy and Data Protection Directives, the Regulation has direct effect in each EU Member State, without the need for further enactment. The Regulation strengthened individuals’ rights and imposed stricter requirements on companies processing personal data and increases financial penalties for non-compliance. Going forward we are subject to newly enacted SEC requirements to report any material breach of our IT systems and to disclose our processes for assessing, identifying, and managing material risks from cybersecurity threats. Healthcare Reform The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products. The implementation of the Affordable Care Act in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The Affordable Care Act imposed, among other things, a new federal excise tax on the sale of certain medical devices (which was permanently repealed December 20, 2019), provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the Affordable Care Act has expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the Affordable Care Act such as removing or delaying penalties, starting January 1, 2019, for not complying with the Affordable Care Act’s individual mandate to carry health insurance and delaying the implementation of certain Affordable Care Act-mandated fees. In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. However, the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. The Consolidated Appropriations Act, 2021, signed into law on December 27, 2020, extended the suspension period to March 31, 2021. In April 2021 it was suspended again through December 31, 2021. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments beginning January 1, 2020 that are based on various performance measures and physicians’ participation in alternative payment models, such as accountable care organizations. We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure. 30

34 | OP - Annual Report 2025 Anti-Bribery and Corruption Laws Our U.S. operations are subject to the U.S. Foreign Corrupt Practices Act of 1977 or FCPA. We are required to comply with the FCPA, which generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business or other benefits. In addition, the FCPA imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. We also are subject to similar anticorruption legislation implemented in Europe under the Organization for Economic Co-operation and Development’s Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. Coverage and Reimbursement In the United States, our currently approved products are commonly treated as general supplies utilized in orthopedic surgery and if covered by third-party payors, are paid for as part of the surgical procedure. Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain sufficient coverage and reimbursement from third-party payors for procedures in which our products are used, or adverse changes in government and private third-party payors’ coverage and reimbursement policies. Based on our experience to date, third-party payors generally reimburse for the surgical procedures in which our products are used only if the patient meets the established medical necessity criteria for surgery. Some payors are moving toward a managed care system and control their healthcare costs by limiting authorizations for surgical procedures, including elective procedures using our devices. Although no uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor, reimbursement decisions by particular third-party payors may depend upon a number of factors, including the payor’s determination that use of a product is: • a covered benefit under its health plan; • appropriate and medically necessary for the specific indication; • cost effective; and • neither experimental nor investigational. Third-party payors are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers, or billing for inappropriate care settings. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors. The Centers for Medicare and Medicaid Services ("CMS") is responsible for administering the Medicare program and sets coverage and reimbursement policies for the Medicare program in the United States. The CMS, in partnership with state governments, also administers the Medicaid program and CHIP. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments and may vary from state to state and from year to year and will likely play an even larger role in healthcare funding pursuant to the Affordable Care Act. A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology, or CPT, code, to describe the procedure in which the product is used. To receive payment, healthcare 31

OP - Annual Report 2025 | 35  practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed or deleted, reimbursement for performances of these procedures may be adversely affected. In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products. We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering healthcare. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be covered for a specific indication, that our products will be considered cost-effective by third party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement. Specifically, Australia now requires clinical data for clearance and reimbursement be in the form of prospective, multi-center studies, a high bar not previously applied. In addition, in France, certain innovative devices have been identified as needing to provide clinical evidence to support a “mark-specific” reimbursement. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so. In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products. ITEM 1A. RISK FACTORS Our business is subject to many risks. This section includes a discussion of important factors that could affect our business, operating results, financial condition and the trading price of our common stock. You should carefully consider these risk factors, together with all of the other information included in this Annual Report on Form 10-K as well as our other publicly available filings with the SEC. Risks Related to Our Financial Condition and Capital Requirements We are unable to predict the extent to which widespread health emergencies, such as COVID-19 and respiratory syncytial virus, or RSV, or other pandemics, epidemics and infectious disease outbreaks, may adversely impact our business and financial results. At the onset of, and at various times during, the COVID-19 pandemic, hospitals postponed certain elective procedures, diverted resources to patients suffering from COVID-19, and limited access for non-patients, including our sales professionals and distributors. As a majority of our products are utilized in elective surgeries or procedures, the deferrals of such surgeries and procedures have had, and may continue to have, a significant negative impact on our business and results of operations. In addition, these circumstances have negatively impacted, and may continue to negatively impact, the ability of our sales professionals and distributors to effectively market and sell our products, which has had and may continue to have a material adverse effect on our revenues. 32

36 | OP - Annual Report 2025 In 2023 and 2022, the United States also experienced a significant and unprecedented increase in cases of respiratory syncytial virus, or RSV. The volume of elective procedures utilizing our products were negatively impacted as a significant percent of hospital capacity was absorbed to cover the increase in RSV-related hospitalizations. This had a negative impact on our sales volume in 2023 and 2022 and may continue to do so into the future. Widespread health emergencies, such as COVID-19 and RSV, or other pandemics, epidemics or infectious disease outbreaks, may adversely impact the global macroeconomic environment, resulting in periods of regional, national or global economic slowdown or regional, national or global recessions. The extent to which COVID-19, RSV, or other pandemics, epidemics and infectious disease outbreaks impact our business, results of operations and financial condition is highly uncertain and difficult to predict. Moreover, the continuing effects of COVID-19 and RSV and the potential for other pandemics, epidemics or infectious disease outbreaks, may heighten many of the other risks identified within this Annual Report on Form 10-K. Depending on the continued severity and ultimate duration of any widespread health emergency, the negative effects on our business, results of operations and financial condition could be material. Unfavorable economic conditions could adversely affect our business, financial condition or results of operations. Our results of operations could be adversely affected by general conditions in the U.S. and global economies, the U.S. and global financial markets and adverse macroeconomic developments. U.S. and global market and economic conditions have been, and continue to be, disrupted and volatile due to many factors, including the COVID-19 pandemic, material shortages and related supply chain challenges, geopolitical developments such as the conflicts between Ukraine and Russia as well as Israel and Palestine, and increasing inflation rates and the responses by central banking authorities to control such inflation, among others. Furthermore, a severe or prolonged global economic downturn or recession could result in a variety of risks to our business. For example, inflation rates, particularly in the United States, recently increased to levels not seen in years, and increased inflation over a prolonged period may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital on acceptable terms, if at all. In addition, the U.S. Federal Reserve has raised, and may again raise or lower, interest rates in response to changing inflation rates, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks. A weak or declining economy could also strain our suppliers and manufacturers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business. We are subject to risks of doing business in other countries, including those related to tariffs, trade restrictions and government actions. We are subject to risks of doing business internationally, including: • changes in regulatory requirements or other executive branch actions, such as Executive Orders; • changes in the global trade environment, including potential deterioration in geopolitical or trade relations between countries; • disputes with authorities in non-U.S. jurisdictions, including international trade authorities; • imposition of domestic and international taxes, export controls, tariffs, duties, embargoes, sanctions and other trade restrictions; • tariffs, duties or other costs attributable to the importation of raw materials, parts, products and services, which could impact sales and/or delivery of products and services outside the U.S. and/or impose increased costs on us, our supply chain or our customers; and • fluctuations in international currency exchange rates. 33

OP - Annual Report 2025 | 37  While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations. The United States recently announced changes to U.S. trade policy, including adding new or modifying existing tariffs on imports. On April 2, 2025, the United States announced a 10% baseline reciprocal tariff on imports from all countries, along with additional country-specific tariffs for select trading partners. Several countries have indicated retaliatory actions or plans for such actions. On April 9, 2025, the United States implemented a 90-day pause on the country-specific tariffs for all countries except China, while maintaining the 10% baseline tariff. Tariffs and potential retaliation could significantly increase the cost of our products and reduce demand. On July 9, 2025, the United States announced plans to impose a 50% tariff on imports from Brazil, which became effective on August 6, 2025. On July 28, 2025, the United States and the European Union announced a trade agreement establishing a 15% tariff on most EU-originating goods. Impacts from potential deterioration in geopolitical or trade relationships between the United States and other countries, including as a result of the risks described above, could have a material adverse impact on our financial position, results of operations and/or cash flows. Changes in Medicaid coverage and reimbursement policies may adversely affect our business, financial condition, and results of operations. A portion of our products are used in pediatric orthopedic procedures that may be reimbursed under Medicaid. Legislative or regulatory changes at the federal or state level that reduce Medicaid enrollment, restrict coverage for specific procedures or devices, or lower reimbursement rates could negatively impact our business. These changes may result in decreased procedure volumes, increased pricing pressure from healthcare providers and payers, and delays in the adoption of our products, particularly in hospitals and clinics serving high volumes of Medicaid patients. Additionally, because Medicaid is administered at the state level, there is considerable variability in how coverage and reimbursement policies are implemented. This variability introduces uncertainty in forecasting demand and reimbursement levels for our products. Any such changes or uncertainties could materially and adversely affect our revenues, margins, and overall financial performance. Potential significant political, trade, or regulatory developments may impact our business. The potential impacts of recent political, trade, and regulatory developments on business operations are difficult to determine and manage. The uncertainty surrounding future trade relationships and the potential for increased market volatility and currency exchange rate fluctuations along with tariffs and trade regulations could have an adverse effect on our financial condition, results of operations, and cash flows. Other actions which have not yet been announced create uncertainty and are difficult to predict and or manage. We have incurred losses in the past and may be unable to achieve or sustain profitability in the future. We incurred operating losses in all fiscal years since inception. We had operating losses of $39.2 million, $35.0 million and $26.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. As a result of ongoing losses, as of December 31, 2025, we had an accumulated deficit of $275.2 million. We expect to continue to incur significant product development, clinical and regulatory, sales and marketing and other expenses. The operating losses we incur may fluctuate significantly from quarter to quarter. We will need to generate significant additional revenue to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock. We may be unable to generate sufficient revenue from the commercialization of our products and services to achieve profitability. At present, we rely solely on the commercialization of our products and services to generate revenue, and we expect to generate substantially all of our revenue in the foreseeable future from sales of these products and services. In order to successfully commercialize our products and services, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, to obtain regulatory clearances or approvals for our products in additional countries, to achieve and maintain compliance 34

38 | OP - Annual Report 2025 with all applicable regulatory requirements and to develop and commercialize our products and services with new features or for additional indications. If we fail to successfully commercialize our products or services, we may never receive a return on the substantial investments in product development, sales and marketing, regulatory compliance, manufacturing and quality assurance we have made, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments. In addition, potential customers may decide not to purchase our products or services, or our customers may decide to cancel orders due to changes in treatment offerings, research and development plans, adverse clinical outcomes, difficulties in obtaining coverage or reimbursement for procedures using our products, difficulties obtaining approval from a hospital, complications with manufacturing or the utilization of technology developed by other parties, all of which are circumstances outside of our control. In addition, demand for our products or services may not increase as quickly as we predict, and we may be unable to increase our revenue levels as we expect. Even if we succeed in increasing adoption of these systems by physicians, hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features or indications for these systems, we may be unable to generate sufficient revenue to achieve profitability. We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations. Based on our current business plan, we believe our current cash and cash receipts from sales of our products will be sufficient to meet our anticipated cash requirements for at least the next 12 months. If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result of the risks described in this Annual Report on Form 10-K, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to: • increase our sales and marketing efforts to increase market adoption of our products and address competitive developments; • provide for supply and inventory costs associated with plans to accommodate potential increases in demand for our products; • fund development and marketing efforts of any future products or additional features to then- current products; • acquire, license or invest in new technologies; • acquire or invest in complementary businesses or assets; and • finance capital expenditures and general and administrative expenses. Our present and future funding requirements will depend on many factors, including: • our ability to achieve revenue growth and gross margins; • our rate of progress in establishing coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors; • the cost of expanding our operations and offerings, including our sales and marketing efforts; • our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products; • the cost of research and development activities; 35

OP - Annual Report 2025 | 39  • the effect of competing technological and market developments; • costs related to international expansion; and • the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products. Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets. Our sales volumes and our results of operations may fluctuate over the course of the year. We have experienced and continue to experience meaningful variability in our sales and gross profit among quarters, as well as within each quarter, as a result of a number of factors, which may include, among other things: • the number of products sold in the quarter; • the unpredictability of sales of full sets of implants and instruments to our international distributors; • the demand for, and pricing of, our products and the products of our competitors; • the timing of or failure to obtain regulatory clearances or approvals for our products; • the costs, benefits and timing of new product introductions; • increased competition; • the availability and cost of components and materials; • the number of selling days in the quarter; • fluctuation and foreign currency exchange rates; or • impairment and other special charges. Our loan and security agreement with Braidwell LP contains covenants that may restrict our business and financing activities. On August 5, 2024, we entered into a $100 million term loan and private placement arrangement with Braidwell LP by and among (i) the Company and other borrowers party to the Term Loan Agreement, (ii) Braidwell LP, and (iii) the financial institutions or other entities from time to time party thereto as Lenders. Terms of the financing include a $50 million term loan and $50 million of convertible notes. The term loan consists of an initial term loan of $25 million and a delayed draw term loan facility of an additional $25 million, withdrawn in June 2025. 36

40 | OP - Annual Report 2025 The Term Loan Agreement restricts our ability to, among other things: • dispose of or sell our assets; • modify our organizational documents; • merge with or acquire other entities or assets; • incur additional indebtedness; • create liens on our assets; • pay dividends; and • make certain investments. The covenants in the Term Loan Agreement, as well as any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the Term Loan Agreement. If not waived, future defaults could cause all of the outstanding indebtedness under the Term Loan Agreement to become immediately due and payable and terminate all commitments to extend further credit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness — Term Loan Agreement.” If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may be unable to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern. Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of accrued amounts. We are subject to taxation in numerous U.S. states and territories, as well as certain countries outside the U.S. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various tax jurisdictions that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of such places. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including passage of the newly enacted U.S. federal income tax law, changes in the mix of our profitability from jurisdiction to jurisdiction, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements. Our ability to use net operating losses to offset future taxable income may be subject to limitations. As of December 31, 2025, we had federal, state and foreign net operating loss carryforwards, or NOLs, of $172.2 million, $103.7 million and $37.8 million, respectively. The federal, state and foreign net operating loss carryforwards will begin to expire, if not utilized, beginning in 2028. All deferred tax assets were fully offset by a valuation allowance, except for Canada, and no income tax benefit has been recognized in continuing operations related to the NOLs which have valuation allowances. Under federal income tax law, federal net operating losses incurred in years beginning after December 31, 2017, may be carried forward indefinitely; but the deductibility of such federal net operating losses is limited to 80% of taxable income. Each state and foreign jurisdiction has its own net operating loss carryforward and carryback rules with varying conformity to the newly enacted federal tax law. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We determined that an ownership change occurred on May 30, 2014, resulting in a limitation of approximately $1.1 million per year being imposed on the use of our pre-change NOLs of 37

OP - Annual Report 2025 | 41  approximately $45.2 million. A second ownership change occurred on December 11, 2018. The estimated annual limitation is $9.7 million, which is increased by $22.4 million over the first five years as a result of an unrealized built in gain. It is possible that we have experienced other ownership changes. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. Our goodwill, intangible assets and fixed assets are subject to potential impairment; we have recorded significant intangible asset impairment charges and may be required to record additional charges to future earnings if our goodwill or remaining intangible assets become impaired. A significant portion of our assets consists of goodwill, intangible assets and fixed assets. The carrying value of these assets may be reduced if we determine that those assets are impaired, including intangible assets from recent acquisitions. Most of our intangible and fixed assets have finite useful lives and are amortized or depreciated over their useful lives on a straight-line basis. The underlying assumptions regarding the estimated useful lives of these intangible assets are analyzed on at least an annual basis and more often if an event or circumstance occurs making it likely that the carrying value of the assets may not be recoverable. Any such changes are adjusted through accelerated amortization, if necessary. Whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable, we test intangible assets for impairment based on estimates of future cash flows. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets and/or goodwill may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry, the introduction of newer technology or competing products that may cannibalize future sales, or other materially adverse events that have implications on the profitability of our business. When testing for impairment of finite-lived intangible assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an intangible asset is considered to be impaired, the amount of the impairment will equal the excess of the carrying value over the fair value of the asset. Goodwill and indefinite-lived intangible assets are required to be tested for impairment at least annually. We review our two reporting units for potential goodwill impairment along with each of our indefinite-lived intangible assets in the fourth quarter of each year as part of our annual impairment testing, and more often if an event or circumstance occurs making it likely that impairment exists. During 2025, 2024 and 2023, we recorded an impairment charge of $6.6 million, $1.8 million, and $1.0 million, respectively, related to certain goodwill and other intangible assets. If actual results differ from the assumptions and estimates used in the goodwill and intangible asset calculations, we could incur future impairment or amortization charges, which could negatively impact our financial condition and results of operations. Risks Related to Our Business and Strategy Our long-term growth depends on our ability to commercialize our products in development and to develop and commercialize additional products through our research and development efforts, and if we fail to do so we may be unable to compete effectively. In order to increase our market share in the pediatric orthopedic markets, we must successfully commercialize our current products in development, enhance our existing product offerings and introduce new products in response to changing customer demands and competitive pressures and technologies. Our industry is characterized by intense competition, rapid technological changes, new product introductions and enhancements and evolving industry standards. Our business prospects depend in part on our ability to develop and commercialize new products and applications for our technology, including in new markets that develop as a result of technological and scientific advances, while improving the performance and cost- effectiveness of our products. New technologies, techniques or products could emerge that might offer better combinations of price and performance than our products. It is important that we anticipate changes in technology and market demand, as well as physician, hospital and healthcare provider practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis. We might be unable to successfully commercialize our current products with domestic or international regulatory clearances or approvals or develop or obtain regulatory clearances or approvals to market new products. Additionally, these products and any future products might not be accepted by the orthopedic surgeons or the third-party payors who reimburse for the procedures performed with our products or may not 38

42 | OP - Annual Report 2025 be successfully commercialized due to other factors. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to: • properly identify and anticipate clinician and patient needs; • develop and introduce new products or product enhancements in a timely manner; • adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties; • demonstrate the safety and efficacy of new products; and • obtain the necessary regulatory clearances or approvals for new products or product enhancements. If we do not develop and obtain regulatory clearances or approvals for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to develop enhancements or new generations of our products successfully, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features. Nevertheless, we must carefully manage our introduction of new products. If potential customers believe such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also have excess or obsolete inventory as we transition to new products, and we have no experience in managing product transitions. If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted. In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. Furthermore, a malfunction by one of our products may not be detected for an extended period of time, which may result in delay or failure to remedy the condition for which the product was prescribed. Although we have established internal procedures to minimize risks that may arise from quality issues, we may be unable to eliminate or mitigate occurrences of these issues and associated liabilities. We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow. Our currently marketed products are, and any future products we develop and commercialize will be, subject to intense competition. The industry in which we operate is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop products that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors, and are safer, less invasive and more effective than competing products and treatments. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products. We have competitors in each of our three product categories, including Johnson & Johnson MedTech (a subsidiary of Johnson and Johnson), Medtronic plc, Smith & Nephew plc, OrthoFix, and Hanger clinics. At any time, these and other potential market entrants may develop new devices or treatment alternatives that may render our products obsolete or uncompetitive. In addition, they may gain a market advantage by developing and patenting competitive products or processes earlier than we can or by obtaining regulatory clearances or market registrations more rapidly than we can. Many of our current and potential competitors have substantially greater sales and financial resources than we do. In addition, these companies may have more established 39

OP - Annual Report 2025 | 43  distribution networks, entrenched relationships with orthopedic surgeons and greater experience in launching, marketing, distributing and selling products. In addition, new market participants continue to enter the orthopedic industry. Many of these new competitors specialize in a specific product or focus on a particular market sector, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are or claim to be superior to our products or that are alternatives to our existing or planned products may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the orthopedic surgery market generally. We also face a particular challenge of overcoming the long-standing practices by some orthopedic surgeons of using the products of our larger, more established competitors. Orthopedic surgeons who have completed many successful, complex surgeries using the products made by these competitors may be disinclined to adopt new products with which they are less familiar. Further, orthopedic surgeons may choose to use the products of our larger, more established competitors because of their broad and comprehensive adult orthopedic offerings. If these orthopedic surgeons do not adopt our products, then our revenue growth may slow or decline and our stock price may decline. Our competitors may also develop and patent processes or products earlier than we can or obtain domestic or international regulatory clearances or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar processes or products. We also compete with our competitors in acquiring technologies and technology licenses complementary to our products or advantageous to our business. In addition, we compete with our competitors to engage the services of independent sales agencies and distributors, both those presently working with us and those with whom we hope to work as we expand. We provide implant and instrument sets for the majority of surgeries performed using our products, and maintaining sufficient levels of inventory could consume a significant amount of our resources, reduce our cash flows and lead to inventory impairment charges. We are required to maintain significant levels of implant and instrument sets for consignment to our customers. The amount of this investment is driven by the number of orthopedic surgeons or hospitals using our products, and as the number of different orthopedic surgeons and hospitals that use our products increases, the number of implant and instrument sets required to meet this demand will increase. Because we do not have the sales volume of some larger companies, we may be unable to utilize our instrument sets as often and our return on assets may be lower when compared to such companies. In addition, because fewer than all of the components of each set are used in a typical surgery, certain portions of the set may become obsolete before they can be used. In the event that a substantial portion of our inventory becomes obsolete, the resulting costs associated with the inventory impairment charges and costs required to replace such inventory could have a material adverse effect on our earnings and cash flows. In addition, as we introduce new products, new implant and instrument sets may be required, with a significant initial investment required to accommodate the launch of the product. The provision of loaned instrument sets to our customers may implicate certain federal and state fraud and abuse laws. In the United States, we typically loan instrument sets for each surgery performed using our products at no additional charge to the customer. The provision of these instruments at no charge to our customers may implicate certain federal and state fraud and abuse laws. Because the provision of loaned instrument sets may result in a benefit to our customers, the government could view this practice as a prohibited transfer of value intended to induce customers to purchase our products that are used in procedures reimbursed by a federal healthcare program. For further discussion of these laws, see “Risks Related to Regulatory Matters." We are subject to certain federal, state and foreign fraud and abuse laws and health information privacy and security laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business. 40

44 | OP - Annual Report 2025 We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense. Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including: • difficulty assimilating or integrating acquired or licensed technologies, products or business operations; • issues maintaining uniform standards, procedures, controls and policies; • unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill; • diversion of management’s attention from our core business and disruption of ongoing operations; • adverse effects on existing business relationships with suppliers and customers; • risks associated with entering new markets in which we have limited or no experience; • potential losses related to investments in other companies; • potential loss of key employees of acquired businesses; and • increased legal and accounting compliance costs. We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures, languages and legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries. To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our stock as consideration. As discussed above, acquisitions of, or investments in, new or complementary businesses, products or technologies are inherently risky. We cannot guarantee that any acquisition or investment will be successful or will not have a material unfavorable impact on us. We also cannot be certain that the businesses, products or technologies we acquire or invest in will become or remain profitable. 41

OP - Annual Report 2025 | 45  We may be unable to gain the support of leading hospitals and key opinion leaders, which may make it difficult to establish our products as a standard of care and achieve market acceptance. Our strategy includes educating leading hospitals and key opinion leaders in the industry. If these hospitals and key opinion leaders determine that alternative technologies are more effective or that the benefits offered by our products are not sufficient to justify their higher cost, or if we encounter difficulty promoting adoption or establishing these systems as a standard of care, our ability to achieve market acceptance of the products we introduce could be significantly limited. We may be unable to maintain adequate working relationships with healthcare professionals. We seek to maintain close working relationships with respected orthopedic surgeons and medical personnel in hospitals and other healthcare organizations who assist in product research and development. We rely on these professionals to assist us in the development and improvement of our proprietary products. As a result of the COVID-19 pandemic and RSV, our access to these professionals has been limited at times as hospitals have restricted access for non-patients, including our research and development specialists and other employees, and we have experienced certain pandemic-related travel limitations, which has adversely affected our ability to develop, market and sell products. If we are unable to maintain these relationships, our ability to develop, market and sell new and improved products could be further adversely affected. We may be unable to successfully demonstrate to orthopedic surgeons the merits of our products compared to those of our competitors. Orthopedic surgeons play a significant role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient. As a result, our success depends, in large part, on our ability to effectively market to them and demonstrate to orthopedic surgeons the merits of our products compared to those of our competitors for use in treating patients. Acceptance of our products depends on educating orthopedic surgeons as to the distinctive characteristics, perceived clinical benefits, safety and cost-effectiveness of our products as compared to our competitors’ products, and on training orthopedic surgeons in the proper use of our products. If we are not successful in convincing orthopedic surgeons of the merits of our products or educating them on the use of our products, they may not use our products or use them effectively and we may be unable to increase our sales, sustain our growth or achieve and sustain profitability. Furthermore, we believe many orthopedic surgeons may be hesitant to adopt our products unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that our products provide benefits or are attractive alternatives to our competitors’ products. Orthopedic surgeons may be hesitant to change their surgical treatment practices for the following reasons, among others: • lack of experience with our products; • existing relationships with competitors and sales distributors that sell competitive products; • lack or perceived lack of evidence supporting additional patient benefits; • perceived liability risks generally associated with the use of new products and procedures; • less attractive availability of coverage and reimbursement within healthcare payment systems compared to procedures using other products and techniques; • costs associated with the purchase of new products and equipment; and • the time commitment that may be required for training. In addition, we believe recommendations and support of our products by influential orthopedic surgeons are essential for market acceptance and adoption. If we do not receive support from such orthopedic surgeons or long-term data does not show the benefits of using our products, orthopedic surgeons may not use our products. In such circumstances, we may not achieve expected sales, growth or profitability. 42

46 | OP - Annual Report 2025 If orthopedic surgeons fail to safely and appropriately use our products, or if we are unable to train orthopedic surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected growth. An important part of our sales process includes the ability to screen for and identify orthopedic surgeons who have the requisite training and experience to safely and appropriately use our products. If orthopedic surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us. If we are unable to successfully identify orthopedic surgeon customers who will be able to successfully deploy our products, we may be unable to achieve our expected growth. There is a learning process involved for orthopedic surgeons to become proficient in the use of our products. It is critical to the success of our commercialization efforts with respect to future products to train a sufficient number of orthopedic surgeons and to provide them with adequate instruction in the use of our products. This training process may take longer than expected and may therefore affect our ability to increase sales. Convincing orthopedic surgeons to dedicate the time and energy necessary for adequate training is challenging, and we may not be successful in these efforts. Although we believe our interactions with orthopedic surgeons are conducted in compliance with FDA, federal and state fraud and abuse and other applicable laws and regulations developed both nationally and in foreign countries, if the FDA or other competent authority determines that any of our activities constitute promotion of an unapproved use or promotion of an intended purpose not covered by FDA approved labeling or the current European Union product certification, or CE Mark, affixed to our product, they could request that we modify our activities, issue corrective advertising or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalty. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. Our business is subject to seasonal fluctuations. Our business is subject to seasonal fluctuations in that our revenue is typically higher in the summer months and holiday periods, driven by higher sales of our scoliosis and trauma and deformity products, which is influenced by the higher incidence of pediatric surgeries during these periods due to recovery time provided by breaks in the school year. Additionally, our scoliosis patients tend to have additional health challenges that make scheduling their procedures variable in nature. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year. If we are unable to convince hospital facilities to approve the use of our products, our sales may decrease. In the United States, in order for orthopedic surgeons to use our devices, the hospital facilities where these orthopedic surgeons treat patients will typically require us to obtain approval from the facility’s value analysis committee, or VAC. VACs typically review the comparative effectiveness and cost of medical devices used in the facility. The makeup and evaluation processes for VACs vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant VAC. For example, even if we have an agreement with a hospital system for the purchase of our products, in most cases, we must obtain VAC approval by each hospital within the system to sell at that particular hospital. Additionally, hospitals typically require separate VAC approval for each specialty in which our products are used, which may result in multiple VAC approval processes within the same hospital even if such product has already been approved for use by a different specialty group. We may need VAC approval for each different device to be used by the orthopedic surgeons in that specialty. In addition, hospital facilities and group purchasing organizations, or GPOs, which manage purchasing for multiple facilities, may also require us to enter into a purchase agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly, and time-consuming effort. If we do not obtain access to hospital facilities in a timely manner, or at all, via these VAC and purchase contract processes, or otherwise, or if we are unable to secure contracts in a timely manner, or at all, our operating costs will increase, our sales may 43

OP - Annual Report 2025 | 47  decrease, and our operating results may be harmed. Furthermore, we may expend significant effort in these costly and time-consuming processes and still may not obtain VAC approval or a purchase contract from such hospitals or GPOs. We may be unable to successfully expand our sales infrastructure and adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products and we may never generate sufficient revenue to achieve or sustain profitability. We began selling our products in the United States in 2008 and internationally in 2011. In 2017, we began to supplement our use of independent stocking distributors with direct sales programs in the United Kingdom, Ireland, Australia and New Zealand. We began selling direct to Canada in September 2018, Belgium and the Netherlands in January 2019, Italy in March 2020 and Germany, Switzerland and Austria in January 2021. In these markets, we work through sales agencies that are paid a commission. In order to further enhance our operations in Europe, we established operating companies in the Netherlands and Germany in March 2019 and April 2022, respectively. In 2023, we hired operating and sales representatives in Germany as salaried employees to better serve our customers. In 2024, we hired a VP of Asia-Pacific (APAC) sales to expand our sales in Australia and other Asia Pacific countries. In November 2025, we established a legal entity in Brazil to sell and distribute directly to the local market. As of December 31, 2025, our international sales organization consisted of a network of more than 80 independent stocking distributors, over 40 independent sales agencies and several direct sales representatives. We sell our products in over 75 countries outside of the United States. Our operating results are directly dependent upon the sales and marketing efforts of our independent sales agencies and distributors. If our independent sales agencies or distributors fail to adequately promote, market and sell our products, our sales could significantly decrease. In addition, our future sales will largely depend on our ability to increase our marketing efforts and adequately address our customers’ needs. We believe it is necessary to utilize a sales force that includes sales agencies with specific technical backgrounds that can support our customers’ needs. We will also need to attract independent sales personnel and attract and develop marketing personnel with industry expertise. Competition for such independent sales agencies, distributors and marketing employees is intense and we may be unable to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products, and we may not generate sufficient revenue to sustain profitability. As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled independent sales agencies and distributors with significant technical knowledge in various areas. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. If we are unable to expand our sales and marketing capabilities domestically and internationally, we may be unable to effectively commercialize our products. We lack published long-term data supporting superior clinical outcomes enabled by our products, which could limit sales. We lack published long-term data supporting superior clinical outcomes enabled by our products. For this reason, orthopedic surgeons and other clinicians may be slow to adopt our products, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve patient outcomes. Such results would slow the adoption of our products by orthopedic surgeons, would significantly reduce our ability to achieve expected sales and could prevent us from achieving and maintaining profitability. In addition, because certain of our products have only been on the market for a few years, we have limited data with respect to treatment using these products. If future patient studies or clinical testing do not support our belief that our products offer a more advantageous treatment for a broad spectrum of pediatric orthopedic conditions, market acceptance of our products could fail to increase or could decrease. 44

48 | OP - Annual Report 2025 If coverage and reimbursement from third-party payors for procedures using our products significantly decline, orthopedic surgeons, hospitals and other healthcare providers may be reluctant to use our products and our sales may decline. In the United States, healthcare providers who purchase our products generally rely on third-party payors, including Medicare, Medicaid and private health insurance plans, to pay for all or a portion of the cost of our products in the procedures in which they are employed. Because there is often no separate reimbursement for products used in surgical procedures, the additional cost associated with the use of our products can impact the profit margin of the hospital or surgery center where the surgery is performed. Some of our target customers may be unwilling to adopt our products in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse our customers for the procedures using our products may make it difficult for existing customers to continue using, or to adopt, our products and could create additional pricing pressure for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and existing treatments by requiring extensive evidence of favorable clinical outcomes. Orthopedic surgeons, hospitals and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. If third-party payors issue non- coverage policies or if our customers are not reimbursed at adequate levels, this could adversely affect sales of our products. In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement rates and policies. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products. For example, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, provided for a 0.5% annual increase in payment rates under the Medicare Physician Fee Schedule, or PFS, through 2019, but no annual update from 2020 through 2025. MACRA also introduced a Quality Payment Program, or QPP, for Medicare physicians, nurses and other “eligible clinicians” beginning in 2019. At this time, it is unclear how the introduction of the QPP will impact overall reimbursement under the PFS. While MACRA applies only to Medicare reimbursement, Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for our products. However, there is no uniform policy of coverage and reimbursement among payors in the United States. Therefore, coverage and reimbursement for procedures can differ significantly from payor to payor. Moreover, some healthcare providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare providers may attempt to control costs by authorizing fewer surgical procedures or by requiring the use of the least expensive clinically appropriate products available. Additionally, as a result of reform of the U.S. healthcare system, changes in reimbursement policies or healthcare cost containment initiatives may limit or restrict coverage and reimbursement for our products and cause our revenue to decline. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for orthopedic implants and procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline. The marketability of our products may suffer if government and commercial third-party payors fail to provide adequate coverage and reimbursement. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. 45

OP - Annual Report 2025 | 49  Our employees, consultants, independent sales agencies, stocking distributors or other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. We are exposed to the risk that our employees, consultants, independent sales agencies and distributors and other commercial partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other U.S. healthcare regulators, as well as non-U.S. regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees, sales agencies, distributors and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in government healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations. Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities. We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, foreign liability, employee benefits liability, property, umbrella, workers’ compensation, products liability and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. We bear the risk of warranty claims on our products. While we have no history of warranty claims, have no warranty reserves and had no warranty expense for the years ended December 31, 2025, 2024 or 2023, we bear the risk of warranty claims on the products we supply. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third- party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us. The proliferation of physician-owned distributorships could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships. Physician-owned distributorships, or PODs, are product distributors that are owned, directly or indirectly, by physicians. PODs derive a portion, or substantially all, of their revenue from selling, or arranging for the sale of, products ordered by the physician-owners for use in procedures the physician-owners perform on their own patients at hospitals and other facilities that purchase from or through the POD, or otherwise generate revenue based directly or indirectly on product orders arranged for by physician-owners. On March 26, 2013, the Office of Inspector General of the U.S. Department of Health and Human Services, or the DHHS, issued a special fraud alert on PODs and stated that it views PODs as inherently suspect under the federal Anti-Kickback Statute and is concerned about the proliferation of PODs. Notwithstanding the DHHS’s concern about PODs, the number of PODs in the spinal surgery industry may continue to grow as economic 46

50 | OP - Annual Report 2025 pressures increase throughout the industry, hospitals, insurers and physicians search for ways to reduce costs and, in the case of the physicians, search for ways to increase their incomes. PODs and the physicians who own, or partially own, them have significant market knowledge and access to the orthopedic surgeons who use our products and the hospitals that purchase our products and thus the growth of PODs may reduce our ability to compete effectively for business from orthopedic surgeons who own such distributorships. Conversion of the Convertible Notes will dilute the ownership interest of existing stockholders or may otherwise depress the price of our common stock. The conversion of some or all of the Convertible Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares of our common stock upon conversion of any of the Convertible Notes. The Convertible Notes may from time to time in the future be convertible at the option of their holders prior to their scheduled terms under certain circumstances. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions or anticipated conversion of the Convertible Notes into shares of our common stock could depress the price of our common stock. Provisions in the indenture governing the Convertible Notes could delay or prevent an otherwise beneficial takeover of us. Certain provisions in the Convertible Notes and the indenture governing the Convertible Notes could make a third- party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change (as defined in the indenture governing the Convertible Notes), then noteholders will have the right to require us to repurchase their Convertible Notes for cash. In addition, if a takeover constitutes a make-whole fundamental change (as defined in the indenture governing the Convertible Notes), then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the Convertible Notes and the indenture governing the Convertible Notes could increase the cost of acquiring us or otherwise discourage a third-party from acquiring us or removing incumbent management, including in a transaction that noteholders or holders of our common stock may view as favorable. Risks Related to Administrative, Organizational and Commercial Operations, and Growth We may be unable to manage our anticipated growth effectively, which could make it difficult to execute our business strategy. We have been growing rapidly as a commercial company. For example, our revenue grew from $204.7 million for the year ended December 31, 2024 to $236.3 million for the year ended December 31, 2025. We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. We may be unable to maintain the quality of or delivery timelines of our products or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business. As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, customer service, billing and general process improvements and expand our internal quality assurance program, among other things. These increases in scale or expansion of personnel may not be successfully implemented. The loss of our senior management or our inability to attract and retain highly skilled salespeople and engineers could negatively impact our business. Our success depends on the skills, experience and performance of the members of our executive management team. The individual and collective efforts of these employees will be important as we continue to develop our products and as we expand our commercial activities. We believe there are only a limited number of individuals 47

OP - Annual Report 2025 | 51  with the requisite skills to serve in many of our key positions, and the loss or incapacity of existing members of our executive management team could negatively impact our operations if we experience difficulties in hiring qualified successors. We do not maintain key man life insurance with any of our employees. We have employment agreements with each of the members of our senior management; however, the existence of these employment agreements does not guarantee our retention of these employees for any period of time. Our commercial, supply chain and research and development programs and operations depend on our ability to attract and retain highly skilled salespeople and engineers. We may be unable to attract or retain qualified managers, salespeople or engineers in the future due to the competition for qualified personnel among medical device businesses. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Recruiting and retention difficulties can limit our ability to support our commercial, supply chain and research and development programs. All of our employees are at-will, which means that either we or the employee may terminate his or her employment at any time. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business. We may be negatively impacted by restructuring initiatives. In 2024, the Company initiated a restructuring plan aimed at improving operational efficiency and reducing costs. This plan includes workforce reductions, the reduction of our physical site in Israel, and other cost-saving measures. While the restructuring is expected to result in significant long-term benefits, it also presents several risks: • Execution Risk: The success of the restructuring plan depends on the timely and effective implementation of various initiatives. Delays or inefficiencies in execution could adversely affect our financial performance and operational capabilities. • Employee Morale and Retention: Workforce reductions and changes in organizational structure may impact employee morale and could result in a loss of knowledge. The loss of key personnel could disrupt our operations and negatively affect our ability to achieve strategic objectives. • Costs and Financial Impact: The restructuring plan involves upfront costs, including severance payments, lease termination expenses, and other related costs. These expenses may exceed our initial estimates, impacting our short-term financial results. • Operational Disruptions: Consolidation of facilities and changes in business processes may lead to temporary disruptions in our operations. These disruptions could affect our ability to meet customer demands and maintain service levels. • Regulatory and Compliance Risks: The restructuring activities must comply with various legal and regulatory requirements. Non-compliance could result in fines, penalties, or other legal actions, adversely affecting our financial condition and reputation. We will continue to monitor these risks and take appropriate measures to mitigate their impact. However, there can be no assurance that the restructuring plan will achieve its intended benefits or that the associated risks will not materialize. We face risks associated with our international business. We market and sell our products in over 75 countries outside of the United States. For the years ended December 31, 2025, 2024 and 2023, approximately 21%, 21% and 25% of our revenue was attributable to our international customers, respectively. These customers are generally allowed to return products, and some are thinly capitalized. The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Our international business operations are subject to a variety of risks, including: 48

52 | OP - Annual Report 2025 • difficulties in staffing and managing foreign and geographically dispersed operations; • having to comply with various U.S. and international laws, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and anti-money laundering laws; • differing regulatory requirements for obtaining clearances or approvals to market our products; • changes in, or uncertainties relating to, foreign rules and regulations that may impact our ability to sell our products, perform services or repatriate profits to the United States; • tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our products in certain foreign markets; • fluctuations in foreign currency exchange rates; • imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures; • differing multiple payor reimbursement regimes, government payors or patient self-pay systems; • imposition of differing labor laws and standards; • economic, political or social instability in foreign countries and regions; • an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and • availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us. We expect we will continue expanding into other international markets; however, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. We could be negatively impacted by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices. We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by corporate policies. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third parties such as our sales agencies and distributors that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the FCPA and the Bribery Act of 2010, or the U.K. Anti-Bribery Act. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. As a substantial portion of our revenue is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to 49

OP - Annual Report 2025 | 53  comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. Although our agreements with our international distributors clearly state our expectations for our distributors’ compliance with U.S. laws, including the FCPA, and provide us with various remedies upon any non-compliance, including the ability to terminate the agreement, our distributors may not comply with U.S. laws, including the FCPA. In addition, we operate in certain countries in which the government may take an ownership stake in an enterprise and such government ownership may not be readily apparent, thereby increasing potential anti- corruption law violations. Any violation of the FCPA and U.K. Anti-Bribery Act or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might harm our business, financial condition or results of operations. In addition, we have internal ethics policies with which we require our employees to comply in order to ensure that our business is conducted in a manner that our management deems appropriate. If these anti-corruption laws or internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Our results may be impacted by changes in foreign currency exchange rates. We have international operations and, as a result, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our selling price or risk making our products less competitive in international markets or our costs could increase. Also, if our international sales increase, we may enter into a greater number of transactions denominated in non-U.S. dollars, which could expose us to foreign currency risks, including changes in currency exchange rates. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful and our business could be harmed. Climate change and related legislative and regulatory initiatives may materially affect our business and results of operations. We recognize there are inherent risks wherever business is conducted; however, there are certain natural disasters including drought, wildfires and other events that are potentially impacted by climate change effects. These events have the ability to impact our employees', our selling agents' and hospital workers' abilities to commute to work or to work from home and stay connected effectively globally. Climate-related events may cause us to experience higher attrition, losses and additional costs to maintain our business operations. Furthermore, the global business community has increased its political and social awareness regarding climate change. The United States has entered into international agreements in an attempt to reduce global temperatures. Additionally, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose initiatives to combat climate change. We recognize that these initiatives may require additional costs in order to comply with new regulatory requirements, either directly imposed on us, our selling organizations, or our suppliers. We incur significant costs as a result of operating as a public company and our management is required to devote substantial time to public company compliance programs. As a public company, we incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or the SEC, and The Nasdaq Global Market, or Nasdaq. Our management and other personnel devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations. With further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations may cause us to incur significant legal and financial compliance costs and may make some activities more time-consuming and costly. 50

54 | OP - Annual Report 2025 As a public company, we are obligated to maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock. As a public company, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our disclosure controls and other procedures have been designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to maintain effective controls could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may be unable to remain listed on Nasdaq. We became an accelerated filer, which will impose additional costs on us. As a result of our public float as of June 30, 2023 and revenues for the year ended December 31, 2022, we have become an accelerated filer and are no longer qualified as a “smaller reporting company” as defined in the Exchange Act. We began reporting as an accelerated filer on our quarterly report for the three month-period ending March 31, 2024. As an accelerated filer, we are subject to certain disclosure and compliance requirements that apply to other public companies but did not previously apply to us due to our status as a non-accelerated filer, such as the necessity of our independent registered public accounting firm providing an attestation on our internal control over financial reporting. We expect that compliance with the additional requirements of being an accelerated filer will increase our legal and financial compliance costs and may cause management and other personnel to devote more time to public company reporting requirements. In addition, if we are not able to comply with changing requirements in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC, or other regulatory authorities, which would require additional financial and management resources. If we experience significant disruptions in our information technology systems, our business may be adversely affected. We depend on our information technology systems for the efficient functioning of our business, including accounting, data storage, compliance, purchasing and inventory management. We do not have redundant systems at this time. While we will attempt to mitigate interruptions, we may experience difficulties in implementing some upgrades, which would impact our business operations, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the current implementation of our information technology systems, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows. We have implemented, and continue to evaluate and deploy, artificial intelligence-based information technology systems in certain aspects of our operations. The use of such systems presents risks, including data security, privacy, regulatory compliance, and the potential for system errors or misuse, which could adversely affect our business, financial condition, or results of operations. 51

OP - Annual Report 2025 | 55  We are increasingly dependent on sophisticated information technology for our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a materially adverse effect on our business. For example, third parties may attempt to hack into our systems and obtain proprietary information. Our information technology systems, some of which are dependent on services provided by third parties, serve an important role in the operation of the business. These systems could be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, computer viruses or cyber-based attacks. We have contingency plans in place to prevent or mitigate the impact of these events, however, if they are not effective on a timely basis, business interruptions could occur which may adversely impact results of operations. Increased cyber-security threats also pose a potential risk to the security of our information technology systems, as well as the confidentiality, integrity and availability of data stored on these systems. In addition, as a number of our employees began working remotely during the COVID-19 pandemic, and some continue to work that way, we have been and may continue to be exposed to greater risks related to cyber-security. Any breach of our systems could result in disclosure or misuse of confidential or proprietary information, including sensitive customer, vendor, employee or financial information. Such events could cause damage to our reputation and result in significant recovery or remediation costs, which may adversely impact results of operations. Our business depends on the availability, reliability, and security of our information systems, networks, data, and intellectual property. Any disruption, compromise, or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development, and competitive position. They may also result in a breach of our contractual obligations or legal duties to protect the privacy and confidentiality of our stakeholders. Such a breach could expose us to business interruption, lost revenue, ransom payments, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to our vendor relationships, or loss of market share. We may be subject to various litigation claims and legal proceedings. We, as well as certain of our officers and distributors, may be subject to other claims or lawsuits. Regardless of the outcome, these lawsuits may result in significant legal fees and expenses and could divert management’s time and other resources. If the claims contained in these lawsuits are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices or product lines. If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage. Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for orthopedic surgery procedures. These surgeries involve significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. Furthermore, if orthopedic surgeons are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. We have had, and continue to have, a small number of product liability claims relating to our products, and in the future, we may be subject to additional product liability claims. Regardless of the merit or eventual outcome, product liability claims may result in: • decreased demand for our products; • injury to our reputation; • significant litigation costs; 52

56 | OP - Annual Report 2025 • substantial monetary awards to or costly settlements with patients; • product recalls; • material defense costs; • loss of revenue; • the inability to commercialize new products or product candidates; and • diversion of management attention from pursuing our business strategy. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers. In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely affect or eliminate the prospects for commercialization or sales of a product or product candidate that is the subject of any such claim. Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control. A major earthquake, fire or other disaster (such as a major flood, tsunami, volcanic eruption or terrorist attack) affecting our facilities, or those of our suppliers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our suppliers’ damaged manufacturing facilities; these delays could be lengthy and costly. If any of our customers’ facilities are negatively impacted by a disaster, shipments of our products could be delayed. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. In addition, our facilities may be subject to a shortage of available electrical power and other energy supplies. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil or an outbreak of epidemic diseases could have a negative effect on our operations, those of our suppliers and customers and the ability to travel. Risks Related to Regulatory Matters Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements, including but not limited to the HDE requirements and MDD/MDR regulations, could harm our business. We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; marketing, sales and distribution; premarket clearance and approval; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval studies; and product import and export. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and our accredited Notified Body enforces these regulatory requirements through periodic unannounced inspections. We do not know whether we will pass any future inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products 53

OP - Annual Report 2025 | 57  and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties. In addition, our ApiFix Mid-C System is an approved device under the Humanitarian Device Exemption (HDE) regulation. Approval under the HDE regulation is contingent upon the submission of periodic reports at intervals of one year (unless otherwise specified) from the date of approval of the original HDE (August 2019). The FDA may grant an HDE, which is an exemption from the effectiveness requirements of sections 514 and 515 of the Federal Food, Drug, and Cosmetic Act, or the FDCA, if the FDA determines that the device meets certain criteria. After HDE approval, the medical device may only be used after approval by an institutional review board, or IRB, has been obtained. Under FDA regulations, an IRB is an appropriately constituted group that has been formally designated to review and monitor biomedical research involving human subjects. In accordance with FDA regulations, an IRB has the authority to approve, require modifications in (to secure approval), or disapprove research. Failure to submit the necessary reports, IRB required modifications or IRB disapproval could cancel or delay our exemption which would cause our sales to decline. We may not receive the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business. An element of our strategy is to continue to upgrade our products, add new features and expand clearance or approval of our current products to new indications. In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA or approval of a premarket approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device. In the United States, we have obtained 510(k) premarket clearance from the FDA to market each of our products requiring such clearance. Any modifications to these existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) clearance process, the FDA initiated an evaluation, and in 54

58 | OP - Annual Report 2025 January 2011, announced several proposed actions intended to reform the 510(k) clearance process. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. In addition, as part of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval. Some of these proposals and reforms could impose additional regulatory requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Another example is that the FDA on February 2, 2026 officially made effective the Quality Management System Regulation (QMSR). This amends 21 CFR Part 820 by incorporating ISO 13485:2016 by reference, replacing the previous Quality System Regulation (QSR). In order to sell our products in member countries of the EEA our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE Mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. The Medical Devices Regulation ("MDR") entered into force in May 2017 and, due to the COVID-19 pandemic, was postponed from its original application date of May 2020 to May 2021. On February 16, 2023, the European Parliament approved, in part, the extension of the application date for Class III and IIb implantable devices to December 31, 2027. The MDR imposes significant additional reporting requirements on manufacturers of all medical devices. It imposes an obligation on manufacturers to appoint a "qualified person" responsible for regulatory compliance, and provides for more strict clinical evidence requirements. We received our MDR certification on December 10, 2025. We will continue to add products to the MDR certificate to support identified product sales in the EEA. In addition to increased financial burden of complying with the MDR, failure to obtain ongoing additions to the MDR certificate and/or MDR quality management system certification could prevent us from placing additional devices on the EU market and/or result in expiration of the existing MDD certificate which could result in our inability to sell any products that are currently on the EU market until the MDR certificate is obtained. In order to sell our products in the UK (England, Wales and Scotland) our products must comply with the requirements of the UK Medical Device Regulations that went into effect in 2025. Compliance with these requirements is a prerequisite to be able to affix the UKCA Mark to our products, without which they cannot be sold or marketed in the UK. To demonstrate compliance with the essential requirements we completed a conformity assessment process, which varies according to the type of medical device and its classification. The conformity assessment process requires the intervention of an organization accredited by an Approved Body under UK Medical Device Regulations, or Approved Body. Depending on the relevant conformity assessment procedure, the Approved Body audits and examines the technical file and the quality system for the manufacture, design and final inspection of our devices. The Approved Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the UKCA Mark to its medical devices after having prepared and signed a related UK Declaration of Conformity. We have completed this process and been issued a certificate of conformity from the Approved Body. Ongoing, the manufacturer must comply with the UKCA requirements to maintain the certificate of conformity and must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device. 55

OP - Annual Report 2025 | 59  As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European and United Kingdom laws and directives, we would be unable to continue to affix the CE or UKCA Marks to our surgical systems, which would prevent us from selling them within the EEA and the United Kingdom, respectively. We or our distributors will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products. Modifications to our products may require new 510(k) clearances or PMA approvals, and may require us to cease marketing or recall the modified products until clearances are obtained. Any modification to a 510(k)-cleared product that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Furthermore, the FDA’s ongoing review of the 510(k) clearance process may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a new 510(k) notification for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. The FDA continues to review its 510(k) clearance process, which could result in additional changes to regulatory requirements or guidance documents, which could increase the costs of compliance or restrict our ability to maintain current clearances. Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations. The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s QSR and ISO 13485, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA and our Notified Body enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing. Our third-party manufacturers or our own specialty brace manufacturing in Iowa, Boston, and the UK may be found to be non-compliant with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable QSR requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; 56

60 | OP - Annual Report 2025 administrative or judicially imposed sanctions; the FDA’s or Notified Body's refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs. The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business. We train our marketing personnel and independent sales agencies and distributors to not promote our products for uses outside of the cleared indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our products off-label. Furthermore, the use of our products for indications other than those which have been cleared or approved by any regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. If any regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. Our products may cause or contribute to adverse medical events that we are required to report to the regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of a regulatory authority, could have a negative impact on us. We are subject to several adverse event reporting regulations, which require us to report after we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the regulatory authority could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products. Regulatory authorities may require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. We may also choose to voluntarily recall a product if any material deficiency is found. We have in the past conducted several voluntary recalls of devices with lot-specific quality issues. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Depending on the corrective action we take to redress a product’s deficiencies or defects, the regulatory authority may require, or we may decide, that we will need to obtain new approvals or clearances for the device 57

OP - Annual Report 2025 | 61  before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines. If we or our distributors or other third-parties do not obtain and maintain international regulatory registrations or approvals for our products, we will be unable to market and sell our products outside of the United States. Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we or our distributors may not receive regulatory approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors or other third-parties are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country. Regulatory clearance or approval by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval in one country may have a negative effect on the regulatory process in others. Legislative or regulatory reforms in the United States, the United Kingdom or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained. From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the EU Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation, the Medical Devices Regulation. Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices. The Medical Devices Regulation, or MDR, entered into force in May 2017 and, due to the COVID-19 pandemic, was postponed from its original application date of May 2020 to May 2021. The application date refers to the time by which the MDR goes into effect. On January 6, 2023, the European Commission sent a proposal to the European Parliament for extending the application date to December 31, 2027 for the Class III and IIb implantable devices. The proposal also seeks to extend the application date to December 31, 2028 for select Class IIb, Class IIa and Class I devices. On February 16, 2023, the European Parliament approved, in part, the extension of the application date for Class III and IIb implantable devices to December 31, 2027, and December 31, 2028 for select Class IIb, Class IIa and Class I devices. Any products not yet CE-marked or products with significant changes that require additional notified review are subject to the MDR as of May 2021, including the requirement 58

62 | OP - Annual Report 2025 of obtaining QSR certification under the MDR. The MDR among other things, imposes additional reporting requirements on manufacturers of high risk medical devices, imposes an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance, and provides for more strict clinical evidence requirements. Effective January 31, 2020, the United Kingdom withdrew from the EU. New regulations specific to the UK went into effect beginning January 1, 2021 with a transitional period through June 30, 2025. Devices sold in Northern Ireland will be required to keep the CE Marking after the transition period ends. In order to comply with the regulations and continue selling medical devices in the UK following the transition period, the Company appointed a UK Responsible Person and registered the medical devices with the UK's Medicines and Healthcare product Regulatory Agency, or MHRA. A conformity assessment was completed by a UK Approved Body, or UKAB. The UKAB audited and examined each product’s technical dossiers and the manufacturers’ quality system. Satisfied that the relevant product conforms to the relevant essential requirements, the UKAB issued a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer has applied the UKCA Mark to the device, which allows the device to be placed on the market throughout the UK. Ongoing, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device. We are subject to certain federal, state and foreign fraud and abuse laws, health information privacy and security laws and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business. There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and physician transparency laws. Our business practices and relationships with providers and hospitals are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include: • the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in substantial civil or criminal penalties, civil penalties under the Civil Monetary Penalties Law, civil penalties under the federal False Claims Act and exclusion from participation in government healthcare programs, including Medicare and Medicaid; • the federal civil and criminal false claims laws and civil monetary penalties laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil penalties, including treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs; • the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier; 59

OP - Annual Report 2025 | 63  • the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation; • the federal Physician Sunshine Act under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, which require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, or CHIP, to report annually to the DHHS Centers for Medicare and Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, which is defined broadly to include other healthcare providers and teaching hospitals, and applicable manufacturers and group purchasing organizations, to report annually ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit annual reports to CMS and failure to do so may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations; • HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements. Failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties, and, in certain circumstances, criminal penalties. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages on behalf of residents of his or her state; and • analogous state and foreign law equivalents of each of the above federal laws, such as anti- kickback and false claims laws which may apply to items or services reimbursed by any third- party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers. These laws and regulations, among other things, constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of our products. We have a variety of arrangements with our customers that could implicate these laws, including, among others, our consignment arrangements and our practice of loaning instrument sets to customers at no additional cost. We have also entered into consulting agreements and royalty agreements with physicians, including some who have influence on the ordering of or use our products in the procedures they perform. We could be adversely affected if regulatory agencies determine our financial relationships with such physicians to be in violation of applicable laws. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws. To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention 60

64 | OP - Annual Report 2025 from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to. If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, disgorgement and the curtailment or restructuring of our operations. Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition and results of operations. In March 2010, the Affordable Care Act was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may impact our business, the Affordable Care Act: • established a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research; • implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and • expanded the eligibility criteria for Medicaid programs. The Trump Administration and the U.S. Congress may take further action regarding the Affordable Care Act, including, but not limited to, repeal or replacement. Additionally, all or a portion of the Affordable Care Act and related subsequent legislation may be modified, repealed or otherwise invalidated through judicial challenge, which could result in lower numbers of insured individuals, reduced coverage for insured individuals and adversely affect our business. In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2026 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 27, 2020, the CARES Act was signed into law, which, among other things, includes a program for providers to receive accelerated or advanced Medicare payments. We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure. Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business. The activities of our third-party manufacturers and our specialty brace manufacturing in Iowa, Boston and the UK may involve the controlled storage, use and disposal of hazardous materials. Our manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials, but we do reserve funds to address these claims at both the federal and state levels. Although we believe the safety procedures of our manufacturers for handling 61

OP - Annual Report 2025 | 65  and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines, which could be substantial. Risks Related to Our Reliance on Third Parties We rely on a network of third-party independent sales agencies and distributors to market and distribute our products, and if we are unable to maintain and expand this network, we may be unable to generate anticipated sales. Our global sales management organization leads a network of sales agencies, stocking distributors as well as direct sales representatives. We rely on our network of independent sales agencies and distributors to market and distribute our products in both the United States and international markets. In the United States, our products are primarily sold by several direct sales representatives as well as a network of nearly over 30 independent sales agencies. We may not be successful in maintaining strong relationships with our independent sales agencies. In addition, our independent sales agencies are not required to sell our products on an exclusive basis and also are not required to sell any minimum quantity of our products. The failure of our network of independent sales agencies to generate U.S. sales of our products and promote our brand effectively would impair our business and results of operations. We also sell our products in international markets, primarily through a network of more than 80 independent stocking distributors, over 40 independent sales agencies and several direct sales representatives. We sell our products in over 75 countries outside of the United States, and we expect a significant amount of our revenue to come from international sales for the foreseeable future. In the past, we have experienced issues collecting payments from certain of our independent stocking distributors and we may again experience such issues in the future. Our ability to market, distribute, and sell our products through our network of distributors and agencies was adversely affected as a result of precautionary responses to the COVID-19 pandemic, including travel restrictions, suspension and shutdown orders and other measures intended to limit person-to-person contact. We also face other significant challenges and risks in managing our geographically dispersed distribution network and retaining the individuals who make up that network. We cannot control the efforts and resources our third-party sales agencies and distributors will devote to marketing our products. Our sales agencies and stocking distributors may be unable to successfully market and sell our products and may not devote sufficient time and resources to support the marketing and selling efforts that enable the products to develop, achieve or sustain market acceptance in their respective jurisdictions. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. If we are unable to attract additional international distributors, our international revenue may not grow. If any of our independent sales agencies or distributors were to cease to do business with us, our sales could be adversely affected. Some of our independent sales agencies and distributors have historically accounted for a material portion of our sales volume. Sales through two of our independent sales agencies in the United States accounted for 10.7% and 9.0%, respectively, of our global revenue in 2025. Sales through two of our independent sales agencies in the United States accounted for 9.8% and 8.8%, respectively, of our global revenue in 2024. Sales through two of our independent sales agencies in the United States accounted for 10.8% and 10.7%, respectively, of our global revenue in 2023. If any such agency or distributor were to cease to sell and market our products, our sales could be adversely affected. In addition, if a dispute arises with a sales agency or distributor or if a sales agency or distributor is terminated by us or goes out of business, it may take time to locate an alternative sales agency or distributor, to seek appropriate regulatory approvals and to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated agent or distributor could be harmed. Any of our sales agencies or distributors could become insolvent or otherwise become unable to pay amounts owed to us when due. Any of these factors could reduce our revenue from affected markets, increase our costs in those markets or damage our reputation. If an independent sales agency 62

66 | OP - Annual Report 2025 or distributor were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. In any such situation in which we lose the services of an independent sales agency or distributor, we may need to seek alternative sales agencies or distributors, and our sales may be adversely affected. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified independent sales agencies or distributors to work with us. We may be unable to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified independent sales agencies or distributors would prevent us from expanding our business and generating sales. As a result of our reliance on third-party sales agencies and distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these third-party sales agencies or distributors become unsatisfactory, including the failure of such sales agencies or distributors to properly train orthopedic surgeons in the utilization of our products, we may experience delays in meeting our customers’ product demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose current or potential customers. We rely on third-party contract manufacturers to assemble our products, and a loss or degradation in performance of these contract manufacturers could have a material adverse effect on our business and financial condition. We rely on a small number of third-party contract manufacturers in the United States to assemble the majority of our products. If any of these contract manufacturers fails to adequately perform, our revenue and profitability could be adversely affected. Inadequate performance could include, among other things, the production of products that do not meet our quality standards, which could cause us to seek additional sources of manufacturing. Additionally, our contract manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change contract manufacturers due to any termination of our relationships with our contract manufacturers, we may lose revenue, experience manufacturing delays, incur increased costs or otherwise suffer impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative manufacturing relationships on similar terms or without delay. Furthermore, our contract manufacturers could require us to move to another one of their production facilities. This could disrupt our ability to fulfill orders during a transition and impact our ability to utilize our current supply chain. In addition, we currently use Structure Medical, LLC, a Squadron-affiliated entity, as a supplier for some of the components of our products. Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis. Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis. We rely on a limited number of third-party suppliers for the majority of our products and may be unable to find replacements or immediately transition to alternative suppliers. We rely on several suppliers for the majority of our products and we maintain certain long-term contracts with these key suppliers. These suppliers may be unwilling or unable to supply these products to us reliably and at the prices and levels we anticipate or are required by the market, including the need to carry extra inventory as a result of restrictions or limitations arising from pandemics, epidemics or other widespread illnesses. For us to be successful, our suppliers must be able to provide us with products in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. An interruption in our commercial operations could occur if we encounter delays or difficulties in 63

OP - Annual Report 2025 | 67  securing these products, and if we cannot obtain an acceptable substitute. If we are required to transition to new third-party suppliers for certain products, the use of products furnished by these alternative suppliers could require us to alter our operations. Furthermore, if we are required to change the manufacturer of our products, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of those products. If the change in manufacturer results in a significant change to any product, a new 510(k) clearance from the FDA or similar international regulatory authorization may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely or cost-effective manner. Risks Related to Intellectual Property If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights. Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. We own numerous issued patents and pending patent applications that relate to our platform technology. As of December 31, 2025, we owned 85 issued U.S. patents and 222 issued foreign patents and we had 44 pending U.S. patent applications and 44 pending foreign patent applications. Assuming all required fees continue to be paid, issued U.S. patents owned by us will expire between 2026 and 2044. We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in a derivation proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products. Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not 64

68 | OP - Annual Report 2025 prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights. The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that: • any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products; • any of our pending patent applications may issue as patents; • we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire; • we were the first to make the inventions covered by each of our patents and pending patent applications; • we were the first to file patent applications for these inventions; • others will not develop similar or alternative technologies that do not infringe our patents; • any of our patents will be found to ultimately be valid and enforceable; • any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties; • we will develop additional proprietary technologies or products that are separately patentable; or • our commercial activities or products will not infringe upon the patents of others. We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors. Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or impact our stock price. Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation and administrative proceedings regarding patent rights occur in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in the United States and elsewhere can be 65

OP - Annual Report 2025 | 69  pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid filing rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation and administrative proceedings may increase the risk of business resources and management’s attention being diverted to patent administration and litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents. See “Item 3. — Legal Proceedings.” Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings before the U.S. Patent and Trademark Office and challenges in U.S. District Court or before the U.S. International Trade Commission. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following: • stop making, selling, importing or using products or technologies that allegedly infringe the asserted intellectual property; • lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses; • pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing; • pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; • redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive or infeasible; and • attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary 66

70 | OP - Annual Report 2025 changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products. In addition, we generally indemnify our customers and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed. In addition to patent protection, we rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed. We may be unable to enforce our intellectual property rights throughout the world. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Patent protection available in one country may not be available in other countries. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property. Third parties may assert ownership or commercial rights to inventions we develop. Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding 67

OP - Annual Report 2025 | 71  intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position. Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets. We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Risks Related to Ownership of Our Common Stock The price of our common stock may be volatile. Our stock price has been and is likely to continue to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their shares of our common stock at or above the price at which they purchased their shares. Factors that could cause volatility in the market price of our common stock include, but are not limited to: • actual or anticipated fluctuations in our financial condition and operating results; • actual or anticipated changes in our growth rate relative to our competitors; • commercial success and market acceptance of our products; • continued selling of shares by shareholders with large holdings; • success of our competitors in developing or commercializing products; • ability to commercialize or obtain regulatory approvals for our products, or delays in commercializing or obtaining regulatory approvals; • strategic transactions undertaken by us; • additions or departures of key personnel; • product liability claims; • prevailing economic conditions; • disputes concerning our intellectual property or other proprietary rights; • FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry; • healthcare reform measures in the United States; • sales of our common stock by our officers, directors or significant stockholders; • future sales or issuances of equity or debt securities by us; 68

72 | OP - Annual Report 2025 • business disruptions caused by earthquakes, fires or other natural disasters; • issuance of new or changed securities analysts’ reports or recommendations regarding us; and • short interest reports and or trading. In addition, the stock markets in general, and the markets for companies like ours in particular, have from time to time experienced extreme volatility that have has been often unrelated to the operating performance of the issuer. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance. The price of our stock may be vulnerable to manipulation, including through short sales. We believe our common stock has been the subject of short selling efforts by certain market participants. Short sales are transactions in which a market participant sells a security that it does not own. To complete the transaction, the market participant must borrow the security to make delivery to the buyer. The market participant is then obligated to replace the security borrowed by purchasing the security at the market price at the time of required replacement. If the price at the time of replacement is lower than the price at which the security was originally sold by the market participant, then the market participant will realize a gain on the transaction. Thus, it is in the market participant’s interest for the market price of the underlying security to decline as much as possible during the period prior to the time of replacement. Short selling may negatively affect the value of our stock to the detriment of our stockholders. In addition, market participants with disclosed short positions in our stock have published, and may in the future continue to publish, negative information regarding us that we believe is inaccurate and misleading. We believe that the publication of this negative information, and other efforts by certain market participants to manipulate the price of our common stock for their personal financial gain, may in the future lead to downward pressure on the price of our stock to the detriment of our stockholders. We may be subject to securities litigation, which is expensive and could divert our management’s attention. The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns. Future sales of our common stock may cause our stock price to decline. Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of December 31, 2025, we had a total of 25,093,792 outstanding shares of common stock, all of which may be resold in the public market immediately without restriction, other than shares owned by our affiliates, which may be sold pursuant to Rule 144 under the Securities Act, subject to the conditions of Rule 144 including volume limitations. In addition, holders of an aggregate of approximately 7,373,067 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have registered all shares of common stock that we may issue under our equity compensation plans on a Registration Statement on Form S-8. These shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described above. If there is no viable public market for our common stock, you may be unable to sell your shares. Although our common stock is listed on Nasdaq, an active trading market for our shares may not be sustained. You may be unable to sell your shares quickly or at the market price if trading in shares of our common stock is not active. Further, an inactive market may also impair our ability to raise capital by selling shares of our common 69

OP - Annual Report 2025 | 73  stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. Our operating results for a particular period may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. We expect our operating results to be subject to fluctuations. Our operating results will be affected by numerous factors, including: variations in the level of expenses related to our products or future development programs; level of underlying demand for our products; addition or termination of clinical trials; our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved; and regulatory developments affecting our products or our competitors. If our operating results for a particular period fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance. Our principal stockholders and management own a significant percentage of our stock and will be able to exert control over matters subject to stockholder approval. Based on the beneficial ownership of our common stock as of December 31, 2025, our officers and directors, together with holders of 5% or more of our outstanding common stock and their respective affiliates, beneficially own approximately 32.6% of our outstanding common stock. Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could attempt to delay or prevent a change in control of the company, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or our assets and might affect the prevailing price of our common stock. The significant concentration of stock ownership may negatively impact the price of our common stock due to investors’ perception that conflicts of interest may exist or arise. In addition, pursuant to an agreement with the Company, Squadron has the right to designate up to four nominees for election to our board of directors, depending on the percentage of capital stock beneficially owned by Squadron. Currently, three members of our board are Squadron designees. Provisions of our charter documents or Delaware law could delay or prevent an acquisition of the company, even if the acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management. Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include: • a classified board of directors so that not all directors are elected at one time; • a prohibition on stockholder action through written consent; • no cumulative voting in the election of directors; • the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director; 70

74 | OP - Annual Report 2025 • a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president; • an advance notice requirement for stockholder proposals and nominations; • the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and • a requirement of approval of not less than 66 2⁄3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our amended and restated certificate of incorporation. In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company. Provisions in our charter documents and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. In addition, the Term Loan Agreement contains, and the terms of any future credit agreements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline. The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts maintain coverage of the company, the price for our common stock could be negatively impacted. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price could decline. If one or more of these analysts cease coverage of the company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline. 71

OP - Annual Report 2025 | 75  ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY To combat the ever-present cyber risks, the Company maintains a comprehensive cybersecurity program, which includes ongoing employee training, annual risk assessments and a comprehensive cybersecurity environment meant to detect, prevent, and limit unauthorized or harmful actions across our information technology environment. We operate in the medical device sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems and partner with a third-party hosted provider. Our cybersecurity program is aligned with industry standards, such as the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. We use various tools and methodologies to manage cybersecurity risk that are tested on a regular cadence. We also monitor and evaluate our cybersecurity performance on an ongoing basis through regular vulnerability scans, penetration tests and threat intelligence feeds. We require third-party service providers with access to personal, confidential, or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards. We have implemented, and continue to evaluate and deploy, artificial intelligence–based information technology systems in certain aspects of our operations. The use of such systems presents risks, including data security, privacy, regulatory compliance, and the potential for system errors or misuse, which could adversely affect our business, financial condition, or results of operations. Our VP of Information Technology has expertise in the following areas which assist in assessing and managing applicable cybersecurity risk: extensive IT experience including endpoint detection, security, incident management and response, vulnerability management and response, event management and response, and network security segmentation. The VP of Information Technology provides regular reports on ongoing risk and mitigation practices to our COO and CFO, who then reports to the Board. Our incident response policy, which is updated from time to time, provides that management reports to the Board in the event of any detected material incident and regularly updates them on the mitigation and remediation steps being taken in connection with the Company’s response. The Board considers cybersecurity risks in business strategy by getting updates on cybersecurity risk assessment. It assesses the experience of management personnel responsible for preventing, mitigating, detecting, and remediating any cyber incidents, including the VP of Information Technology as well as third-party providers. The Company has not experienced any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected the Company, including its business strategy, results of operations or financial condition. ITEM 2. PROPERTIES We own and occupy approximately 42,000 square feet of office space in Warsaw, Indiana, following expansions of our existing warehouse facilities in 2018 and again in 2021. As a part of its acquisition of MD Ortho, in April 2022, the Company owns over 20,000 square feet of manufacturing and office space in Iowa, which it currently operates and occupies. We also lease approximately 9,000 square feet of warehouse and office space in Canada associated with the Pega acquisition in July 2022. Following our acquisition of Boston Brace in 2024, we own and lease approximately 85,000 square feet of office and manufacturing space in Boston and around the United States and lease approximately 10,000 of clinic space throughout the United States and one clinic in Ireland. We also lease approximately 5,000 square fee of manufacturing and office space in the UK to support our bracing products. In addition, the Company maintains an office in each of Israel, Brazil, and the UK; warehouses in Germany, the Netherlands, Brazil, and Australia and several flex office spaces in Europe, which allow us access to office space when needed. We believe our current facilities are suitable and adequate to meet our current needs. We may add new facilities or expand existing facilities as we add employees, and we believe suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations. 72

76 | OP - Annual Report 2025 ITEM 3. LEGAL PROCEEDINGS From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. A discussion of certain of those legal proceedings is contained in Note 17 – Commitments and Contingencies (under the heading “Legal Proceedings”) of the notes to the consolidated financial statements included in Item 8. Financial Statements of Part II of this Annual Report on Form 10-K, which discussion is incorporated herein by reference. We are not presently a party to any other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate materially affect our financial position, results of operations or cash flows. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 73

OP - Annual Report 2025 | 77  PART II ITEM 5. MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES MARKET INFORMATION Our common stock has been listed on the Nasdaq Global Market under the symbol "KIDS" since October 12, 2017. Prior to that date, there was no established public trading market for our common stock. DIVIDEND POLICY We have not declared or paid any cash dividends on our common stock. We have no present intention to pay dividends in the foreseeable future, but rather intend to retain all of our consolidated earnings to finance future growth. Any future determination to pay dividends will be made at the discretion of our Board of Directors. See the “CAPITAL” section of “Management's Discussion & Analysis of Financial Condition and Results of Operations” included as Item 7 of this Annual Report on Form 10-K and Note 9 of the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K for a discussion regarding dividend restrictions. HOLDERS OF RECORD At the close of business on February 28, 2026, the number of shares outstanding was 25,278,787. There were 602 stockholders of record on that date. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS The following table presents information relating to our purchases of equity securities during the three months ended December 31, 2025. Total Number of Shares Purchased Average Price Paid per Share Total Number of Shares Purchased as part of Publicly announced Plans or Programs Maximum Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs October 2025 — $ — — $ 5,000,000 November 2025 — — — 5,000,000 December 2025 — — — 5,000,000 Total — $ — — $ 5,000,000 On August 2, 2024, the Board of Directors of the Company approved a limited stock repurchase program of up to $5.0 million in aggregate investment of the Company’s outstanding common stock, $0.00025 par value per share. The dollar limit on repurchases under the program after December 31, 2024 was reduced to $250,000 per annum. The program does not have an expiration date. However, it may be discontinued by the Board of Directors at any time. The Company has not yet repurchased any shares of its common stock pursuant to the repurchase program. RECENT SALES OF UNREGISTERED SECURITIES On November 25, 2025, the Company issued 14,594 shares of its common stock, $0.00025 par value per share, in connection with the purchase of all the issued and outstanding share capital of a local distributor in Brazil. The shares were valued at $19.09, representing the closing share price per share on the date of issuance. The issuance of common stock was made in reliance upon an exemption provided under Section 4(a)(2) of the Securities Act of 1933, as amended. See Note 3 - Business Combinations and Asset Acquisitions for further details regarding this acquisition. EQUITY COMPENSATION PLAN INFORMATION See Item 12 of Part III of this Annual Report on Form 10-K for information regarding Securities Authorized for Issuance Under Equity Compensation Plans. 74

78 | OP - Annual Report 2025 STOCK PERFORMANCE GRAPH The graph below compares the cumulative total stockholder return on our common stock with the cumulative total stockholder returns on the Nasdaq Composite Index, Russell 2000 Index and S&P Healthcare Equipment Select Industry Index for the periods indicated. The graph assumes that $100 was invested on December 31, 2019, in our common stock and each of the indices and that all dividends, if any, were reinvested. No cash dividends have been declared on our common stock. Stockholder returns over the indicated periods should not be considered indicative of future stockholder returns. COMPARISON OF CUMULATIVE TOTAL RETURN* Among Orthopediatrics Corp, The NASDAQ Composite Index, The Russell 2000 Index, and the S&P Healthcare Equipment Select Industry Index OrthoPediatrics Corp. NASDAQ Composite Index Russell 2000 Index S&P Healthcare Equipment Select Industry Index 2020 2021 2022 2023 2024 2025 $0 $50 $100 $150 $200 $250 $300 *$100 invested on December 31, 2020 in stock or index, including reinvestment of dividends 2020 2021 2022 2023 2024 2025 OrthoPediatrics Corp. $ 100 $ 127 $ 85 $ 69 $ 49 $ 38 NASDAQ Composite Index 100 174 113 167 216 260 Russell 2000 Index 100 135 106 122 134 150 S&P Healthcare Equipment Select Industry Index 100 139 103 100 104 103 ITEM 6. [Reserved] Intentionally omitted. 75

OP - Annual Report 2025 | 79  ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the ‘‘Risk Factors’’ section of this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward- looking statements contained in the following discussion and analysis. This section discusses our results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024. For a discussion and analysis of the year ended December 31, 2024 compared to December 31, 2023, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 5, 2025. Overview We are the only global medical device company focused exclusively on providing a comprehensive trauma and deformity correction, scoliosis and sports medicine/other product offering to the pediatric orthopedic market in order to improve the lives of children with orthopedic conditions. We design, develop and commercialize innovative orthopedic implants, instruments and specialized braces to meet the needs of pediatric surgeons or orthotists and their patients, who we believe have been largely neglected by the orthopedic industry. We currently serve three of the largest categories in this market. We estimate that the portion of this market that we currently serve represents a $6.2 billion opportunity globally, including over $2.8 billion in the United States. We sell implants, instruments and specialized braces to our customers for use by pediatric orthopedic surgeons, orthotists or physical therapists to treat orthopedic conditions in children. We provide our implants in sets that consist of a range of implant sizes and include the instruments necessary to perform the surgical procedure. In the United States and a few selected international markets, our customers typically expect us to have full sets of implants and instruments on site at each hospital but do not purchase the implants until they are used in surgery. Accordingly, we must make an up-front investment in inventory of consigned implants and instruments before we can generate revenue from a particular hospital and we maintain substantial levels of inventory at any given time. We operate over 45 orthotic and prosthetic ("O&P") clinics in the United States serving children's hospitals in numerous states. In the international markets where we sell to stocking distributors or in the case of our braces, we transfer control of our products to the distributor or customer when title passes upon shipment. We currently market 87 surgical and specialized bracing systems that serve three of the largest categories within the pediatric orthopedic market: (i) trauma and deformity correction, (ii) scoliosis and (iii) sports medicine/other. We rely on a broad network of third parties to manufacture the components of our products, which we then inspect and package. We believe our innovative products promote improved surgical accuracy, increase consistency of outcomes and enhance surgeon confidence in achieving high standards of care. In the future, we expect to expand our product offering within these categories, as well as to address additional categories of the pediatric orthopedic market. The majority of our revenue from implants, instruments and specialized braces has been generated in the United States. Our global sales management organization leads a network of sales agencies, stocking distributors as well as direct sales representatives. We sell our implants and instruments through a network of several direct sales representatives as well as over 30 independent sales agencies employing approximately 232 sales representatives specifically focused on pediatrics. These independent sales agents are trained by us, distribute our products and are compensated through sales-based commissions and performance bonuses. We do not sell our products through or participate in physician-owned distributorships, or PODs. The revenue generated in the United States from our bracing products is sold directly to orthopedic surgeons, orthotists, physical therapists or, at certain times, directly to the end customer. 76

80 | OP - Annual Report 2025 We market and sell our products internationally in over 75 countries through independent stocking distributors and sales agencies. Our independent stocking distributors manage the billing relationship with each hospital in their respective territories and are responsible for servicing the product needs of their surgeon customers. In 2017, we began to supplement our international stocking distributors with sales agencies using direct sales programs in the United Kingdom, Ireland, Australia and New Zealand where we sell directly to the hospitals. We began selling direct to Canada in September 2018, Belgium and the Netherlands in January 2019, Italy in March 2020 and Germany, Switzerland and Austria in January 2021. In these markets we work through sales agencies that are paid commissions. In order to further enhance our operations in Europe, we established operating companies in the Netherlands and Germany in March 2019 and April 2022, respectively. In 2023 and 2024, we hired operating and sales representatives in Germany as salaried employees to better serve our customers, and in 2024 we opened warehouses in Germany and Australia. In 2025, we opened a warehouse in the Netherlands. In November 2025, we established a legal entity in Brazil to sell and distribute directly to the local market. These arrangements have generated an increase in revenue and gross margin. For the years ended December 31, 2025, 2024 and 2023, international sales accounted for approximately 21%, 21% and 25% of our revenue, respectively. We believe there are significant opportunities for us to strengthen our position in U.S. and international markets by increasing investments in consigned implant and instrument sets, strengthening our global sales and distribution infrastructure, and expanding our product offering as well as our O&P clinic network. Social Impact OrthoPediatrics was founded on the cause of impacting the lives of children with orthopedic conditions. Since inception we have impacted the lives of over 1,291,000 children, when including those served by our acquired companies. We believe we should continue to expand our social impact, create an inclusive culture, and ensure good corporate governance practices. • The Company and its associates regularly participate in philanthropic causes important to our local communities. We also partner with over 40 charitable organizations that provide pediatric orthopedic care around the world. In 2020, we were named as "Corporate Partner of the Year" by the World Pediatric Project - with whom we work to provide access to medical care for children in developing countries. • We are committed to fostering an environment that is respectful, compassionate, and inclusive of everyone in our community which is communicated in our diversity and inclusion policy. For nine years we have been recognized by the Indiana Chamber of Commerce - Best Companies to Work in Indiana. We believe effectively managing our priorities, as well as increasing our transparency related to social impact programs, will help create long-term value for our stakeholders. We expect to continue to increase our disclosures and communicate our social impact efforts in future SEC filings. Trends and Uncertainties From time to time we acquire, make investments in or license other technologies, products and business that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. As a result of these transactions, we may record certain intangible assets, including goodwill and trademarks, which are subject to annual impairment testing. Fair value is based on our current assessment of the expected future cash flows based on recent results and other specific market factors. During 2025, 2024, 2023, and 2022, we determined that a triggering event had occurred indicating it was more likely than not the fair value of certain trademark assets were less than the associated carrying value. Subsequently, the Company completed a quantitative analysis and concluded that the fair value was in fact less than the carrying value and impairment losses of $4.2 million, $1.8 million, $1.0 million and $3.6 million were recorded in 2025, 2024, 2023, and 2022, respectively. We believe that the expected future cash flows in the most recent calculations represent management’s best estimate; however, if actual results differ materially from these estimates, we could record an additional impairment charge which could be material to our consolidated financial statements and have an adverse impact on our results of operations. In 2023 and 2022, there was a significant and unprecedented increase in cases of respiratory syncytial virus, or RSV, and other respiratory illnesses. RSV is a common respiratory virus that follows a seasonal pattern. The 77

OP - Annual Report 2025 | 81  typical season shows an increase in mid-September, peaks in late December and drops around mid-April; however, in 2022 the United States experienced a significant increase during the summer and fall months and in 2023 the United States experienced a significant increase in January and February as well as October through December months. The volume of elective procedures utilizing our products were negatively impacted as a significant percent of hospital capacity was absorbed to cover the increase in RSV-related hospitalizations. This had a negative impact on our sales volume in 2023 and 2022 and may continue to do so into the future. We are unable to accurately determine exactly how this will impact us in the future, but we will continue to monitor this dynamic as we get closer to the traditional peak of RSV season. We encourage the readers of this document to read our risk factors in its entirety contained in Item 1A “Risk Factors” where there is additional information regarding epidemics, pandemics or other illnesses such as RSV and COVID-19. Components of our Results of Operations Revenue Revenue in the United States is generated primarily from the sale of our implants, specialized braces, O&P clinic services and, to a much lesser extent, from the sale of our instruments. Sales of our implants and instruments in the United States are primarily to hospital accounts through independent sales agencies. We recognize revenue when our performance obligations under the terms of a contract with our customer are satisfied. For our implants and instruments, this typically occurs when we transfer control of our products to the customer, generally upon implantation or when title passes upon shipment. The products are generally consigned to our independent sales agencies, and revenue is recognized when the products are used by or shipped to the hospital for surgeries on a case by case basis. On rare occasions, hospitals purchase products for their own inventory, and revenue is recognized when the hospital obtains control of the product, typically either upon shipment or delivery of the product dependent on the terms of the contract. Sales of our bracing products are sold to stocking distributors, hospitals, orthotist and other medical professionals or directly to end customers. For such sales, we consider our performance obligation of our braces to be settled upon shipment, and revenue is therefore recognized at that time. For our O&P clinics, we recognize revenue when our custom manufactured braces or other products are fitted to and accepted by patients. Revenue from these O&P clinics is primarily derived from contracts with third party payors. At, or subsequent to delivery, an invoice is issued to the third-party payor, which primarily consists of commercial insurance companies, Medicare, Medicaid, and private or patient pay individuals. Revenue is recognized for the amounts expected to be received from payors based on contractual reimbursement rates, which are net of estimated contractual discounts and other implicit price concessions. These revenue amounts are further revised as claims are adjudicated, which may result in additional disallowances, which are considered as part of the transaction price and recorded as a reduction of revenues. Outside of the United States, we sell our products directly to hospitals through independent sales agencies or to independent stocking distributors. Generally, the distributors are allowed to return products, and some are thinly capitalized. Based on a history of reliable collections, we have concluded that a contract exists and revenue should be recognized when we transfer control of our products to the customer, generally when title passes upon shipment. Additionally, based on our history of immaterial returns from international customers, we have historically estimated no reserve for returns. Cost of Revenue and Gross Profit Our cost of revenue consists primarily of products purchased from third-party suppliers, inbound freight, excess and obsolete inventory adjustments, royalties, material, labor and overhead related to the manufacturing of our braces. Our implants and instruments are manufactured to our specifications by third-party suppliers. We purchase the raw materials to make our specialized bracing products in our own facilities in Iowa, the UK, and Boston. The majority of our implants and instruments are produced in the United States. We recognize cost of revenue for consigned implants at the time the implant is used in surgery and the related revenue is recognized. Prior to their use in surgery, the cost of consigned implants is recorded as inventory in our balance sheet. The costs of instruments are typically capitalized and not included in cost of revenue unless sold as a set to our international stocking distributors or directly to hospitals. We recognize the cost of revenue on our braces sold to other O&P clinics not owned by us when they are shipped and the cost of our O&P clinic services when the customized brace has been fitted and accepted by the patient. We expect our cost of revenue to increase in 78

82 | OP - Annual Report 2025 absolute dollars due primarily to increased sales volume and changes in the geographic mix of our sales as our international operations tend to have a higher cost of revenue as a percentage of sales. Our gross profit is calculated by subtracting our cost of revenue from revenue and is expected to increase in absolute dollars due primarily to increased sales volume and sales mix to customers based in the United States. Our gross profit as a percentage of total revenue, or gross margin, was similar across all periods presented. Our gross margin is impacted by the mix of revenue between the United States, where we earn a higher gross margin that is required to pay sales commissions, and international stocking distributors, where we earn a lower gross margin because the distributor is responsible for paying sales commissions. Sales and Marketing Expenses Our sales and marketing expenses primarily consist of commissions to our domestic and international independent sales agencies, as well as compensation, commissions, benefits and other related personnel costs to our global sales management team, including stock-based compensation associated with these personnel. Commissions and bonuses are generally based on a percentage of sales. Our international independent stocking distributors purchase implant and instrument sets and replenishment stock for resale, and we do not pay commissions or any other sales-related costs for these international sales. We expect our sales and marketing expenses to continue to increase in absolute dollars with the commercialization of our current and pipeline products and continued investment in our global sales organization to reach new customers. General and Administrative Expenses Our general and administrative expenses primarily consist of compensation, benefits and other related costs for personnel employed in our executive management, administration, finance, legal, quality and regulatory, product management, warehousing, information technology and human resources departments, including stock-based compensation for these personnel, as well as facility costs and clinic operating costs. We include insurance expenses in general and administrative expenses, as well as costs related to the maintenance and protection of our intellectual property portfolio. Our general and administrative expenses also include the depreciation of our capitalized instrument sets, which represented $9.3 million, $8.4 million and $7.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. We expect our general and administrative expenses to continue to increase in absolute dollars as we hire additional personnel to support the growth of our business, increased set deployment, and additional O&P clinics. We expect the growth rate of our general and administrative expenses will be lower than the growth rate of our revenue. Research and Development Expenses Our research and development expenses primarily consist of costs associated with engineering, product development, consulting services, outside prototyping services, outside research activities, materials and development of our intellectual property portfolio. We also include related personnel and consultants’ compensation expense, including stock-based compensation for these personnel. We expect research and development expenses to continue to increase both in absolute dollars and as a percentage of revenue as we continue to develop new products to expand our product offering, broaden our intellectual property portfolio and add research and development personnel. Other (Income) Expense Our other income (expense) primarily consists of (i) fair value adjustments of contingent consideration associated with our ApiFix acquisition, (ii) accreted interest expense related to the acquisition installment payables, (iii) interest costs associated with our debt obligations, and (iv) loss on early debt extinguishment. 79

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table sets forth our results of operations for the years ended December 31, 2025 and 2024:

(in thousands, except percentages)	2025	2024	Increase (Decrease)	% Increase (Decrease)
Net revenue	$ 236,348	$ 204,727	$ 31,621	15 %
Cost of revenue	63,687	56,129	7,558	13 %
Sales and marketing expenses	72,726	64,296	8,430	13 %
General and administrative expenses	119,832	102,789	17,043	17 %
Intangible asset impairment	4,638	1,836	2,802	153 %
Restructuring expense	5,601	3,653	1,948	53 %
Research and development expenses	9,102	11,034	(1,932)	(18)%
Other expenses (income), net	(50)	6,919	(6,969)	101 %
Provision for income taxes (benefit)	460	(4,107)	(4,567)	(111)%
Net loss	$ (39,648)	$ (37,822)	$ 1,826	5 %

Revenue

The following tables set forth our revenue by geography and product category for the years ended December 31, 2025 and 2024:

	Revenue by Geography Year Ended December 31,			
(in thousands, except percentages)	2025	% of revenue	2024	% of revenue
U.S.	$ 186,403	79%	$ 161,163	79%
International	49,945	21%	43,564	21%
Total	$ 236,348	100%	$ 204,727	100%

	Revenue by Product Category Year Ended December 31,			
(in thousands, except percentages)	2025	% of revenue	2024	% of revenue
Trauma and deformity	$ 166,301	70%	$ 145,126	71%
Scoliosis	66,047	28%	55,153	27%
Sports medicine/other	4,000	2%	4,448	2%
Total	$ 236,348	100%	$ 204,727	100%

Net revenue increased $31.6 million, or 15%, from $204.7 million for the year ended December 31, 2024 to $236.3 million for the year ended December 31, 2025. The increase was primarily driven by strong performance across global Trauma and Deformity, Scoliosis and OP Specialty Bracing, as well as recent acquisitions.

Trauma and deformity revenue, which includes the impact from acquired businesses, increased $21.2 million, or 15%, primarily driven by strong growth across numerous product lines, specifically our Cannulated Screws, PNP Femur, PediPlate, external fixation and Pega systems. Scoliosis revenue increased $10.9 million, or 20%, primarily driven by increased sales of our RESPONSE 5.5/6.0 and 7D Technology. Sports medicine / other decreased $0.4 million, or 10%. Nearly all the change in each category was due to a change in the unit volume sold and not a result of price changes.

Cost of Revenue and Gross Margin

Cost of revenue was $63.7 million and $56.1 million for the years ended December 31, 2025 and 2024, respectively. Gross margin was 73% for the year ended December 31, 2025 and 73% for the year ended December 31, 2024.

OP - Annual Report 2025 | 83

84 | OP - Annual Report 2025 Sales and Marketing Expenses Sales and marketing expenses increased $8.4 million, or 13%, from $64.3 million for the year ended December 31, 2024 to $72.7 million for the year ended December 31, 2025. The increase was due primarily to increased sales commission expenses due to an overall increase in volume of units sold. Sales and marketing expenses for the year ended December 31, 2025 were approximately 31% of revenue compared to 31% for 2024. General and Administrative Expenses General and administrative expenses increased $17.0 million, or 17%, from $102.8 million for the year ended December 31, 2024 to $119.8 million for the year ended December 31, 2025. The increase was due primarily to acquisitions. Stock-based compensation increased $2.1 million due to an increase in personnel. Depreciation and amortization expenses increased $1.4 million, or 7%, from $18.5 million for the year ended December 31, 2024 to $19.9 million for the year ended December 31, 2025. The increase was primarily due to higher set deployments and increased amortization associated with acquisitions. Intangible Asset Impairment During 2025, management completed a quantitative analysis as part of our annual impairment test, and determined the fair value of our ApiFix, MedTech, Orthex and Telos trademark assets were below their respective carrying values. Additionally, in connection with our decision to exit our Telos regulatory consulting business, we wrote off the remaining carrying value of its customer relationship intangible asset. We recorded an impairment charge of $4.6 million and $1.8 million during the years ended December 31, 2025 and 2024, respectively. See Note 5 - Goodwill and Intangible Assets for further details. Research and Development Expenses Research and development expenses decreased $1.9 million, or 18%, from $11.0 million for the year ended December 31, 2024 to $9.1 million for the year ended December 31, 2025. The decrease was primarily due to the timing of product development. Restructuring Expense The 2024 Restructuring Plan aims to improve operational efficiency, reduce costs by integrating the ApiFix product into the broader OP Scoliosis portfolio, and additional staff reduction across all of OrthoPediatrics Corp. In 2025, the Company made the decision to restructure Telos by dissolving the local operation and continuing staff reductions across the Company. The Company recorded restructuring expenses of $5.6 million for the year ended December 31, 2025, which included the write-off of goodwill associated with the Telos business of $1.9 million, compared to $3.7 million for the year ended December 31, 2024. The expense for the year ended December 31, 2024 comprised of the reduction of our Israeli physical site, reducing the ApiFix portfolio inventory, reserving for excess inventory, and certain employee termination benefits. The increase in expense for the year ended December 31, 2025, was primarily due to the restructuring of Telos. Total Other Expenses (Income) Total other expense decreased $7.0 million year over year, with other income of $0.1 million for the year ended December 31, 2025 compared to other expense of $6.9 million for the year ended December 31, 2024. This change was primarily due to large swings in monthly currency rates compared to prior years, resulting in a large foreign currency gain in 2025. Additional interest expense of $3.4 million, net related to our indebtedness was offset by the fact that the Company recorded a loss on the early extinguishment of the MidCap Credit Agreement in the third quarter 2024 of $3.2 million, and additional interest expense of $6.0 million, net related to our indebtedness. Income Tax Expense (Benefit) Income tax expense (benefit) had a change of $4.6 million, with income tax expense of $0.5 million for the year ended December 31, 2025, compared to income tax benefit of $4.1 million for the year ended December 31, 2024. The year-over-year change was largely driven by the remeasurement of the valuation allowance in 2024 81

OP - Annual Report 2025 | 85  subsequent to recording the deferred tax liability as a result of the purchase accounting from the Boston O&P acquisition, resulting in a large income tax benefit. Liquidity and Capital Resources We have incurred operating losses since inception and negative cash flows from operating activities of $4.9 million, $27.0 million and $27.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated deficit of $275.2 million. We anticipate that our losses will continue in the near term as we continue to expand our product portfolio and invest in additional consigned implant and instrument sets to support our expansion into existing and new markets. Since inception, we have funded our operations primarily with proceeds from the sales of our common and preferred stock, convertible securities and debt, as well as through sales of our products. As of December 31, 2025, we had cash, cash equivalents and restricted cash of $21.6 million and short-term investments of $41.3 million for a total of $62.9 million. Cash Flows The following table sets forth our cash flows from operating, investing and financing activities for the periods indicated: Year Ended December 31, (in thousands) 2025 2024 Net cash used in operating activities $ (4,851) $ (27,048) Net cash used in investing activities (43,629) (13,162) Net cash provided by financing activities 23,975 53,135 Effect of exchange rate changes on cash 348 (175) Net (decrease) increase in cash and restricted cash $ (24,157) $ 12,750 Cash Used in Operating Activities Net cash used in operating activities was $4.9 million and $27.0 million for the years ended December 31, 2025 and 2024, respectively. The primary use of this cash was to fund our operations related to the development and commercialization of our products in each of these periods. Net cash used for working capital and changes in other operating assets and liabilities was $10.8 million and $22.9 million for the years ended December 31, 2025 and 2024, respectively. During 2025, the primary uses of cash used in operating activities was driven by inventory purchases of $8.5 million to support sales growth as well as an increase in accounts receivable of $9.4 million. These uses of cash were partially offset by cash inflows from accounts payable of $8.2 million. During 2024, we increased inventory by $13.2 million as we deployed additional inventory and accounts receivable increased by $4.7 million. We had a net loss of $39.6 million for the year ended December 31, 2025, compared to a net loss of $37.8 million for the year ended December 31, 2024. Cash Used in Investing Activities Net cash used in investing activities was $43.6 million and $13.2 million for the years ended December 31, 2025 and 2024, respectively. Net cash used in investing activities in 2025 was primarily related to the purchase of short-term investments of $15.0 million and cash paid for acquisitions of $15.5 million. We also invested $11.1 million in property and equipment, primarily instrument sets which were consigned in the United States and select international markets. Net cash used in 2024 was primarily related to the purchase of short-term marketable securities of $25.0 million and the acquisition of Boston O&P of $20.2 million, which was partially offset by the sale of short-term marketable securities of $49.9 million. We also invested $14.3 million in property and equipment, primarily instrument sets which were consigned in the United States and select international markets. Cash Provided By Financing Activities Net cash provided by financing activities was $24.0 million and $53.1 million for the years ended December 31, 2025 and 2024, respectively. Net cash provided by financing activities in 2025 consisted of $25.0 million from the proceeds of the Credit Agreement with Braidwell. Net cash provided by financing activities for 2024 consisted of $73.5 million from the proceeds of the Credit Agreement with Braidwell and sale of our Convertible 82

86 | OP - Annual Report 2025 Notes, offset by $12.2 million of cash used to repay our term loan and revolving facility with MidCap, $3.4 million of debt issuance costs, $2.3 million related to the ApiFix fourth and final anniversary payment, and $1.3 million related to the MedTech first year anniversary payment. Indebtedness Term Loan Agreement and Convertible Notes On August 5, 2024, the Company signed an $100 million term loan and private placement arrangement with Braidwell LP by and among (i) the Company and other borrowers party to the Credit Agreement, (ii) Braidwell LP, and (iii) the financial institutions or other entities from time to time party thereto as Lenders. Terms of the financing include a $50 million term loan and $50 million of convertible notes. The term loan consists of an initial term loan of $25 million and access to a delayed draw term loan facility for an additional $25 million, subject to certain terms and conditions. The interest rate on the term loan is SOFR + 6.50% with the Company having the option to make a payment-in-kind interest payment equal to 1.00% per annum of the rate. Payments are interest only until the maturity date in August 2029. Included in the term loan are financial covenants to maintain cash in certain pledged accounts of at least 25% of the outstanding principal amount of the loan and to maintain certain minimum net product sales during the loan period. The $50 million of convertible notes accrue interest at a rate of 4.75% per annum. Payments will consist of interest only until the maturity date in February 2030. The notes are convertible into common stock of the Company at an initial conversion price of $40.98, which represented a 30% premium to the Company’s volume weighted average common stock price for the thirty trading days ended August 2, 2024. In connection with its approval of the financing, the Company’s Board approved a stock repurchase program of up to $5 million in value of the Company’s outstanding common stock. Using the closing price on August 2, 2024, of $29.56, the amount of common stock subject to the repurchase program represents approximately 169,000 shares or 0.7% of the Company’s outstanding common stock. No shares were repurchased under the program which reduced to $0.25 million on December 31, 2024. The proceeds from the financing were used to repay the Company’s outstanding debt of approximately $10 million with MidCap, transaction fees incurred in connection with the financing, potential stock repurchases under the program described above, and for general corporate purposes and working capital needs. The debt facilities replace the $80 million Credit, Security, and Guaranty Agreement with MidCap Funding IV Trust and MidCap Financial Trust and other parties named therein. There was approximately $10 million outstanding under the MidCap Credit Agreement and it was terminated in connection with the Credit Agreement. Tawani Mortgage In August 2013, pursuant to the purchase of our office and warehouse space, we entered into a mortgage note payable to Tawani Enterprises Inc., the owner of which is a member of Squadron’s management committee. Pursuant to the terms of the mortgage note, we pay Tawani Enterprises Inc. monthly principal and interest installments of $15,543, with interest compounded at 5% until maturity in August 2028, at which time a final payment of remaining principal and interest will become due. See Note 9 - Debt and Credit Arrangements in Item 8 for further detail regarding our debt. Contractual Obligations and Commitments The Company's cash requirements within the next twelve months include accounts payable, accrued compensation and benefits, interest payments on our long-term debt, current portion of acquisition installment payable and other current liabilities. See Note 3 - Business Combinations and Asset Acquisitions in Item 8 for further detail of the acquisition and the acquisition installment payables. Our long-term cash requirements under various contractual obligations and commitments include: • Debt obligations and interest payments - See Note 9 - Debt and Credit Arrangements in Item 8 for further detail regarding our debt and the timing of expected future principal and interest payments. 83

OP - Annual Report 2025 | 87  • Acquisition installment payables, net of current portion - See Note 3 - Business Combinations and Asset Acquisitions in Item 8 for further detail regarding our obligations and timing of expected future payments. • Minimum purchase obligations - Purchase obligations include agreements for purchases of product in the normal course of business, including minimum quantities required pursuant to our license agreements. See Note 17 - Commitments and Contingencies in Item 8 for further detail regarding these requirements. • Lease Obligations - See Note 16 - Leases in Item 8 for further detail regarding our lease obligations. • Royalties - See Note 17 - Commitments and Contingencies in Item 8 for further detail regarding minimum royalty obligations. Pediatric Orthopedic Business Seasonality Our revenue is typically higher in the summer months and holiday periods, driven by higher sales of our trauma and deformity and scoliosis products, which is influenced by the higher incidence of pediatric surgeries during these periods due to recovery time provided by breaks in the school year. Additionally, our scoliosis patients tend to have additional health challenges that make scheduling their procedures variable in nature. Critical Accounting Policies and Significant Judgments and Estimates This management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. We monitor and analyze these items for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this annual report, we believe the following accounting policies are most critical to understanding and evaluating our reported financial results and require significant or complex judgment and estimates on the part of management. Revenue Recognition In the United States and in sixteen international markets, we primarily sell our implants, and to a much lesser extent our instruments, through third-party independent sales agencies to medical facilities and hospitals. For such sales, revenue and associated cost of revenue is recognized when a product is used in a procedure. In a few cases, hospitals purchase our products for their own inventory, and such revenue and associated cost of revenue is recognized when control of the product transfers to the customer, typically upon shipment. Approximately 68% and 70% of our global revenues in 2025 and 2024, respectively, is from the usage and sale of consigned inventory. Sales of our bracing products are sold to stocking distributors, hospitals, orthotists and other medical professionals or directly to end customers. Revenue is recognized for braces generally when title passes upon shipment. Our O&P clinics recognize revenue when our custom manufactured braces or other products are fitted to and accepted by patients. Revenue from these O&P clinics is primarily derived from contracts with third party payors. At, or subsequent to delivery, an invoice is issued to the third-party payor, which primarily consists of commercial insurance companies, Medicare, Medicaid, and private or patient pay individuals. Revenue is recognized for the amounts expected to be received from payors based on contractual reimbursement rates, which are net of estimated contractual discounts and other implicit price concessions. These revenue amounts are further revised as claims are adjudicated, which may result in additional disallowances, which are considered as part of the transaction price and recorded as a reduction of revenues. 84

88 | OP - Annual Report 2025 Outside of the United States, we sell our products directly to hospitals through independent sales agencies or to independent stocking distributors. Generally, the distributors are allowed to return products. Based on a history of reliable collections, we have concluded that a contract exists and revenue should be recognized when we transfer control of our products to the customer, generally when title passes upon shipment. Additionally, based on our history of immaterial returns from international customers, we have historically estimated no reserve for returns. Inventory Valuation Our global inventory, which primarily consists of implants and instruments held in our warehouses, with third- party independent sales agencies or distributors, or consigned directly with hospitals, are considered finished goods and are purchased from third parties. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in-first-out method. As of December 31, 2025 and 2024, inventory held on consignment at sales agencies, distributors, or other customers was $96.8 million and $95.4 million, or approximately 65% and 75% of gross inventory, respectively. We evaluate the carrying value of our inventory in relation to the estimated forecast of product demand, which takes into consideration the life cycle of the products. Most of our inventory is non-sterile, metallic implants and instruments that do not have an expiration date or shelf life. We classify our implant and bracing inventory as a current asset and the related deployed instrument inventory is classified within Property and Equipment, Net. Instruments are reusable hand-held devices, specifically designed for use with our implants, and are used by surgeons during surgery. Instruments are typically not sold and are routinely used longer than one year. The implant and bracing inventory is classified as a current asset because it is expected to be sold, consumed, or converted into cash within a year or within the normal operating cycle of the business. Each inventory set contains multiple sizes of implants, most of which do not expire. The usage of the majority of the surgical implants falls within a normal standard deviation, however to meet patient needs, the surgeon requires access to all implant sizes within each set because they may not know what implant sizes are needed until in surgery. The need to stock sufficient amounts of inventory in various sizes results in higher inventory levels which can and does lead to longer inventory turns. The outlier implant sizes not routinely used in surgery will remain in the set until required for a surgery which could be several months after consignment, extending inventory turns. Before inventory sets are consigned and used in surgery, the Company acquires the necessary set components which are initially recorded as inventory. When all implants are received and the entire set is complete, the set is deployed into the distribution channel as consigned inventory for surgical use in new or existing children’s hospitals within a distributor’s geographical territory. Since all implants are necessary before a set can be placed on consignment, there is additional lead time required between product procurement, receipt, and deployment into the channel, which typically takes several months. In addition, the Company’s surgical implant business has historically experienced aggressive growth, typically in excess of 20% annually, which has also contributed to increased inventory levels to meet current and future customer demand. The need to maintain substantial levels of inventory impacts our estimates for excess and obsolete inventory. Each of our systems are designed to include implantable products that come in different sizes and shapes to accommodate the surgeon’s needs. Typically, a small number of the set components are used in each surgical procedure. Certain components within each set may become excess before other components based on the usage patterns. We adjust inventory values to reflect these usage patterns and life cycle. We continuously monitor our global inventory for excess or obsolete items in relation to estimated forecasted product demand and the product life cycle. A significant decrease in demand could result in an increase in the amount of excess inventory on hand, which could lead to additional charges for excess and obsolete inventory. As of December 31, 2025 and 2024, our excess and obsolete inventory reserve was $7.7 million and $9.6 million, respectively. In addition, we continue to introduce new products and acquire new companies or technologies, which we believe will increase our revenue and also increases our on-hand inventory. As a result, we may be required to take additional charges for excess and obsolete inventory in the future. Goodwill and Other Intangible Assets Our goodwill represents the excess of the cost over the fair value of net assets acquired. The determination of the value of goodwill and intangible assets arising from acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is assessed for impairment using fair value measurement techniques on an annual 85

OP - Annual Report 2025 | 89  basis or more frequently if facts and circumstances warrant such a review. The goodwill is considered to be impaired if we determine that the carrying value of either of our reporting units exceeds its respective fair value. In 2025, we performed a quantitative analysis of our two reporting units. Fair value was determined using a combination of the income approach (discounted cash flows) and the market approach, which are weighted based on the relevance and availability of observable inputs for each of the reporting units. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted- average cost of capital that reflects current market conditions appropriate to the Company's reporting unit. The discounted cash flow model uses projections based on management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, costs and estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, weighted average cost of capital and changes in future working capital requirements. The market approach considered valuation multiples of comparable publicly traded companies and recent market transactions. For all reporting units tested, the estimated fair value exceeded the carrying value, and no impairment was recorded. We have indefinite lived trademark assets that are reviewed annually for impairment by performing a quantitative analysis, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net discounted cash flows expected to be generated by the associated asset. Calculating net discounted cash flows requires us to make significant estimates and assumptions related to forecasts of future revenues and discount rates. Changes in these assumptions could have a significant impact on the fair value of trademarks. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. The calculation of the fair value of the trademark assets involves Level 3 fair value measurements. To estimate the fair value of the trademark asset and associated impairment, we utilized an income approach, or discounted cash flow model. This approach requires us to make significant estimates and assumptions including preparation of forecasted revenue, selection of a royalty rate and discount rate and estimate of the terminal year revenue growth rate. During 2025, 2024, 2023 and 2022, we completed a quantitative analysis whereby we determined the fair value of certain trademark assets were below the carrying value. The primary reason for the impairment is the lower forecasted revenue of our ApiFix product than previously expected, and the decision by management to exit our Telos regulatory consulting business. We recorded impairment charges of $4.2 million, $1.8 million, $1.0 million, and $3.6 million for the years ended December 31, 2025, 2024, 2023, and 2022, respectively, to reduce the carrying amount of the intangible asset to its estimated fair value. Following the impairment, the newly calculated fair value becomes the new accounting basis and carrying value of the trademark. As of August 1, 2025, the date of our last impairment review, the fair value of two of our trademarks exceeded their respective carrying values by less than 10%, excluding those trademarks that were partially or fully impaired that are described above. As of December 31, 2025, the carrying value of these two trademarks was $6.0 million. Net Operating Losses As of December 31, 2025, we had federal, state and foreign tax net operating loss carryforwards, or NOLs, of approximately $172.2 million, $103.7 million and $37.8 million, respectively, which begin to expire, if not utilized, beginning in 2028. All deferred tax assets were fully offset by a valuation allowance, with the exception of certain deferred tax liabilities in Canada in 2024 and 2025, and Canada and Israel in 2023, and no income tax benefit has been recognized in continuing operations related to the NOLs which have valuation allowances. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, annual use of our pre- change NOLs may be limited in the post-change period in the event that an ‘‘ownership change’’ occurs, which is generally defined as a cumulative change in equity ownership by ‘‘5% shareholders’’ that exceeds 50 percentage points over a rolling three-year period. We determined that an ownership change occurred on May 30, 2014, resulting in a limitation of approximately $1.1 million per year being imposed on the use of our pre-change NOLs of approximately $45.2 million. An additional Section 382 ownership change was deemed to have occurred following our follow-on offering in December 2018 resulting in a limitation of approximately $9.7 million per year. 86

90 | OP - Annual Report 2025 ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Interest Rate Risk Our cash and short term investment balances as of December 31, 2025 and 2024 are related to our investment portfolio which consists largely of debt instruments of high quality corporate issuers. Due to the short-term nature of these investments, we have assessed that there is no material exposure to interest rate risk arising from our investments. Fixed rate investments and borrowings may have their fair market value adversely impacted from changes in interest rates. Based upon our overall interest rate exposure as of December 31, 2025, a change of 10% in interest rates, assuming the amount of our investment portfolio and overall economic environment remains constant, would not have a material effect on interest income. The primary objective of our investment activities is to preserve the principal while at the same time maximizing yields without significantly increasing the risk. To achieve this objective, we maintain our portfolio of cash equivalents and investments in instruments that meet high credit quality standards, as specified in our investment policy. None of our investments are held for trading purposes. Our policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. As of December 31, 2025, we only held investments in securities of a short-term nature classified as cash equivalents or short-term investments. During the periods presented, we did not hold any investments that were in a significant unrealized loss position and no impairment charges were recorded. Realized gains and losses and interest income related to short term investments were immaterial during all periods presented. Our long-term debt as of December 31, 2025 is related to the Company's term loan and Convertible Notes with Braidwell. As of December 31, 2025, we had outstanding borrowings under our Term Loan Agreement of $50.0 million. A hypothetical interest rate change of 1% on our term loan would have changed interest expense for the year ended December 31, 2025 by $0.3 million or by $0.5 million if the amount funded under our Term Loan Agreement had been outstanding for a full calendar year. Foreign Currency A substantial portion of our operations are located in the United States, and the majority of our sales since inception have been made in United States dollars. Accordingly, we have assessed that we do not have any material net exposure to foreign currency rate fluctuations. However, as our business in markets outside of the United States continues to increase, we will be exposed to foreign currency exchange risk related to our foreign operations. Fluctuations in the rate of exchange between the United States dollar and foreign currencies, primarily the Pound Sterling, the Euro, Australian Dollar, Canadian Dollar and Israeli Shekel, could adversely affect our financial results, including our revenues, revenue growth rates, gross margins, income and losses as well as assets and liabilities. We do not currently hedge our exposure to foreign currency exchange rate fluctuations, but we may choose to do so in the future. We estimate that an immediate 10% adverse change in foreign exchange rates not currently pegged to the U.S. dollar would have increased our reported net loss by an immaterial amount for the years ended December 31, 2025, 2024 and 2023. 87

OP - Annual Report 2025 | 91  ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of OrthoPediatrics Corp. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of OrthoPediatrics Corp. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We have also audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. 88

92 | OP - Annual Report 2025 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Other Intangible Assets – Trademarks – Refer to Notes 2 and 5 to the financial statements Critical Audit Matter Description As described in Notes 2 and 5 of the consolidated financial statements, the Company records trademarks within their consolidated balance of Other Intangible Assets. We identified the specific trademarks related to Pega Medical, MD Ortho, Orthex, and ApiFix, which are components of the Other Intangible Assets consolidated balance, as our critical audit matter. Impairment testing of the trademarks is performed on an annual basis, and more frequently if events and circumstances indicated that the asset might be impaired. The fair values of the trademarks are based on a relief from royalty method, and impairment charges were recorded during 2025 related to the Orthex and ApiFix trademarks, which are components of the total impairment charge of $4,228,000 recorded during 2025. This approach requires significant estimates and assumptions including preparation of forecasted revenue, selection of a royalty rate and discount rate and estimate of the terminal year revenue growth rate. The principal considerations for our determination that performing procedures related to the annual trademark impairment assessments of Pega Medical, MD Ortho, Orthex, and ApiFix is a critical audit matter are (i) the significant judgments required to be exercised by management when developing the fair value estimates of its trademarks; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, discount rates, and royalty rates for the trademarks; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. The determination and extent of audit procedures related to these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s assessment of the fair value of these specific trademarks. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the estimate of the fair value of the Pega Medical, MD Ortho, Orthex and ApiFix trademarks included the following, among others: • We tested the effectiveness of controls over management’s evaluation of the fair value of its trademarks, including those over the selection of the discount rates, royalty rates and management’s development of future revenues. • We evaluated the reasonableness of management’s forecast of future revenue by comparing the forecast for each trademark to: – Historical revenues. – Projected revenues. – Publicly available industry information. – Evidence obtained in other areas of the audit. • With the assistance of fair value specialists, we evaluated the reasonableness of the Company’s estimate of fair value for each trademark by: 89

OP - Annual Report 2025 | 93  – Assessing the appropriateness of the Company’s valuation methodology. – Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation. – Comparing the Company’s selected discount rate to an independently estimated range of discount rates using a process consistent with generally accepted valuation practices. – Evaluating the reasonableness of the terminal growth rate through comparison to industry reports. – Assessing the reasonableness of the selected royalty rate used in the fair value analysis by comparing against an independently-sourced set of comparable licensing agreements. /s/ Deloitte & Touche LLP Indianapolis, Indiana March 4, 2026 We have served as the Company's auditor since 2015. 90

94 | OP - Annual Report 2025 ORTHOPEDIATRICS CORP. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share information) As of December 31, 2025 2024 ASSETS Current assets: Cash $ 19,556 $ 43,820 Restricted cash 2,064 1,957 Short-term investments 41,295 25,013 Accounts receivable - trade, net of allowances of $1,501 and $1,145, respectively 53,838 42,357 Inventories, net 133,790 117,005 Prepaid expenses and other current assets 5,876 7,021 Total current assets 256,419 237,173 Property and equipment, net 49,555 50,596 Other assets: Amortizable intangible assets, net 64,802 64,427 Goodwill 109,269 93,844 Other intangible assets 12,909 16,752 Other non-current assets 15,676 10,417 Total other assets 202,656 185,440 Total assets $ 508,630 $ 473,209 LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities: Accounts payable - trade $ 18,786 $ 8,908 Accrued compensation and benefits 13,693 13,888 Current portion of long-term debt with affiliate 170 160 Current portion of acquisition installment payable 2,194 1,347 Other current liabilities 11,354 9,659 Total current liabilities 46,197 33,962 Long-term liabilities: Long-term term loan 48,189 23,957 Long-term convertible note 48,486 47,913 Long-term debt with affiliate, net of current portion 283 451 Other long-term debt, net of current portion 2,862 635 Acquisition installment payable, net of current portion 2,898 2,452 Deferred income taxes 3,582 3,381 Other long-term liabilities 9,537 5,892 Total long-term liabilities 115,837 84,681 Total liabilities 162,034 118,643 Commitments and contingencies (Note 17) Stockholders' equity: Common stock, $0.00025 par value; 50,000,000 shares authorized; 25,093,792 shares and 24,217,508 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively 6 6 Additional paid-in capital 622,325 600,897 Accumulated deficit (275,212) (235,564) Accumulated other comprehensive loss (523) (10,773) Total stockholders' equity 346,596 354,566 Total liabilities and stockholders' equity $ 508,630 $ 473,209 See notes to consolidated financial statements. 91

OP - Annual Report 2025 | 95  ORTHOPEDIATRICS CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share information) Year Ended December 31, 2025 2024 2023 Net revenue $ 236,348 $ 204,727 $ 148,732 Cost of revenue 63,687 56,129 37,479 Gross profit 172,661 148,598 111,253 Operating expenses: Sales and marketing 72,726 64,296 52,824 General and administrative 119,832 102,789 73,300 Intangible asset impairment 4,638 1,836 985 Restructuring 5,601 3,653 — Research and development 9,102 11,034 10,895 Total operating expenses 211,899 183,608 138,004 Operating loss (39,238) (35,010) (26,751) Other expenses (income): Interest expense (income), net 5,996 2,621 (198) Loss on early extinguishment of debt — 3,230 — Fair value adjustment of contingent consideration — — (2,980) Other (income) expense (6,046) 1,068 (2,261) Total other (income) expenses, net (50) 6,919 (5,439) Net loss before income taxes (39,188) (41,929) (21,312) Income tax expense (benefit) 460 (4,107) (338) Net loss $ (39,648) $ (37,822) $ (20,974) Weighted average shares outstanding Basic 23,459,425 23,077,704 22,675,477 Diluted 23,459,425 23,077,704 22,675,477 Net loss per share Basic $ (1.69) $ (1.64) $ (0.92) Diluted $ (1.69) $ (1.64) $ (0.92) See notes to consolidated financial statements. 92

96 | OP - Annual Report 2025 ORTHOPEDIATRICS CORP. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands) Year Ended December 31, 2025 2024 2023 Net loss $ (39,648) $ (37,822) $ (20,974) Other comprehensive income (loss): Foreign currency translation adjustment 9,988 (5,090) (1,631) Unrealized gain (loss) on short term investments 230 (276) 68 Adjustment for realized gains 32 119 1,437 Other comprehensive income (loss), net of tax 10,250 (5,247) (126) Comprehensive loss $ (29,398) $ (43,069) $ (21,100) See notes to consolidated financial statements. 93

ORTHOPEDIATRICS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share information)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Value				
Balance at January 1, 2023	22,877,962	$ 6	$ 560,810	$ (176,768)	$ (5,400)	$ 378,648
Net income	—	—	—	(20,974)	—	(20,974)
Restricted stock	304,889	—	10,526	—	—	10,526
Stock option exercise	670	—	21	—	—	21
Consideration for MedTech and Rhino acquisitions	54,884	—	2,752	—	—	2,752
Stock portion of ApiFix anniversary installment payment	140,003	—	6,178	—	—	6,178
Other comprehensive loss	—	—	—	—	(126)	(126)
Balance at December 31, 2023	23,378,408	$ 6	$ 580,287	$ (197,742)	$ (5,526)	$ 377,025
Net loss	—	—	—	(37,822)	—	(37,822)
Restricted stock	589,000	—	13,548	—	—	13,548
Consideration for MedTech and Rhino acquisitions	4,288	—	133	—	—	133
Stock portion of ApiFix anniversary installment payment	245,812	—	6,929	—	—	6,929
Other comprehensive loss	—	—	—	—	(5,247)	(5,247)
Balance at December 31, 2024	24,217,508	$ 6	$ 600,897	$ (235,564)	$ (10,773)	$ 354,566
Net loss	—	—	—	(39,648)	—	(39,648)
Restricted stock	786,795	—	17,396	—	—	17,396
Issuance of common stock	64,065	—	1,494	—	—	1,494
Stock portion of the MedTech anniversary installment	10,830	—	226	—	—	226
Consideration for distributor acquisition	14,594	—	250	—	—	250
Capital contribution associated with reclassification of MedTech liability to equity	—	—	2,062	—	—	2,062
Other comprehensive income	—	—	—	—	10,250	10,250
Balance at December 31, 2025	25,093,792	$ 6	$ 622,325	$ (275,212)	$ (523)	$ 346,596

See notes to consolidated financial statements.

OP - Annual Report 2025 | 97

ORTHOPEDIATRICS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
OPERATING ACTIVITIES			
Net loss	$ (39,648)	$ (37,822)	$ (20,974)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Goodwill and other intangible asset impairments	6,512	1,836	985
Depreciation and amortization	21,119	19,080	17,385
Loss on early extinguishment of debt	—	3,230	—
Stock-based compensation	17,778	13,548	10,526
Fair value adjustment of contingent consideration	—	—	(2,980)
Accretion of acquisition installment payable	89	661	1,372
Deferred income taxes	(153)	(4,736)	(1,163)
Non-cash other	244	90	—
Changes in certain operating assets and liabilities, net of acquisitions:			
Accounts receivable - trade	(9,366)	(4,749)	(9,724)
Inventories	(8,469)	(13,197)	(26,279)
Prepaid expenses and other current assets	414	(1,561)	94
Accounts payable - trade	8,167	(4,280)	1,491
Accrued expenses and other liabilities	1,248	537	6,852
Other	(2,786)	315	(4,631)
Net cash used in operating activities	(4,851)	(27,048)	(27,046)
INVESTING ACTIVITIES			
Acquisition of Boston O&P, net of cash acquired	—	(20,225)	—
Other acquisitions, including clinics, net of cash acquired	(15,502)	(2,882)	—
Acquisition of MedTech, net of cash acquired	—	—	(3,097)
Acquisition of Rhino assets	—	—	(546)
Sale of short-term marketable securities	—	49,855	112,904
Purchase of short-term marketable securities	(15,000)	(25,000)	(48,600)
Investment in private companies and purchases of licenses	(2,017)	(647)	(2,106)
Purchases of property and equipment	(11,110)	(14,263)	(16,878)
Net cash (used in) provided by investing activities	(43,629)	(13,162)	41,677
FINANCING ACTIVITIES			
Proceeds from issuance of debt	25,000	73,533	9,424
Payment of debt issuance costs	—	(3,407)	—
Proceeds from exercise of stock options	—	—	21
Installment payment for ApiFix	—	(2,250)	(2,000)
Installment payment for MedTech	—	(1,250)	—
Payments on mortgage notes	(158)	(152)	(144)
Payments on clinic acquisition notes	(867)	(1,108)	—
Payment on debt	—	(12,231)	—
Net cash provided by financing activities	23,975	53,135	7,301
Effect of exchange rate changes on cash	348	(175)	633
NET (DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(24,157)	12,750	22,565
Cash and restricted cash, beginning of period	45,777	33,027	10,462
Cash and restricted cash, end of period	$ 21,620	$ 45,777	$ 33,027

98 | OP - Annual Report 2025

	2025	2024	2023
SUPPLEMENTAL DISCLOSURES			
Cash paid for interest	$ 6,516	$ 2,752	$ 42
Transfer of instruments between property and equipment and inventory	$ 279	$ 420	$ 57
Issuance of common shares for ApiFix installment	$ —	$ 6,929	$ 6,178
Issuance of common shares to acquire MedTech	$ —	$ —	$ 2,274
Issuance of common shares for MedTech installment	$ 226	$ 133	$ —
Issuance of common shares in connection with Boston O&P acquisition	$ 233	$ —	$ —
Issuance of common shares to acquire Rhino assets	$ —	$ —	$ 478
Issuance of common shares to settle an obligation with a vendor	$ 1,261	$ —	$ —
Issuance of common shares to acquire distributor	$ 250	$ —	$ —
Capital contribution associated with reclassification of MedTech liability to equity	$ 2,062	$ —	$ —
Debt issuance costs not yet paid	$ —	$ —	$ 127

See notes to consolidated financial statements.

OP - Annual Report 2025 | 99

100 | OP - Annual Report 2025 ORTHOPEDIATRICS CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025 (dollars in thousands, except per share information or as otherwise stated) NOTE 1 – BUSINESS OrthoPediatrics Corp., a Delaware corporation, is a medical device company committed to designing, developing and marketing anatomically appropriate implants, instruments and specialized braces for children with orthopedic conditions, giving pediatric orthopedic surgeons and caregivers the ability to treat children with technologies specifically designed to meet their needs, including PediLoc®, PediPlates®, Cannulated Screws, PediFlexTM nail, PediNailTM, PediLoc® Tibia, ACL Reconstruction System, Locking Cannulated Blade, Locking Proximal Femur, Spica Tables, RESPONSETM Spine, BandLocTM, Pediatric Nailing Platform | Femur, Devise Rail, Orthex®, The Fassier-Duval Telescopic Intramedullary System®, SLIMTM Nail, The GAP NailTM, The Free Gliding SCFE Screw SystemTM, GIRO™ Growth Modulation System, PNP Tibia System, ApiFix® Mid-C System, Mitchell Ponseti®, VerteGlideTM, and Boston Brace 3D® specialized bracing products to various hospitals and medical facilities throughout the United States and various international markets. We currently use a contract manufacturing model for the manufacturing of implants and related surgical instrumentation while our orthopedic bracing products are typically manufactured in-house. We also operate multiple O&P clinics delivering leading pediatric non-surgical O&P treatment. We are the only global medical device company focused exclusively on providing a comprehensive trauma and deformity correction, scoliosis and sports medicine/other product offering to the pediatric orthopedic market in order to improve the lives of children with orthopedic conditions. We design, develop and commercialize innovative orthopedic implants, instruments and braces as well as provide O&P clinic services to meet the specialized needs of pediatric surgeons and their patients, who we believe have been largely neglected by the orthopedic industry. We currently serve three of the largest categories in this market. NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation The accompanying consolidated financial statements include the accounts of OrthoPediatrics Corp. and its wholly-owned subsidiaries (collectively, the “Company,” “we,” “our” or “us”). All intercompany balances and transactions have been eliminated. We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements have been prepared assuming our Company will continue as a going concern. We have experienced recurring losses from operations since our inception and had an accumulated deficit of $275,212 and $235,564 as of December 31, 2025 and 2024, respectively. Use of Estimates Preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as of the date of the consolidated financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty. We use historical experience and other assumptions as the basis for our judgments and estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in these estimates will be reflected in our consolidated financial statements. Foreign Currency Transactions We currently bill our international stocking distributors in U.S. dollars, resulting in minimal foreign exchange transaction expense. Beginning in early 2017 and continuing through 2025, we expanded operations and established legal entities outside the United States, permitting us to sell under an agency model direct to local hospitals internationally. The 97

OP - Annual Report 2025 | 101  countries we serve under the agency model include the United Kingdom, Ireland, Australia, New Zealand, Canada, Belgium, the Netherlands, Poland, Italy, Israel, Germany, Switzerland, and Austria. In order to further enhance our operations in Europe, we established operating companies in the Netherlands and Germany in March 2019 and April 2022, respectively. In 2023 and 2024, we hired operating and sales representatives in Germany and Australia, respectively, to better serve our customers. In 2024, we hired a European operations director to continue our growth in the European market, and we opened warehouses in Germany and Australia. In 2025, we opened a warehouse in the Netherlands. In November 2025, we established a legal entity in Brazil to sell and distribute directly to the local market. The financial statements of our foreign subsidiaries are accounted for in local functional currencies and have been translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and average exchange rates during each reporting period for results of operations. Foreign currency translation adjustments have been recorded as a separate component of the consolidated statements of comprehensive loss. Fair Value of Financial Instruments The accounting standards related to fair value measurements define fair value and provide a consistent framework for measuring fair value under the authoritative literature. Valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions. This guidance only applies when other standards require or permit the fair value measurement of assets and liabilities. The guidance does not expand the use of fair value measurements. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels. Level 1 – Quoted prices in active markets for identical assets or liabilities; Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3 – Significant unobservable inputs that are not corroborated by market data. Generally, these fair value measures are model-based valuation techniques such as discounted cash flows, and are based on the best information available, including our own data. The Company's financial instruments include cash, restricted cash, cash equivalents, short-term investments, accounts receivable, accounts payable, acquisition installment payables, contingent consideration and long-term debt. The carrying amounts of accounts receivable, accounts payable, acquisition installment payables and long- term debt approximate the fair value due to the short-term nature or market rates of these instruments. The company bases the fair value of short-term investments on quoted market prices for identical or comparable assets except for investments classified as asset backed securities or certificates of deposit which we identify as Level 2. These securities are predominately priced by third parties, either a pricing vendor or dealer. When a quoted price in an active market for an identical security is not available these third parties will utilize an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model that calculates values from observable inputs such as quoted interest rates, yield curves and other observable market information. Contingent consideration represents conditional amounts that the Company is either required to pay, or receive, in connection with certain acquisitions. The fair value of the contingent consideration payment is considered a level 3 fair value measurement and was determined with the assistance of an independent valuation specialist at the original issuance date and as of the balance sheet date. See Note 6 for further discussion of financial instruments that carried a fair value on a recurring and nonrecurring basis. Revenue from Contracts with Customers In accordance with ASC 606, "Revenue from Contracts with Customers," revenue is recognized when our performance obligations under the terms of a contract with our customer are satisfied. This typically occurs when we transfer control of our products to the customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, and excludes any sales incentives or taxes collected from a customer which are subsequently remitted to government authorities. 98

102 | OP - Annual Report 2025 Revenue Recognition – United States Revenue in the United States is generated primarily from the sale of our implants, specialized braces, O&P clinic services and, to a much lesser extent, from the sale of our instruments. Sales of our implants and instruments in the United States are primarily to hospital accounts through independent sales agencies. We recognize revenue when our performance obligations under the terms of a contract with our customer are satisfied. For our implants and instruments, this typically occurs when we transfer control of our products to the customer, generally upon implantation or when title passes upon shipment. The products are generally consigned to our independent sales agencies, and revenue is recognized when the products are used by or shipped to the hospital for surgeries on a case by case basis. On rare occasions, hospitals purchase product for their own inventory, and revenue is recognized when the hospital obtains control of the product, typically either upon shipment or delivery of the product dependent on the terms of the contract. Sales of our bracing products are sold to stocking distributors, hospitals, orthotist and other medical professionals or directly to end customers. For such sales, we consider our performance obligation to be settled upon shipment, and revenue is recognized at that time. For our O&P clinics, we recognize revenue when our custom manufactured braces or other products are fitted to and accepted by patients. Revenue from these O&P clinics is primarily derived from contracts with third party payors. At, or subsequent to delivery, an invoice is issued to the third-party payor, which primarily consists of commercial insurance companies, Medicare, Medicaid and private or patient pay individuals. Revenue is recognized for the amounts expected to be received from payors based on contractual reimbursement rates, which are net of estimated contractual discounts and other implicit price concessions. These revenue amounts are further revised as claims are adjudicated, which may result in additional disallowances, which are considered as part of the transaction price and recorded as a reduction of revenues. Revenue Recognition – International Outside of the United States, we sell our products, including our specialized braces, directly to hospitals through independent sales agencies or to independent stocking distributors. Generally, the distributors are allowed to return products, and some are thinly capitalized. Based on a history of reliable collections, we have concluded that a contract exists and revenue should be recognized when we transfer control of our products to the customer, generally when title passes upon shipment. Additionally, based on our history of immaterial returns from international customers, we have historically estimated no reserve for returns. Beginning in early 2017 and continuing through 2025, we expanded operations and established legal entities outside the United States, permitting us to sell under an agency model direct to local hospitals internationally. The products are generally consigned to our independent sales agencies, and revenue is recognized when the products are used by or shipped to the hospital for surgeries on a case by case basis. On rare occasions, hospitals purchase products for their own inventory, and revenue is recognized when title passes upon shipment. Cash, Cash Equivalents and Short Term Investments We maintain cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, we have not experienced any loss in such accounts. We consider all highly liquid investments with original maturity of three months or less at inception to be cash equivalents. The carrying amounts reported in the balance sheets for cash are valued at cost, which approximates fair value. The Company invests in available-for-sale short term investments. The Company has the ability, if necessary, to liquidate without penalty any of its short term investments to meet its liquidity needs in the next twelve months. As such, those investments with contractual maturities greater than one year from the date of purchase are classified as short-term on the accompanying consolidated balance sheets. The Company includes unrealized gains or losses, as a component of other comprehensive income in stockholders' equity. If the adjustment to fair value reflects a decline in the value of the investment, the Company evaluates whether any impairment is a result of a credit loss or other factors. This evaluation includes, but is not limited to, significant quantitative and qualitative assessments and estimates regarding credit ratings, significance of a security's loss position, adverse conditions specifically related to the security, and the payment structure of the security. There were no such losses recognized in the accompanying consolidated statements of operations. Additionally, the Company recognizes any previously unrealized gain or loss at the time the Company liquidates any of its investments based on the value at the time of liquidation. In 2025, 2024, and 2023, the Company recognized gains of $32, $119, and $1,437, respectively, that were previously unrealized. 99

Restricted Cash

In conjunction with the sale of Vilex, $1,250 was placed into a separate escrow account. This cash is reported as restricted cash on the December 31, 2025 and 2024 consolidated balance sheets. These funds were to remain restricted until August 31, 2021 at which time, they were to be released to the Company subject to no claims related to the purchase; however, due to the pending IMED Surgical litigation, the cash remains reported as restricted until the conclusion of the legal matter. See Note 17 - Commitments and Contingencies for further detail. The Company also maintains restricted cash of EUR 625 at its Netherlands entity for potential Italian tenders.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms, generally requiring payment within 30 days from the invoice date in the United States and within 90 days internationally. Account balances with invoices over 30 or 90 days past due for domestic and international accounts, respectively, are considered delinquent. For O&P clinic goods and services, accounts receivables are adjusted for unapplied cash and estimated allowances for implicit price concessions (like disallowed revenue and patient non-payments). These allowances are based on historical collection experience for different primary payor class groups (Medicare and non-Medicare). Management uses historical data to estimate collections by aging category and adjusts these estimates as needed based on trends and new information. No interest is charged on past due accounts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the customer's account as an unapplied credit.

The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected, determined principally on the basis of historical experience, management's assessment of the collectability of specific customer accounts and the aging of the accounts receivable. All accounts or portions thereof deemed to be uncollectible or to require an excessive collection cost are written off against the established reserve.

The following table summarizes activity in our reserves recorded against accounts receivable:

	December 31,		
	2025	2024	2023
Balance at beginning of year	$ 1,145	$ 1,373	$ 1,056
Adjustments charged to expense	278	101	499
Write-offs & other adjustments	(202)	(1,132)	(182)
Carrying amount as a result of acquisitions	280	803	—
Balance at end of year	$ 1,501	$ 1,145	$ 1,373

Inventories, net

Our global inventory, which primarily consists of implants and instruments held in our warehouses, with third-party independent sales agencies or distributors, or consigned directly with hospitals, are considered finished goods and are purchased from third parties. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in-first-out method.

The implant and bracing inventory is classified as a current asset because it is expected to be sold, consumed, or converted into cash within a year or within the normal operating cycle of the business. We adjust inventory values to reflect usage patterns and life cycle. We continuously monitor our global inventory for excess or obsolete items in relation to estimated forecasted product demand and the product life cycle. A significant decrease in demand could result in an increase in the amount of excess inventory on hand, which could lead to additional charges for excess and obsolete inventory. As of December 31, 2025 and 2024, our excess and obsolete inventory reserve was $7.7 million and $9.6 million, respectively.

Charges for excess and obsolete inventory are included in cost of revenue and were insignificant for the year ended December 31, 2025, and $914 and $995 for the years ended December 31, 2024 and 2023, respectively. We also incurred an additional charge during 2024 of $1,756 for excess and obsolete inventory in connection with our 2024 Restructuring Plan that is included within restructuring expense in the consolidated statement of operations. See Note 4 - Restructuring for additional information.

OP - Annual Report 2025 | 103

104 | OP - Annual Report 2025 Property and Equipment, net Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets. When assets are retired or otherwise disposed of, costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. Maintenance and repairs that prolong or extend the useful life are capitalized, whereas standard maintenance, replacements, and repair costs are expensed as incurred. Instruments are hand-held devices, specifically designed for use with our implants and are used by surgeons during surgery. Instruments deployed in the field are carried at cost less accumulated depreciation and are recorded in property and equipment, net on the consolidated balance sheets. Sample inventory consists of our implants and instruments, and is maintained to market and promote our products. Sample inventory is carried at cost less accumulated depreciation. Depreciable lives are generally as follows: Building and building improvements 25 to 30 years Furniture and fixtures 5 to 7 years Computer equipment 3 to 5 years Business software 3 years Office and other equipment 5 to 7 years Instruments 5 years Sample inventory 2 years Amortizable Intangible Assets, net Amortizable intangible assets primarily relate to customer relationships, capitalized software, patents and licenses, and non-competition agreements related to our acquisitions. Amortization is calculated on a straight-line basis over the estimated useful life of the asset. Amortization for patents and licenses commences at the time of patent approval, and for licenses upon market launch, respectively. Amortization for assets acquired commences upon acquisition. Intangible assets are amortized over a 3 to 20 year period. Amortizable intangible assets are assessed for impairment upon triggering events that indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the associated asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the intangible assets. Due to management's decision to exit its Telos regulatory consulting business in 2025, it was determined to fully write-off any remaining customer relationship intangible asset. We recorded an impairment charge of $0.4 million for the year ended December 31, 2025 within intangible asset impairment expense in the consolidated statement of operations. No impairment charges for amortizable intangible assets were recorded in 2024 or 2023. Goodwill and Other Intangible Assets Our goodwill represents the excess of the cost over the fair value of net assets acquired. The determination of the value of goodwill and intangible assets arising from acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is assessed for impairment using fair value measurement techniques on an annual basis or more frequently if facts and circumstances warrant such a review. Goodwill is tested at the reporting unit level as defined in the Glossary to ASC 350. Per this definition, a reporting unit is an operating segment or one level below an operating segment. The Company has determined the reporting units to be surgical implants and the bracing reporting units established with the acquisition of MD Ortho, Boston O&P and O&P clinics. The goodwill is considered to be impaired if we determine that the carrying value of either of our reporting units exceeds its respective fair value. Management made the decision to exit its Telos regulatory consulting business, in the third quarter of 2025, resulting in a write-off of its entire goodwill balance. This goodwill impairment charge was recorded within restructuring expense in the consolidated statement of operations. 101

OP - Annual Report 2025 | 105  The Company tests goodwill for impairment annually in the fourth quarter by either performing a qualitative evaluation or a quantitative test. The quantitative assessment for goodwill requires us to estimate the fair value of our two reporting units using either an income or market approach or a combination thereof. The goodwill is considered to be impaired if we determine that the carrying value of either of our reporting units exceeds its respective fair value. In 2025, we performed a quantitative analysis of our two reporting units. Fair value was determined using a combination of the income approach (discounted cash flows) and the market approach, which are weighted based on the relevance and availability of observable inputs for each reporting units. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions appropriate to the Company's reporting unit. The discounted cash flow model uses projections based on management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, costs and estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, weighted average cost of capital and changes in future working capital requirements. The market approach considered valuation multiples of comparable publicly traded companies and recent market transactions. For all reporting units tested as part of our annual assessment, the estimated fair value exceeded the carrying value, and no impairment was recorded. We have indefinite-lived trademark assets that are reviewed for impairment by performing a quantitative analysis, which occurs annually in the third quarter, utilizing balances as of August 1, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net discounted cash flows expected to be generated by the associated asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. The calculation of the fair value of the trademark assets involves Level 3 fair value measurements. To estimate the fair value of the trademark asset and associated impairment, we utilized the relief-from-royalty method, which is a form of the income approach. This approach requires us to make significant estimates and assumptions including preparation of forecasted revenue, selection of a royalty rate and discount rate and estimate of the terminal year revenue growth rate. During 2025, 2024, and 2023, the Company completed a quantitative analysis whereby we determined the fair value of the ApiFix trademark asset to be below the carrying value. The primary reason for the impairment is the lower forecasted revenue of our ApiFix product than previously expected. Additional partial impairment charges were recorded in 2025 related to our MedTech and Orthex trademark assets, due to lower forecasted revenues, and a full impairment of the Telos tradename was recorded in connection with our decision to exit this business in 2025. We recorded impairment charges of $4,228, $1,836, and $985 for the years ended December 31, 2025, 2024, and 2023, respectively, to reduce the carrying amount of the intangible assets to their estimated fair values. Investments in Privately Held Companies The Company determines whether its investments in privately held companies are debt or equity based on their characteristics. The Company also evaluates the investee to determine if the entity is a variable interest entity (“VIE”) and, if so, whether the Company is the primary beneficiary of the VIE, in order to determine whether consolidation of the VIE is required. If consolidation is not required and the Company does not have voting control of the entity, the investment is evaluated to determine if the equity method of accounting should be applied. The equity method applies to investments in common stock or in substance common stock where the Company exercises significant influence over the investee. Investments in privately held companies determined to be equity securities are accounted for as non-marketable securities. The Company adjusts the carrying value of its non-marketable equity securities for changes from observable transactions for identical or similar investments of the same issuer, less impairment. All gains and losses on non-marketable equity securities, realized and unrealized, are recognized as a component of other expenses (income) in the consolidated statements of operations. Investments in privately held companies determined to be debt securities are accounted for as available-for-sale or held-to-maturity securities unless the fair value option is elected. The Company has investments of $3,629, and 102

106 | OP - Annual Report 2025 $2,180 as of December 31, 2025 and 2024, respectively, which are recorded within other non-current assets on its consolidated balance sheet. Acquisition Payable and Contingent Consideration Upon the completion of an acquisition the Company may record an acquisition installment payable, contingent consideration or both. Both are recorded at their fair values as determined by management with the assistance of an independent valuation specialist at the original issuance date and are adjusted on a recurring basis. Accretion of interest expense attributable to the acquisition installment payable are recorded as a component of interest expense (income), net. Changes in the fair value of the contingent consideration are included in fair value adjustments of contingent consideration. Both are included as a component of other expenses (income) on the consolidated statements of operations. The amount of expense recorded was $89, $661 and $1,372 for the years ended December 31, 2025, 2024 and 2023, respectively, related to the accretion of the acquisition installment payable. Adjustments in the fair value of the contingent consideration payment were recognized as income of $0, $0 and $2,980 for the years ended December 31, 2025, 2024 and 2023, respectively. Following the fourth year anniversary of our acquisition of ApiFix in April 2024, the sales performance period associated with our ApiFix system sales milestone ended, and no additional amounts were owed to the sellers. Shipping and Handling Costs Shipping and handling costs that are billed to the customer are included in net revenue and were $1,537, $1,385 and $1,244, for the years ended December 31, 2025, 2024 and 2023, respectively. Shipping and handling costs that are not billed to the customer are included in sales and marketing expenses and were $7,519, $6,827 and $5,655, for the years ended December 31, 2025, 2024 and 2023, respectively. Cost of Revenue Cost of revenue consists primarily of products purchased from third-party suppliers, excess and obsolete inventory adjustments, inbound freight, royalties, material, labor and overhead related to the manufacturing of our braces. Our implants and instruments are manufactured to our specifications by third-party suppliers who meet our manufacturer qualifications standards. We purchase the raw materials to make our specialized bracing products in our facilities in Wayland, IA, Edenbridge, UK, and Boston, MA. Our manufacturing sites as well as our third-party manufacturers are required to meet Food and Drug Administration (the “FDA”), International Organization for Standardization and other country-specific quality standards. The majority of our implants, instruments, and braces are produced in the United States. Sales and Marketing Expenses Sales and marketing expenses primarily consist of commissions to our domestic and select international independent sales agencies and consignment distributors, as well as compensation, commissions, benefits and other related costs, including stock-based compensation, for personnel we employ. Commissions and bonuses are generally based on a percentage of sales. Our international independent stocking distributors purchase instrument sets and replenishment stock for resale, and we do not pay commissions or any other sales related costs for international sales to distributors. Advertising Costs Advertising costs consist primarily of print advertising, trade shows, and other related expenses. Advertising costs are expensed as incurred and are recorded as a component of sales and marketing expense. Advertising costs were $3,427, $2,395 and $2,409 for the years ended December 31, 2025, 2024 and 2023, respectively. Research and Development Costs Research and development costs are expensed as incurred. Our research and development expenses primarily consist of costs associated with engineering, product development, consulting services, outside prototyping services, outside research activities, materials, development and protection of our intellectual property portfolio, as well as other costs associated with development of our products. Research and development costs also include related personnel and consultants’ compensation expense, including stock-based compensation. 103

OP - Annual Report 2025 | 107  Stock-Based Compensation Prior to our IPO, we maintained an Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) that provides for grants of options and restricted stock to employees, directors and associated third-party representatives of our company as determined by the Board of Directors. The 2007 Plan had authorized 1,585,000 shares for award. Immediately prior to our IPO, we adopted our 2017 Incentive Award Plan (the “2017 Plan”) which replaced the 2007 Plan. The 2017 Plan provides for grants of options and restricted stock to officers, employees, consultants or directors of our Company. The 2017 Plan has authorized 1,832,460 shares for award. In 2024 we adopted the 2024 Incentive Award Plan (the "2024 Plan") which replaced the 2017 Plan. The 2024 Plan provides for grants of options and restricted stock to officers, employees, consultants or directors of the Company. The 2024 Plan has authorized 1,629,000 shares for award. As of December 31, 2025, the 2024 Plan had 526,707 shares available for issuance. Options holders, upon vesting, may purchase common stock at the exercise price, which is the estimated fair value of our common stock on the date of grant. Option grants generally vest immediately or over a three-year period. No stock options were granted in any of the periods presented. Restricted stock may not be transferred prior to the expiration of the restricted period. The restricted stock that has been granted under the 2017 Plan typically vests at the end of a three-year period. Remaining grants under the 2017 Plan will vest by February 2027. Generally under the 2024 Plan, restricted stock vests at the end of a three-year period. We have elected to recognize the reversal of stock compensation expense when a restricted stock forfeiture occurs as opposed to estimating future forfeitures. We record the fair value of restricted stock at the grant date. Stock-based compensation is recognized ratably over the requisite service period, which is generally the restriction period for restricted stock. Comprehensive Loss Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes foreign currency translation adjustments and unrealized gains (losses) on marketable securities. Income Taxes We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance. We record uncertain tax positions on the bases of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (2) for those tax positions that do not meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. 104

108 | OP - Annual Report 2025 Litigation and Contingencies Accruals for litigation and contingencies are reflected in the consolidated financial statements based on management’s assessment, including advice of legal counsel, of the expected outcome of litigation or other dispute resolution proceedings and/or the expected resolution of contingencies. Liabilities for estimated losses are accrued if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated. Significant judgment is required in both the determination of probability of loss and the determination as to whether the amount is reasonably estimable. Accruals are based only on information available at the time of the assessment due to the uncertain nature of such matters. As additional information becomes available, management reassesses potential liabilities related to pending claims and litigation and may revise its previous estimates, which could materially affect the Company’s results of operations in a given period. Debt Issuance Costs Debt issuance costs are deferred and presented as a reduction to long-term debt. Debt issuance costs are amortized using the effective interest rate method over the term of the loan. Amortization of deferred debt issuance costs are included within interest expense (income), net in the consolidated statements of operations. Leases At the inception of a contractual arrangement, the Company determines whether the contract is or contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company calculates the associated lease liability and corresponding right-of-use asset upon lease commencement using a discount rate based on a borrowing rate commensurate with the term of the lease. The Company has elected not to recognize leases with an original term of one year or less on the balance sheet. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease. Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. To estimate its incremental borrowing rate, the Company considers its current interest rate on its secured Term Loan, adjusted as necessary based on the lease term and the Company’s credit spread. The Company records lease liabilities within current liabilities or long-term liabilities based upon the length of time associated with the lease payments. The Company records its operating lease right-of-use assets within other non-current assets. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets. Recent Accounting Pronouncements In October 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-06 "Disclosure Improvements - Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative." This amendment modifies the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. For entities subject to the SEC's existing disclosure requirements and entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K 105

OP - Annual Report 2025 | 109  becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. Amendments in this ASU should be applied prospectively. The Company continues to analyze this ASU. The update is specific to disclosures and, therefore, is not expected to have a material impact to the consolidated financial statements. In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09), which enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Income taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for public business entities for fiscal years beginning on or after December 15, 2024 with early adoption permitted. The amendments in ASU 2023-09 were adopted by the Company on a prospective basis. There was no material impact to the Company's financial statements as a result of adopting ASU 2023-09. In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses" which requires disaggregated disclosure of income statement expenses into specified categories in disclosures within the footnotes to the financial statements. The standard is effective for annual periods beginning after December 15, 2026. We are currently evaluating the effect of this ASU on our consolidated financial statements and disclosures. NOTE 3 – BUSINESS COMBINATIONS AND ASSET ACQUISITIONS Boston Brace International, Inc. On January 5, 2024, the Company purchased all of the issued and outstanding share capital of Boston Brace International, Inc., a Massachusetts corporation ("Boston O&P"). Boston O&P has developed and manufactures pediatric orthotic and prosthetic devices, including non-surgical scoliosis treatment options, and provides related clinical services. Under the terms of the stock purchase agreement, the Company paid to the shareholders of Boston O&P consideration of $21,535 in cash and $233 in common stock, after adjusting for closing net working capital, transaction expenses, and funded indebtedness. Additionally, certain employees and executives of Boston O&P also received awards of restricted stock of the Company which will vest in three years subject to continuous service. The Restricted Stock Award Agreements were to approximately 170 individuals for an aggregate of approximately 83,000 shares representing approximately $2,500 (based on a share price of $30.12, which was the average closing price during the four-month period ending on January 4, 2024) and were granted pursuant to the 2017 Plan. The restricted stock is not considered part of the purchase consideration. The following table summarizes the total consideration paid for Boston O&P and the allocation of purchase price to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date: 106

110 | OP - Annual Report 2025 Fair value of estimated total acquisition consideration $ 21,737 Assets: Cash 1,310 Accounts receivable - trade 2,749 Inventories 1,075 Prepaid expenses and other current assets 447 Property and equipment 6,259 Amortizable intangible assets 2,963 Other intangible assets 3,610 Other non-current assets 2,987 Total assets 21,400 Liabilities: Accounts payable-trade 581 Other current liabilities 2,064 Long-term debt, including current portion 1,157 Deferred tax liability 2,617 Other non-current liabilities 1,803 Total liabilities 8,222 Less: total net assets 13,178 Goodwill $ 8,559 The fair value of identifiable intangible assets and certain long-lived assets were based on valuations using a combination of the income and cost approach, inputs which would be considered Level 3 under the fair value hierarchy. The estimated fair value and useful life of identifiable intangible assets are as follows: Amount Remaining Economic Useful Life Trademarks / Names $ 3,610 Indefinite Customer Relationships & Other 2,963 12 years $ 6,573 The following table represents the unaudited pro forma net revenue and net loss assuming the acquisition of Boston O&P occurred on January 1, 2023. Year Ended December 31, 2024 2023 Net revenue $ 205,158 $ 176,154 Net loss $ (37,849) $ (20,510) In 2024, Boston O&P purchased all the issued and outstanding share capital or acquired the assets of multiple domestic orthotic and prosthetic device clinics. Total consideration for all O&P clinics acquired during 2024 was approximately $4,818 in total consideration, which comprised of cash of $3,388 and promissory notes in the original principal amount of $1,430 payable in installments with an interest rate of 5.0% per annum. We allocated $680 to customer relationship intangible assets and $3,367 to goodwill, and the rest to net working capital and other assets acquired and liabilities assumed. In 2025, Boston O&P purchased all the issued and outstanding membership interest or acquired the assets of multiple orthotic and prosthetic device clinics. Total consideration for all O&P clinics acquired was approximately $9,042, which comprised of cash of $6,796 and promissory notes in the original principal amount of $2,475, with a weighted average interest rate of 4.9% per annum. The sellers may also be entitled to an earnout of up to $1,475, if gross revenues exceed a threshold in the first year after closing. The sellers promissory notes may also be subject to adjustments if gross revenue targets are not achieved in the first year after the applicable closing. We 107

OP - Annual Report 2025 | 111  allocated $2,268 to customer relationship intangible assets and $5,680 to goodwill, and the rest to net working capital and other assets acquired and liabilities assumed. The allocation of the purchase price is considered preliminary. OP EU B.V. In July 2025, OP EU B.V., a wholly-owned Netherlands based subsidiary of the Company, purchased all of the issued and outstanding share capital of orthotic and prosthetic device clinics located in Ireland. Total consideration was approximately EUR 1,473 which comprised of cash of EUR 1,200 and a promissory note in the original principal amount of EUR 390, with an interest rate of 4.0% per annum. The sellers promissory note may be subject to adjustments if net sales targets are not achieved. We allocated EUR 390 to customer relationship intangible assets and EUR 1,101 to goodwill, and the rest to net working capital and other assets acquired and liabilities assumed. The allocation of the purchase price is considered preliminary. OrthoPediatrics EU Limited In August 2025, OrthoPediatrics EU Limited, a wholly-owned UK based subsidiary of the Company, purchased all of the issued and outstanding share capital of a designer and manufacturer of clubfoot bracing located in the UK. Total consideration was approximately GBP 3,537, which was comprised of cash of GBP 2,506 and promissory notes in the original principal amount of GBP 1,100, with an interest rate of 5.0% per annum. We allocated GBP 695 to customer relationship intangible assets, GBP 766 to goodwill and the rest to net working capital and other assets acquired and liabilities assumed. The allocation of the purchase price is considered preliminary. Orthopediatrics do Brasil Ltda. On November 25, 2025, Orthopediatrics do Brasil Ltda., a wholly-owned Brazil based subsidiary of the Company, purchased all of the issued and outstanding share capital of a local distributor. Total consideration was approximately BRL $41,552 which is comprised of BRL $23,128 of upfront cash, 14,594 shares of the Company's common stock representing approximately BRL $1,329, and approximately BRL $24,023 in anniversary payments, or approximately BRL $17,043 after giving effect to the time value of money. The total consideration transferred, as calculated after discounting future payments to present value, is preliminary and subject to certain limitations and customary adjustments. The Company is obligated to make anniversary payments of: (i) BRL $2,762 on the first anniversary of the closing date, and (ii) BRL $5,315 on each of the subsequent four anniversaries of the closing date. All anniversary payments are to be made in a combination of cash and shares of our common stock. As of December 31, 2025, we recorded a current portion of these future anniversary payments of USD $442 within current portion of acquisition installment payable, and USD $2,668 within acquisition installment payable, net of current portion on our consolidated balance sheet. We allocated BRL $5,550 to customer relationship intangible assets, BRL $1,440 to non-compete agreements, BRL $6,312 to goodwill, and the rest to net working capital and other assets acquired and liabilities assumed, including inventories of BRL $30,530. The allocation of the purchase price is considered preliminary. Rhino Pediatric Orthopedic Designs, Inc. On July 1, 2023, the Company completed an acquisition of assets, including inventory and certain intangible assets, of Rhino Pediatric Orthopedic Designs, Inc. ("Rhino"). Rhino's product portfolio included several pediatric orthopedic products in the bracing and soft goods space, including the CruiserTM, KickerTM, and Rhino StomperTM. The Company paid $1,024 in total consideration for the assets which was comprised of $546 of cash, including $46 of transactions costs, and 11,133 shares of the Company’s common stock, par value $0.00025 per share, representing approximately $478 (based on closing price of $42.91 on July 1, 2023). Medtech Concepts LLC On May 1, 2023, the Company purchased all of the issued and outstanding membership interest of Medtech Concepts LLC, a Delaware limited liability company (“MedTech”). MedTech has developed an early-stage, pre- commercial enabling technology platform designed to increase efficiency in the perioperative environment. The solution combines hardware, software, and data analytics to help streamline operative care and support better decision making in the operating room. In the future, the Company believes this enabling technology platform will provide valuable intraoperative resources for surgeons that will improve decision making, drive operating room 108 efficiency, and ultimately improve healthcare for children. The Company also expects that the acquisition will further support future market share gains for its implant systems, similar to what the Company has experienced with the FIREFLY® Technology and the 7D Surgical FLASH™ Navigation platform. No revenue was recorded from this platform in 2023, 2024 or 2025.

The sellers of MedTech are being paid a purchase price of approximately $15,274 in the following manner: (i) cash in the aggregate amount of $3,000 was paid on May 1, 2023, the transaction closing date (the "Closing Date"); (ii) 43,751 unregistered shares of the Company's common stock, par value $0.00025 per share, representing approximately $2,274 (based on a closing share price of $51.98 on May 1, 2023), were issued on the Closing Date; and (iii) an aggregate of $2,500 payable 50% in cash and 50% in shares of unregistered common stock, will be paid on each of the first four anniversaries of the Closing Date, all subject to the conditions set forth in the Membership Interest Purchase Agreement (as amended, the "Purchase Agreement") relating to the transaction.

The Company concluded that the business acquired did not comprise an integrated set of activities that meet the definition of a business and therefore did not result in the acquisition of a business. Instead, the Company accounted for the transaction as an asset acquisition for accounting purposes.

Under the Purchase Agreement, a number of future payments in the form of common stock are contingent on continued service through each applicable payment anniversary date. As such, these amounts have been excluded from measuring the cost of the acquisition. The result is $4,500 of stock compensation which will be recognized on a straight-line basis over the four-year service period. Future cash payments and stock issuances that are not contingent on continuous service are included in the calculation of consideration. The total consideration is $10,043 after discounting the future guaranteed fixed payments to their present value. Additionally, since this was treated as an asset acquisition, the Company included $97 of transaction costs in the total consideration. The table below reconciles the payments and issuances to total consideration transferred after discounting the future payments to present value.

	Consideration		Present Value	
Cash consideration	$	3,000	$	3,000
Issuance of common stock		2,274		2,274
Anniversary payments		5,500		4,672
Transaction costs		97		97
Total consideration transferred	$	10,871	$	10,043

As result of this asset acquisition, the Company recorded a trademark asset in the amount of $520 with an indefinite useful life and an intellectual property asset relating to software acquired of $9,523 which is being amortized over a useful life of ten years.

During the year ended December 31, 2024, the Company paid the first anniversary payment consisting of $1,250 in cash and issued 4,288 of the Company's common stock approximating $133 which reduced the amount of the acquisition installment payable on our consolidated balance sheet. The present value of the remaining acquisition installment payable is $3,799 as of December 31, 2024, of which $1,347 is recorded as a current liability. In addition, we issued 38,594 shares of our common stock to one individual on the first anniversary date in exchange for their continued service through the vesting date which had been accounted for as stock-based compensation expense in the post-combination consolidated financial statements.

Kevin Unger, a member of the Company's Board of Directors (the "Board") through April 28, 2023, was one of the sellers in the transaction. As a result, the Board formed a special committee comprised of independent and disinterested directors (the "Special Committee") with the exclusive authority to review, evaluate, and negotiate, or reject, the potential MedTech acquisition. The Purchase Agreement and the transactions contemplated thereby were approved by both the Special Committee and the full Board (with Mr. Unger abstaining).

On May 9, 2025, as part of the Company's ongoing efforts to preserve cash, we amended the Purchase Agreement (the "Amendment") such that the fixed cash portion of all three remaining anniversary payments (with an aggregate gross value of $3,750) will now be settled through the issuance of unregistered shares of our common stock. The future equity issuances to one of the sellers (with an aggregate value of $2,250) is contingent upon their continuous service through the applicable third and fourth anniversary dates. The number of shares

112 | OP - Annual Report 2025

that is contingently issuable at the third and fourth anniversary dates is based on the volume-weighted average price over the thirty trading days ending on the second business day prior to the applicable anniversary date. As the monetary amount is fixed and known as of the date of the Amendment, the share-settled liability is being recorded on a straight-line basis over the service period as additional stock-based compensation expense.

During the year ended December 31, 2025, the Company paid the second anniversary payment by issuing 10,830 unregistered shares of our common stock approximating $226 to one of the sellers, which reduced the amount of the acquisition installment payable on our consolidated balance sheet. In addition, we issued 97,467 unregistered shares of our common stock, approximately $1,250 in value, of which 50% had previously been recognized as stock-based compensation expense in the post-combination consolidated financial statements, and the other 50% had been recorded within the acquisition installment payable on the consolidated balance sheet. We also recorded a capital contribution for $2,026 upon execution of the Amendment, which represented the present value of the fixed cash payments that would be paid at the third and fourth anniversary dates, and derecognized the related acquisition installment payable which had previously been recorded on our consolidated balance sheet. As of December 31, 2025, the Company has recorded a share-settled liability of $1,982 related to the Amendment, of which $1,752 is recorded as a current liability.

NOTE 4 - RESTRUCTURING

In the fourth quarter of 2024, we initiated a global restructuring plan (the "2024 Restructuring Plan"). The 2024 Restructuring Plan aims to improve operational efficiency, exit our physical site in Israel, and reduce costs by integrating the ApiFix product into the broader OP Scoliosis portfolio, and effect additional staff reduction across all of OrthoPediatrics Corp. In 2025, the Company made the decision to restructure Telos by dissolving the local operation and continuing staff reductions across the Company. In 2024, we recognized expenses of $3,653 related to reducing the ApiFix portfolio inventory, reserving for excess inventory, and employee termination benefits. In 2025, we recognized expenses of $5,601 related to the restructuring of Telos and continuing staff reductions as part of the 2024 Restructuring Plan, which includes $1,431 of non-cash stock-based compensation expense.

The Company's restructuring expenses are comprised of the following:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Severance and employee costs	$ 3,490	$ 1,196
Goodwill write-off	1,874	1,771
Other exit costs	237	686
	$ 5,601	$ 3,653

The following table summarizes the changes in our accrued restructuring balance, which is included in either accrued expenses and other current liabilities or other long-term liabilities in the accompanying consolidated balance sheets. Such costs are all expected to be paid by December 31, 2027.

	Accrued Restructuring Balance
Balance at December 31, 2023	$ —
Restructuring charges	1,306
Payments	(234)
Balance at December 31, 2024	$ 1,072
Restructuring charges	$ 1,605
Payments	(1,869)
Balance at December 31, 2025	$ 808

OP - Annual Report 2025 | 113

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill were as follows:

		Total
Goodwill at January 1, 2025	$	93,844
Clinic and other acquisitions		9,156
Boston O&P measurement period adjustment		233
Goodwill impairment		(1,874)
Foreign currency translation impact		7,910
Goodwill at December 31, 2025	$	109,269

Management made the decision to exit its regulatory consulting business, performed by Telos in the third quarter of 2025, resulting in a write-off of its entire goodwill balance. This goodwill impairment charge was recorded within restructuring expenses in the consolidated statements of operations.

Intangible Assets

As of December 31, 2025, the balances of amortizable intangible assets were as follows:

	Weighted-Average Amortization Period		Gross Intangible Assets		Accumulated Amortization		Net Intangible Assets
Patents	9.3 years	$	49,939	$	(18,854)	$	31,085
Intellectual Property and Capitalized Software	7.1 years		16,056		(5,642)		10,414
Customer Relationships & Other	9.7 years		26,278		(6,107)		20,171
License agreements	2.5 years		10,453		(7,321)		3,132
Total amortizable assets		$	102,726	$	(37,924)	$	64,802

As of December 31, 2024, the balances of amortizable intangible assets were as follows:

	Weighted-Average Amortization Period		Gross Intangible Assets		Accumulated Amortization		Net Intangible Assets
Patents	10.2 years	$	45,064	$	(13,984)	$	31,080
Intellectual Property and Capitalized Software	8.2 years		16,027		(4,065)		11,962
Customer Relationships & Other	11.5 years		21,850		(4,783)		17,067
License agreements	2.7 years		10,710		(6,392)		4,318
Total amortizable assets		$	93,651	$	(29,224)	$	64,427

We recorded a full impairment of our Telos customer relationship intangible asset of $410, which is recorded within intangible asset impairment expense in the consolidated statements of operations. Amortization expense was $8,165, $7,812 and $7,149 for the years ended December 31, 2025, 2024 and 2023, respectively. Future amortization expenses are expected as follows:

Year Ending December 31:		
2026	$	8,582
2027		7,995
2028		7,164
2029		6,938
2030		6,758
Thereafter		27,365
Total	$	64,802

Licenses are tied to product launches and do not begin amortizing until the product is launched to the market. Anticipated market launches are expected to occur through 2026 for products for which we previously obtained licensing rights.

114 | OP - Annual Report 2025

Trademarks are recorded as indefinite-lived intangible assets in the amounts of $12,909 and $16,752 as of December 31, 2025 and 2024, respectively. In 2022, we acquired trademarks associated with MD Ortho and Pega Medical for approximately $2,410 and $3,878, respectively. In 2023, we acquired trademarks associated with MedTech and Rhino for approximately $520 and $140, respectively. In 2024, we acquired trademarks associated with Boston O&P for approximately $3,610. Trademarks are recorded in other intangible assets on the consolidated balance sheets.

During 2025, 2024, and 2023, we completed a quantitative analysis whereby we determined the fair value of certain of our trademark assets was below the carrying value. We recorded impairment charges of $4,228, $1,836 and $985 for the years ended December 31, 2025, 2024 and 2023, respectively, to reduce the carrying amount of the intangible asset to its estimated fair value.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures certain financial assets and liabilities at fair value. The accounting standards related to fair value measurements define fair value and provide a consistent framework for measuring fair value under the authoritative literature.

The following tables summarize the assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, respectively.

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Financial Assets				
Short-term Investments				
Corporate Bonds	$ —	$ 17,852	$ —	$ 17,852
Treasury Bonds	$ 16,956	$ —	$ —	$ 16,956
Asset-Backed Securities	$ —	$ 6,058	$ —	$ 6,058
Exchange Trade Mutual Funds	$ 429	$ —	$ —	$ 429

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial Assets				
Short term Investments				
Corporate Bonds	$ 10,598	$ —	$ —	$ 10,598
Treasury Bonds	$ 9,274	$ —	$ —	$ 9,274
Asset-Backed Securities	$ 4,889	$ —	$ —	$ 4,889
Exchange Trade Mutual Funds	$ 252	$ —	$ —	$ 252

The Company's level 1 assets consist of short-term, liquid investments with original maturity of three months or less at inception and other short term investments which are comprised of exchange traded mutual funds and marketable securities with a maturity date greater than 3 months.

The Company's level 2 assets pertain to corporate bonds and asset-backed securities. These securities are predominately priced by third parties, either by a pricing vendor or dealer with significant inputs observable in active markets.

The Company's Level 3 instruments consist of contingent consideration. The fair value of the contingent consideration liability assumed in business combinations is recorded as part of the purchase price consideration of the acquisition and is determined using a discounted cash flow model or probability simulation model. The significant inputs of such models are not always observable in the market, such as forecasted annual revenues, expected volatility and discount rates. The adjustments in the fair value of the contingent consideration payments resulted in income of $0, $0 and $2,980 for the years ended December 31, 2025, 2024 and 2023, respectively. There was no contingent consideration recorded on the consolidated balance sheet as of December 31, 2025 and 2024.

OP - Annual Report 2025 | 115

116 | OP - Annual Report 2025 NOTE 7 - PROPERTY AND EQUIPMENT, NET Property and equipment, net consisted of the following: December 31, 2025 2024 Land $ 2,350 $ 2,350 Building and building improvements 11,168 11,318 Computer equipment and software 6,458 5,029 Office and other equipment 7,056 6,377 Instruments 68,698 60,878 Sample inventory 3,419 3,419 Construction in progress 8,271 7,342 107,420 96,713 Less: accumulated depreciation (57,865) (46,117) Total property and equipment, net $ 49,555 $ 50,596 Depreciation expense is primarily included in general and administrative expenses and was $12,022, $10,948 and $10,236 for the years ended December 31, 2025, 2024 and 2023, respectively. NOTE 8 – ACCRUED COMPENSATION AND BENEFITS Accrued compensation and benefits consisted of the following: December 31, 2025 2024 Accrued compensation and related costs $ 5,281 $ 6,368 Accrued commissions 8,412 7,520 Total accrued compensation and benefits $ 13,693 $ 13,888 NOTE 9 - DEBT AND CREDIT ARRANGEMENTS Long-term debt consisted of the following: December 31, 2025 2024 Term loan and final payment $ 51,000 $ 25,500 Convertible note 50,000 50,000 Mortgage payable to affiliate 453 611 Acquisition promissory notes 4,557 1,372 Total debt 106,010 77,483 Less: debt discount and issuance costs 4,326 3,630 Less: current maturities 1,866 897 Long-term debt, net of current maturities $ 99,818 $ 72,956 Braidwell Term Loan On August 5, 2024, the Company and its wholly owned domestic subsidiaries, as borrowers (collectively, the “Credit Parties”), entered into that certain Credit Agreement and Guaranty (the “Term Loan Agreement”), by and among the Credit Parties, any additional borrowers from time to time party thereto, any guarantors from time to time party thereto, one or more funds managed by Braidwell LP (“Braidwell”), as lenders, the other lenders from time to time party thereto (together with Braidwell, the “Term Lenders”), and Wilmington Trust, National Association, as agent (the “Term Agent”). The Term Loan Agreement provides for (i) an initial term loan facility in the initial principal amount of $25,000, which was funded in its entirety on August 12, 2024 and (ii) a delayed draw term loan facility (the “DDTL”) in an aggregate principal amount not to exceed $25,000, which, subject to certain conditions set forth in the Term Loan Agreement, may be drawn until August 5, 2025. On June 27, 2025, the Company withdrew the delayed draw on the term loan in the amount of $25,000. 113

OP - Annual Report 2025 | 117  Loans borrowed pursuant to the Term Loan Agreement (the “Term Loans”) bear interest at a rate per annum equal to SOFR Interest Rate (as defined in the Term Loan Agreement and with a floor of 3.25%) plus 6.50%. The Company has the option to make a payment-in-kind interest payment equal to 1.00% per annum of the interest rate. The Term Loans do not amortize and will be interest-only until the August 5, 2029 maturity date, at which time all unpaid principal and accrued and unpaid interest, fees and expenses due under the Term Loan Agreement will become due and payable. The Company paid certain upfront fees and agency fees in connection with the Term Loan Agreement. The Company may pay all or a portion of the outstanding principal and accrued and unpaid interest under the Term Loan Agreement at any time upon prior notice to the Term Lenders subject to (i) a repayment fee schedule of, depending on when the repayment is made, 3.00% of the principal amount of any such repayment during the first 12 months of the Term Loan Agreement or applicable DDTL funding date, 2.00% of the principal amount of any such repayment during months 13 through 24 of the Term Loan Agreement or applicable DDTL funding date, 1.00% of the principal amount of any such repayment during months 25 through 36 of the Term Loan Agreement or applicable DDTL funding date, and —% thereafter and (ii) an exit fee equal to 2.00% of the principal amount of any such repayment ("Final Payment"). The Term Loan Agreement contains customary mandatory prepayment provisions. Once repaid or prepaid, the Term Loans may not be reborrowed. The Term Loan Agreement includes customary conditions to borrowing, representations and warranties and covenants, including affirmative covenants and negative covenants that restrict the Credit Parties’ and their subsidiaries’ ability to, among other things, incur indebtedness, grant liens, merge or consolidate, make investments, dispose of assets, make acquisitions, pay dividends or make distributions, repurchase stock and enter into certain transactions with affiliates, in each case subject to certain exceptions. The Term Loan Agreement also has financial covenants requiring the Credit Parties to (i) maintain at all times unrestricted cash held in US accounts subject to Lenders’ first priority lien equal to at least 25% of the aggregate principal amount of any outstanding Term Loans and (ii) maintain certain minimum net product sales over a trailing twelve-month period as set forth therein. The Term Loan Agreement also contains customary events of default, including among other things, the Credit Parties’ failure to make any principal or interest payments when due, the occurrence of certain bankruptcy or insolvency events, or the Credit Parties’ breach of the covenants under the Term Loan Agreement. Upon the occurrence of an event of default, the Term Lenders may, among other things, accelerate the Credit Parties’ obligations under the Term Loan Agreement. As security for their obligations under the Term Loan Agreement, the Credit Parties granted the Term Agent a continuing first priority security interest in substantially all of their assets (including intellectual property), subject to certain customary exceptions. Braidwell Convertible Note In addition to the Term Loans, on August 5, 2024, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Braidwell Transaction Holdings LLC – Series 10 (the “Purchaser”), whereby the Purchaser agreed to purchase $50,000 in aggregate principal amount of the Company’s 4.75% Convertible Senior Notes due February 15, 2030 (the “Convertible Notes”) for an aggregate purchase price of $49,500. The Convertible Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of August 12, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Convertible Notes represent the Company’s senior, unsecured obligations and are (i) equal in right of payment with the Company’s existing and future senior, unsecured indebtedness; (ii) senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated to the Convertible Notes; and (iii) effectively subordinated to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Convertible Notes accrue interest at a rate of 4.75% per annum, payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year, beginning on November 15, 2024. The Convertible Notes will mature on February 15, 2030, unless earlier repurchased, redeemed, or converted. Before November 15, 2029, noteholders will have the right to convert their Convertible Notes only upon the occurrence of certain events, including, but not limited to, the Company’s common stock trading above 130% of the conversion price for a 114

118 | OP - Annual Report 2025 specified period, the Convertible Notes per $1 in principal amount trading below 98% of the product of the trading price of the Company’s common stock and the conversion rate, and certain fundamental changes to corporate structure. From and after November 15, 2029, noteholders may convert their Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company’s election. The initial conversion rate is 24.4021 shares of common stock per $1 principal amount of Convertible Notes, which represents an initial conversion price of approximately $40.98 per share of common stock. The conversion rate and conversion price are subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time. The Convertible Notes are redeemable, in whole or in part, at the Company’s option at any time, and from time to time, on or after February 21, 2028 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if (i) the Convertible Notes are Freely Tradable (as defined in the Indenture) and any accrued and unpaid additional interest pursuant to the Convertible Notes has been paid as of the redemption date, and (ii) the last reported sale price per share of the Company’s common stock exceeds 140% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (2) the trading day immediately before the date the Company sends such notice. In addition, calling any Convertible Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Convertible Note, in which case the conversion rate applicable to the conversion of that Convertible Note will be increased in certain circumstances if it is converted after it is called for redemption. If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their Convertible Notes at a cash repurchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s common stock. The Convertible Notes have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Convertible Notes (which, in the case of a default in the payment of interest on the Convertible Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease, or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) a default by the Company in its obligation to convert a note in accordance with the Indenture upon the exercise of the conversion right with respect thereto, if not cured within two business days after its occurrence; (v) a default by the Company in its other obligations or agreements under the Indenture or the Convertible Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (vi) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least $25,000; (vii) the rendering of certain judgments against the Company or any of its significant subsidiaries for the payment of at least $25,000 where such judgments are not discharged or stayed within 60 days after the date on which the right to appeal has expired or on which all rights to appeal have been extinguished; and (viii) certain events of bankruptcy, insolvency, and reorganization involving the Company or any of the Company’s significant subsidiaries. If an Event of Default involving bankruptcy, insolvency, or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Convertible Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Convertible Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Convertible Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole 115

OP - Annual Report 2025 | 119  remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Convertible Notes for up to 180 days at a specified rate per annum not exceeding 0.50% on the principal amount of the Convertible Notes. The debt facilities replaced the $80,000 Credit, Security, and Guaranty Agreement with MidCap Funding IV Trust and MidCap Financial Trust and other parties named therein, dated December 29, 2023 (the "MidCap Credit Agreement"). There was approximately $10,000 outstanding under the MidCap Credit Agreement and it was terminated in connection with the Term Loan Agreement. MidCap Credit Agreement Borrowings under the MidCap Credit Agreement accrued interest at an annual rate equal to the greater of (a) One Month Term SOFR plus 6.50% or (b) 9.0% and interest on the Revolving Loan would have accrued at the greater of (a) One Month Term SOFR plus 4.0% or (b) 6.50% (the “Applicable Rate”). The Company paid MidCap an unused commitment fee in an amount equal to the per annum rate of 0.50% (computed on the basis of a year of 360 days and the actual number of days elapsed) times the daily unused portion of the revolving credit commitment. The unused commitment fee was payable quarterly in arrears. Borrowings under the MidCap Credit Agreement were made under a term loan (the "MidCap Term Loan") of $10,000 and a Revolving Loan of $50,000, payable, jointly and severally, by the Company and each of its subsidiaries party thereto. The MidCap Term Loan and Revolving Loan matured at the earlier of (i) December 1, 2028; (ii) the occurrence of any transaction or series of transactions pursuant to which any person or entity in the aggregate acquire(s) 35% or more of the voting capital stock of the Company; (iii) a change in the majority of the Company’s Board of Directors over a 12-month period; (iv) the Company ceases to own directly or indirectly, 100% of the capital stock of any of its subsidiaries (with the exception of any subsidiaries permitted to be dissolved, merged or otherwise disposed of by the MidCap Credit Agreement), or (v) the occurrence of a change in control, fundamental change, deemed liquidation event or terms of similar import under any document or instrument governing or relating to debt of or equity interests of the Company. No amounts were drawn under the Revolving Loan as of December 31, 2023 or at any time during 2024. Borrowings under the MidCap Credit Agreement were secured by a security interest in the Company’s and other Borrowers' assets. The MidCap Credit Agreement provided for customary events of default. If an event of default is not cured within the time periods specified (if any), the Lenders and Agent would have had the right to accelerate the Company’s payment of principal and interest in addition to other rights and remedies. The MidCap Credit Agreement included certain customary non-financial covenants, and also include certain financial covenants related to the Company achieving minimum revenue targets over a trailing twelve month period and maintaining minimum liquidity of $10,000. The MidCap Credit Agreement was amended on May 3, 2024 to clarify the inputs into the financial covenant calculations. As a result of the termination of the MidCap Credit Agreement, the Company recorded a loss on the extinguishment of debt in the amount of $3,230 on the consolidated statement of operations for the year ended December 31, 2024. Other Debt In connection with the purchase of our office and warehouse space in Warsaw, Indiana in August 2013, we entered into a mortgage note payable to Tawani Enterprises Inc., an affiliate of Squadron. Pursuant to the terms of the mortgage note, we pay Tawani Enterprises Inc. monthly principal and interest installments of $16 with interest compounded at 5% until maturity in 2028, at which time a final payment of remaining principal and interest is due. The mortgage is secured by the related real estate and building. As of December 31, 2025 and 2024, the mortgage balance was $453 and $611, respectively, of which current principal due of $170 and $160, respectively, was included in current portion of long-term debt. Interest expense relating to notes payable to Squadron and mortgage note payable with Tawani was $27, $35 and $42 for the years ended December 31, 2025, 2024 and 2023, respectively. 116

120 | OP - Annual Report 2025 Acquisition Promissory Notes As of result of multiple acquisitions in 2025 and 2024, as part of the consideration transferred, the Company is contracted to pay promissory notes to the previous owners. As of December 31, 2025, we had $4,557 remaining in present value, of which $1,696 is classified as short-term on the consolidated balance sheet. The payments are paid in installments with interest rates ranging from 4.0% to 5.0% per annum. At December 31, 2025, the aggregate future principal payments on our debt arrangements, including the Final Payment, are as follows: Year Ending December 31: 2026 1,852 2027 2,975 2028 140 2029 51,034 2030 50,009 Thereafter — Total $ 106,010 NOTE 10 - INCOME TAXES Total income tax expense (benefit) for the years ended December 31, 2025, 2024 and 2023 was allocated as follows: 2025 2024 2023 Total income tax expense (benefit) $ 460 $ (4,107) $ (338) For the years ended December 31, 2025, 2024 and 2023 loss before taxes of the Company consists of the following: 2025 2024 2023 Domestic $ (37,060) $ (27,327) $ (12,582) Foreign (2,128) (14,602) (8,730) Total $ (39,188) $ (41,929) $ (21,312) The components of income tax expense (benefit) for the years ended December 31, 2025, 2024 and 2023 are as follows: 2025 2024 2023 Current: Federal $ — $ — $ — State 116 104 85 Foreign 497 525 740 613 629 825 Deferred: Federal $ — $ — $ — State — — — Foreign (153) (2,107) (1,163) Decrease in valuation allowance — (2,629) — Total income tax expense (benefit) $ 460 $ (4,107) $ (338) 117

OP - Annual Report 2025 | 121  The reconciliation between the effective tax rate and the statutory tax rate is as follows: Year Ended December 31, 2025 Amount Percent U.S. Federal Statutory Tax Rate $ (8,258) 21.0 % State and Local Income Taxes, Net of Federal Income Tax Effect (a) $ 92 (0.2) % Foreign Tax Effects Canada Current non-cash Tax Adjustments $ 593 (1.5) % Other $ (94) 0.2 % Israel $ 1,277 (3.3) % Other Foreign Jurisdictions $ (293) 0.7 % Tax Credits Foreign Tax Credits $ 426 (1.1) % Changes in Valuation Allowance $ 8,170 (20.8) % Nontaxable or Nondeductible Items Excess tax benefits from stock plans $ 1,069 (2.7) % Elimination $ (657) 1.7 % Other $ 190 (0.5) % Other Adjustments Unborn foreign tax deduction $ (1,895) 4.8 % Other $ (160) 0.4 % Effective Tax Rate $ 460 (1.2) % (a) State taxes in Massachusetts, New York, New York City and Texas made up the majority of the tax effect in this category. December 31, 2024 2023 Federal statutory rate 21.0% 21.0 % State statutory rate, net of federal benefit 1.8% 1.2 % Effect of foreign rates different from statutory 0.5% 0.2 % Change in state rate 0.4% (0.3) % Excess tax benefits from stock plans (1.2) % (0.2) % Nondeductible/nontaxable or other items 9.3% (3.3) % Unborn foreign tax deduction (1.7) % (0.5) % US benefit of foreign branches 8.0% 8.6 % Nondeductible executive compensation (.1) % (1.0) % Change in valuation allowance (28.2) % (24.1) % Income tax benefit 9.8% 1.6 % Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The primary temporary differences that give rise to the deferred tax assets and liabilities are certain inventory adjustments, depreciation and amortization, interest expense, stock-based compensation and net operating loss carryforwards. 118

122 | OP - Annual Report 2025 The deferred tax assets and liabilities consisted of the following at December 31, 2025 and 2024: 2025 2024 Deferred tax assets: Inventories, net $ 3,562 $ 4,236 Stock-based compensation 6,482 4,996 Loss carryforwards 63,587 50,831 Credit carryforwards 176 176 Interest carryforward 1,181 534 Lease liabilities 3,012 2,103 Other 1,761 1360 Total deferred tax assets 79,761 64,236 Valuation allowance (65,313) (53,742) Net deferred tax assets 14,448 10,494 Deferred tax liabilities: Intangibles (12,074) (8,726) Property and equipment (2,929) (2,933) Right-of-use assets (3,027) (2,216) Total deferred tax liabilities (18,030) (13,875) Deferred tax liabilities, net $ (3,582) $ (3,381) The deferred tax assets were fully offset by a valuation allowance at December 31, 2025 and 2024, with the exception of certain deferred tax liabilities in Canada in 2025 and 2024. The Company has recorded tax expense during the year ended December 31, 2025, and tax benefit during the year ended December 31, 2024, for losses generated in certain foreign jurisdictions. As of December 31, 2025, we had available federal, state and foreign tax loss carryforwards of $172,205, $103,707 and $37,770, respectively. We had available federal tax credits of $176. Net operating losses ("NOLs") generated prior to December 31, 2017 will begin to expire in 2028. Federal net operating losses generated after January 1, 2018 will have an indefinite carryforward period. An ownership change under Section 382 of the Internal Revenue Code was deemed to occur on May 30, 2014. Given the limitation calculation, we anticipate approximately $23,920 in losses generated prior to the ownership change date will be available to be utilized after applying the limitation. The estimated annual limitation is $1,062. A second ownership change under Section 382 was deemed to occur on December 11, 2018. The estimated annual limitation is $9,736, which is increased by $22,430 over the first five years as a result of an unrealized built in gain. NOLs sustained prior to May 30, 2014 will still be constricted by the lower limitation. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. As a result, a full valuation continues to be recorded against the Company's net deferred tax assets, with the exception of Canada. We are subject to taxation in the United States, Indiana and various other state and international jurisdictions. As of December 31, 2025, all tax years from 2008 remain open to examination by the major taxing jurisdictions to which we are subject due to our net operating loss and credit carryforwards from those years. We believe that the income tax filing positions will be sustained on audit and do not anticipate any adjustments that will result in a material change. Therefore, no reserve for uncertain income tax positions has been recorded. Interest and penalties, if any, associated with income tax examinations will be recorded as a component of income taxes. At December 31, 2025, our foreign operations held cash totaling $4,368. We have not provided for foreign withholding tax on the undistributed earnings from our non-U.S. subsidiaries that are considered to be indefinitely reinvested. If such earnings were to be distributed, any foreign withholding tax would not be significant. 119

Income Taxes Paid

	2025	2024	2023
Federal	$ —	$ —	$ —
New York	29	—	43
Texas	40	—	28
Canada	57	513	223
Other Jurisdictions	45	79	27
Total Income Taxes Paid	$ 171	$ 592	$ 321

Listed jurisdictions represents those whose income taxes paid exceeds 5% of total income taxes paid, net of refunds.

NOTE 11 - STOCKHOLDERS' EQUITY

Stock Options

The fair value for options granted at the time of issuance were estimated at the date of grant using a Black-Scholes options pricing model. Significant assumptions included in the option value model include the fair value of our common stock at the grant date, weighted average volatility, risk-free interest rate, dividend yield and the forfeiture rate. There were no stock options granted in any of the periods presented.

Our stock option activity and related information are summarized as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (in Years)
Outstanding at January 1, 2023	3,556	$ 30.97	1.3
Forfeited or expired	(2,886)	$ 30.97	
Exercised	(670)	$ 30.97	
Outstanding at December 31, 2023	—	$ —	—
Outstanding at December 31, 2024	—	$ —	—
Outstanding at December 31, 2025	—	$ —	—

Options generally include a time-based vesting schedule permitting the options to vest ratably over three years. At December 31, 2025 and 2024, all options were fully vested.

There was no stock-based compensation expense on stock options for all periods presented.

Restricted Stock

Our restricted stock activity and related information are summarized as follows:

	Restricted Stock Awards	Weighted-Average Remaining Contractual Terms (in Years)	Restricted Stock Units	Weighted-Average Remaining Contractual Terms (in Years)
Outstanding at January 1, 2023	403,324	1.4	10,080	2.5
Granted	311,689		4,005	
Forfeited	(6,800)		(234)	
Vested	(115,760)		—	
Outstanding at December 31, 2023	592,453	1.6	13,851	1.7
Granted	560,252		7,900	
Forfeited	(12,503)		(200)	
Vested	(96,009)		—	
Outstanding at December 31, 2024	1,044,193	1.5	21,551	1.2
Granted	704,691		10,500	
Forfeited	(25,329)		(1,120)	
Vested	(215,462)		(9,966)	
Outstanding at December 31, 2025	1,508,093	1.4	20,965	1.4

OP - Annual Report 2025 | 123

At December 31, 2025, there was $19,114 of unrecognized compensation expense remaining related to our service-based restricted stock awards. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.4 years.

Stock-based compensation expense on restricted stock amounted to $17,778, $13,548 and $10,526 for the years ended December 31, 2025, 2024 and 2023, respectively, and is classified as follows:

	Year Ended December 31,		
	2025	2024	2023
Sales and marketing	$ 2,189	$ 1,774	$ 1,422
General and administrative	12,650	10,502	8,405
Research and development	1,508	1,170	699
Restructuring	1,431	102	—
Total	$ 17,778	$ 13,548	$ 10,526

In connection with its approval of the Term Loan Agreement, Purchase Agreement, the Indenture and Convertible Notes, on August 2, 2024, the Board of Directors of the Company also approved a stock repurchase program of up to $5,000 in aggregate investment of the Company's outstanding common stock, contingent upon the closing of the Term Loan and the Convertible Notes. The stock repurchases may, at the discretion of management, be made from time to time, through solicited or unsolicited transactions in the open market, in privately negotiated transactions or pursuant to a Rule 10b5-1 plan all as effected in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company is not obligated to purchase any shares under the program, and the program may be discontinued at any time. No shares have been purchased under this program as of December 31, 2025. The dollar limit on repurchases under the program after December 31, 2024 was reduced to $250 per annum.

NOTE 12 – NET LOSS PER SHARE

The following is a reconciliation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended December 31,		
	2025	2024	2023
Net loss	$ (39,648)	$ (37,822)	$ (20,974)
Less: Earnings allocated to participating securities	—	—	—
Net loss available to common shareholders	$ (39,648)	$ (37,822)	$ (20,974)
Denominator for basic and diluted net loss per share			
Weighted average shares outstanding for basic	23,459,425	23,077,704	22,675,477
Weighted average shares outstanding for diluted	23,459,425	23,077,704	22,675,477
Loss per share:			
Basic	$ (1.69)	$ (1.64)	$ (0.92)
Diluted	$ (1.69)	$ (1.64)	$ (0.92)

Our basic and diluted net loss per share is computed using the two-class method. The two-class method is an earnings allocation that determines net income per share for each class of common stock and participating securities according to their participation rights in dividends and undistributed earnings or losses. Non-vested restricted stock that includes non-forfeitable rights to dividends are considered participating securities.

For the periods presented with a net loss the weighted average shares outstanding remains consistent between basic and diluted as the effect would have been anti-dilutive.

The following table shows the contingently issuable and convertible equity shares that were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive:

	Year Ended December 31,		
	2025	2024	2023
Restricted stock	1,529,058	1,065,744	606,304
	1,529,058	1,065,744	606,304

124 | OP - Annual Report 2025

The contingently issuable shares in the table above do not include shares of our common stock associated with our obligation to issue a variable number of our common shares as a result of our recent acquisitions, or our convertible note. As of December 31, 2025, we are obligated to issue additional shares of our common stock to the sellers of certain acquisitions. See Note 3 - Business Combinations and Asset Acquisitions for additional information. We are obligated to issue additional shares of our common stock to Braidwell in the event that our Convertible Notes are converted into shares of common stock. See Note 9 - Debt and Credit Arrangements for additional information.

NOTE 13 – BUSINESS SEGMENT

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. We have one operating and reportable segment, OrthoPediatrics, which designs, develops and markets anatomically appropriate specialized braces, implants and devices for children with orthopedic problems. Our chief operating decision-maker, our Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance, accompanied by disaggregated revenue information by product category. The Chief Executive Officer is regularly provided with consolidated expenses consistent with those presented in the consolidated statements of operations. We do not assess the performance of our individual product categories on measures of profit or loss, or other asset-based metrics. Therefore, the information below is presented only for revenue by category and geography.

Product sales attributed to a country or region includes product sales to hospitals, physicians and distributors and is based on the final destination where the products are sold. No individual customer accounted for more than 10% of total product sales for any of the periods presented. No customer accounted for more than 10% of consolidated accounts receivable as of December 31, 2025 or 2024.

Disaggregated revenue - product sales by source were as follows:

	Year Ended December 31,		
Product sales by geographic location:	2025	2024	2023
U.S.	$ 186,403	$ 161,163	$ 111,010
International	49,945	43,564	37,722
Total	$ 236,348	$ 204,727	$ 148,732

	Year Ended December 31,		
Product sales by category:	2025	2024	2023
Trauma and deformity	$ 166,301	$ 145,126	$ 106,781
Scoliosis	66,047	55,153	37,933
Sports medicine/other	4,000	4,448	4,018
Total	$ 236,348	$ 204,727	$ 148,732

No individual country with sales originating outside of the United States accounted for more than 10% of consolidated revenue for the years ended December 31, 2025, 2024 and 2023.

No individual country outside of the United States held long-lived assets in excess of 10% of consolidated long-lived assets as of December 31, 2025, 2024 or 2023.

NOTE 14 - RELATED PARTY TRANSACTIONS

In addition to the mortgage with Squadron and its affiliate (refer to Note 9), we currently use Structure Medical, LLC ("Structure Medical") as one of our suppliers. Structure Medical is affiliated with Squadron and a supplier with which we maintain certain long-term agreements. Our aggregate payments to Structure Medical for inventory purchases were $1,931, $1,006 and $1,060 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

We have a defined-contribution plan, OrthoPediatrics 401(k) Retirement Plan (the "401(k) Plan"), which includes a cash or deferral (Section 401(k)) arrangement. The 401(k) Plan covers those employees who meet certain

OP - Annual Report 2025 | 125

eligibility requirements and elect to participate. Employee contributions are limited to the annual amounts permitted under the Internal Revenue Code. The 401(k) Plan allows us to make a discretionary matching contribution. Discretionary matching contributions are determined annually by management. OrthoPediatrics Corp. matches up to 4% of our employees' salaries. Employees of MD Ortho and Boston O&P receive contribution matches up to 3% of their salary. For the years ended December 31, 2025, 2024 and 2023, the total 401(k) match resulted in expense of $1,383, $1,130 and $900, respectively.

NOTE 16 – LEASES

As of December 31, 2025, and 2024 we have recorded an operating lease liability of $11,992 and $7,781, respectively, and a corresponding right-of-use asset of $12,048 and $8,237, respectively, on our consolidated balance sheets. The increases during 2025 and 2024 are primarily the result of our Boston O&P acquisition and our subsequent O&P clinic acquisitions where office space is leased at or in close proximity to pediatric hospitals to better serve our patients.

Short-term lease costs were not material for the years ended December 31, 2025, 2024 or 2023. The components of lease expense and supplemental cash flow information were as follows for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 4,104	$ 1,776	$ 263
Cash paid for amounts included in the measurement of lease liabilities	$ 3,175	$ 2,082	$ 305
Right-of-use assets obtained in exchange for new lease liabilities, including leases assumed through business combinations	$ 6,911	$ 8,957	$ 706

Supplemental balance sheet information related to our operating leases as of December 31, 2025 and 2024 includes:

	As of December 31,	
	2025	2024
Right-of-use assets recognized in Other non-current assets	$ 12,048	$ 8,237
Lease liabilities recognized in Other current liabilities	3,053	2,120
Lease liabilities recognized in Other long-term liabilities	8,939	5,661
Weighted-average remaining lease term	4.5 years	4.5 years
Weighted-average discount rate	10.3%	11.2%

Our future minimum lease payments as of December 31, 2025 were:

For the Years Ended December 31,	
2026	$ 4,082
2027	3,460
2028	2,715
2029	2,119
2030	1,203
Thereafter	1,529
Total	15,108
Less imputed interest	3,116
Total	$ 11,992

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the ordinary course of our business.

<u>IMED Surgical - Software Ownership Dispute</u>

On October 16, 2020, the Company, its wholly-owned subsidiary, Orthex, LLC (“Orthex”), the Company’s largest investor, Squadron, and certain other defendants, were named in a lawsuit filed by IMED Surgical, LLC, a New

126 | OP - Annual Report 2025

OP - Annual Report 2025 | 127  Jersey company ("IMED"), in Broward County, Florida Circuit Court. In the lawsuit, IMED claims, among other things, that it is the rightful owner of certain patented point-and-click planning software being used by the Company, Orthex and Squadron (specifically, U.S. Patent No. 10,258,377 (titled “Point and click alignment method for orthopedic surgeons, and surgical and clinical accessories and devices,” issued on April 16, 2019) (hereinafter, the “’377 Patent”). In June 2019, the Company purchased all the issued and outstanding units of membership interests in Orthex, and all the issued and outstanding shares of stock of Vilex in Tennessee, Inc. for $60,000 in total consideration. Vilex and Orthex are primarily manufacturers of foot and ankle surgical implants, including cannulated screws, fusion devices, surgical staples and bone plates, as well as the Orthex Hexapod technology, a system of rings, struts, implants, hardware accessories, and the Point & Click Software used to treat congenital deformities and limb length discrepancies. On December 31, 2019, the Company divested substantially all of the assets relating to Vilex's adult product offerings to a wholly-owned subsidiary of Squadron, in exchange for a $25,000 reduction in a term note owed to Squadron in connection with the initial acquisition. As part of the sale, the Company also executed an exclusive license arrangement with Squadron providing for perpetual access to certain intellectual property, including the ‘377 Patent. According to the lawsuit, the other defendants, who are unrelated to the Company, assigned the ‘377 Patent to Orthex in violation of certain agreements with IMED. IMED, among other things, requests that the defendants be ordered to convey and assign to IMED all of their rights, title and interests in and to the ’377 Patent and seeks certain compensatory, consequential and unjust enrichment damages from Orthex and the unrelated defendants. On May 13, 2021, the Court ordered the lawsuit stayed pending arbitration. To the extent IMED desires to further pursue the matter, it must first do so through a separate arbitration proceeding. In mid-November 2021, IMED initiated an arbitration proceeding; however, IMED failed to pay the fees it was required to pay for the arbitration to continue, resulting in the arbitration panel terminating the arbitration proceedings in mid-October 2022. In connection with the stay order, the Court also ordered the Company, Orthex and Squadron to give notice to IMED before any attempt to dispose, assign, sell or otherwise encumber the ‘377 Patent. The Company, Orthex and Squadron filed an appeal of this component of the order, but the appellate court affirmed the lower court’s decision. The Company, Orthex and Squadron have not sought to further pursue an appeal of the subject order. On February 3, 2023, the Court partially lifted the stay in this case for the sole purpose of, as clarified by the Court's order on March 7, 2023, "permitting any party to argue any motion challenging the events that occurred which led to the arbitration panel's termination order." No filing was made in response to that order. No further filings were made in this case until October 30, 2023, when defendants filed a motion to dismiss. On December 12, 2023, the Court ordered IMED has until March 13, 2024, to appear before the Court and show cause why this case should not be dismissed for failure to pursue arbitration consistent with the Court’s orders. On March 13, 2024, a hearing took place to discuss the status of IMED’s effort to re-initiate arbitration. Thereafter, on March 25, 2024, the Court ordered, if, by April 27, 2024, IMED has not begun arbitration, resolved this case, or substantiated (in the form of an attorney and client declaration) that it has executed an agreement with a litigation funder to pay for arbitration proceedings, to pay the balance due to the subject arbitration association and to re- instate the arbitration, the Court will dismiss this case without prejudice. On April 26, 2024, IMED informed the Court it has executed an agreement with a litigation funder to pay for arbitration proceedings, to pay the balance due to the subject arbitration association, and to reinstate the arbitration, and is in the final stages of resolving the balance due to the subject arbitration association. On September 20, 2024, the Court dismissed IMED’s lawsuit, without prejudice, for failure to prosecute. However, contemporaneously, IMED re-initiated arbitration. Although we believe the Company has strong defenses to the IMED arbitration and we intend to vigorously defend the claims asserted against us, arbitration can involve complex factual and legal questions, and an adverse resolution of such proceedings could have a material adverse effect on our business, operating results and financial condition. We are not presently a party to any other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate materially affect our financial position or results of operations or cash flows. 124

128 | OP - Annual Report 2025 Purchase Obligations and Performance Requirements As a result of entering into a license agreement for the exclusive distribution of the 7D Surgical FLASHTM Navigation platform during 2021, the Company agreed to a minimum purchase commitment for the first twelve months of that agreement. As of December 31, 2021 the remaining balance of the commitment was $1,900. For all subsequent years, the Company met the minimum purchase commitment. Additionally, the contract requires future purchase commitments based upon a percentage of historical purchases. As a result and as of December 31, 2025, the Company has a minimum purchase commitment for approximately $1,092 for the year ending December 31, 2026. On July 20, 2021, we entered into an amended license agreement, resulting in a five-year extension of our exclusive distribution rights of the FIREFLY Technology. As a component of the agreement the Company is required to meet minimum performance metrics, measured by the number of spine procedures in the fiscal year which used the FIREFLY products against the annual requirement in the agreement. This includes any scheduled surgeries whereby the Company has committed to payment of the product. The number of required surgeries varies each year of the agreement. During the years ended December 31, 2024 and 2023, the Company did not reach the minimum performance metrics. As such, the Company recorded $1,760 and $2,000 as a component of cost of revenue for the shortfall which occurred during 2024 and 2023, respectively. On May 15, 2025, the Company issued 55,143 unregistered shares of the Company's common stock to Mighty Oak to satisfy the obligation that existed for past unmet minimum performance metrics related to 2024. In 2025, the agreement was amended and extended through 2030. The amended agreement modified the minimum performance metrics to be based on a purchase requirement of $3,500 annually through 2030 instead of the number of spine procedures. The amended threshold of units purchased was met in 2025, so there was no shortfall recorded during 2025. Royalties As of December 31, 2025, we are contracted to pay royalties to individuals and entities that provide research and development services, which range from 0.5% to 20% of sales. Currently, we have no minimum royalty commitments. We have products in development that have royalty commitments. In any development project, there are significant variables that will affect the amount and timing of these payments and as of December 31, 2025, we have not been able to determine the amount and timing of payments. We do not anticipate these future payments will have a material impact on our financial results. NOTE 18 - SUBSEQUENT EVENT On February 1, 2026, the Company and OrthoPediatrics EU Limited, a wholly owned subsidiary of the Company, entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the shareholders (the “Sellers”) of London Orthotic Consultancy Consolidated Ltd (“LOC”), pursuant to which OrthoPediatrics EU Limited acquired all of the issued and outstanding shares of capital stock of LOC. LOC has two subsidiaries which were acquired as part of the transaction: (i) The London Orthotic Consultancy Limited; and (ii) L.O.C. Manufacturing Limited. Under the terms of the Purchase Agreement, OrthoPediatrics EU Limited paid to the Sellers: (i) GBP 5,400 in cash, subject to customary adjustments related to working capital and indebtedness; (ii) GBP 600 pursuant to promissory notes with interest at the rate of 4.5 percent per annum, payable in full on the 1-year anniversary of the closing. The sellers may also be entitled to an earnout payment of up to GBP 1,700, if certain financial performance metrics of LOC and its subsidiaries exceeds a threshold in the first year after closing. Pursuant to the Purchase Agreement, the Sellers and one employee of LOC will also receive awards of restricted stock of the Company which will each vest over a three-year period. Restricted stock awards having an aggregate award value of $235 will be granted on January 2, 2027, and restricted stock awards having an aggregate award value of $168 will be granted on January 2, 2028. 125

OP - Annual Report 2025 | 129  ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A. CONTROLS AND PROCEDURES At the end of the period covered by this report (the “Evaluation Date”), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Management's Report on Internal Control over Financial Reporting Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that: • Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; • Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and • Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has used the framework set forth in the report entitled Internal Control-Integrated Framework (2013 framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025. 126

130 | OP - Annual Report 2025 There has been no other changes in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Deloitte & Touche LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting at December 31, 2025. ITEM 9B. OTHER INFORMATION (a) Information required to be disclosed in a report on Form 8-K. None. (b) Insider Trading Arrangements. During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION Not Applicable. 127

OP - Annual Report 2025 | 131  PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE We will provide information that is responsive to this Item 10 regarding executive compensation in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption “Information About Directors,” “Section 16 (a) Beneficial Ownership Reporting Compliance” and possibly elsewhere therein. That information is incorporated in this Item 10 by reference. ITEM 11. EXECUTIVE COMPENSATION We will provide information that is responsive to this Item 11 regarding executive compensation in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption “Executive Compensation,” and possibly elsewhere therein. That information is incorporated in this Item 11 by reference. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS EQUITY COMPENSATION PLAN INFORMATION The following table provides information about the Company’s common stock that may be issued under equity compensation plans as of December 31, 2025. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted-average exercised price of outstanding options, warrants and rights Number of securities remaining available for future issuance under equity compensations plans (excluding securities reflected in first column) Equity compensation plans approved by stockholders 1,529,058 $ — 526,707 Total 1,529,058 $ — 526,707 We will provide additional information that is responsive to this Item 12 regarding ownership of securities by certain beneficial owners in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption “Security Ownership of Certain Beneficial Owners and Management and Related Stockholders,” and possibly elsewhere therein. That information is incorporated in this Item 12 by reference. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE We will provide information that is responsive to this Item 13 regarding transactions with related parties and director independence in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this annual report, in either case under the caption “Certain Relationships and Related Transactions,” and possibly elsewhere therein. That information is incorporated in this Item 13 by reference. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES We will provide information that is responsive to this Item 14 regarding principal accounting fees and services in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this annual report, in either case under the caption “Principal Accountant Fees and Services,” and possibly elsewhere therein. That information is incorporated in this Item 14 by reference. 128

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL INFORMATION

(a) 1. The following financial statements of OrthoPediatrics Corp. are filed as part of this document under Item 8 hereof:

Report of Independent Registered Public Accounting Firm
(PCAOB ID: 34)
Consolidated balance sheets at December 31, 2025 and 2024
Consolidated statements of operations, years ended December 31, 2025, 2024 and 2023
Consolidated statements of comprehensive loss, years ended December 31, 2025, 2024 and 2023
Consolidated statements of stockholders' equity, years ended December 31, 2025, 2024 and 2023
Consolidated statements of cash flows, years ended December 31, 2025, 2024 and 2023
Notes to consolidated financial statements

(a) 2. Financial statement schedules:

All schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or related notes.

(a) 3. Exhibits:

Exhibit No:	Ref	Description of Exhibits:
2.1		Share Purchase Agreement, dated April 1, 2020, by and among OrthoPediatrics Corp., ApiFix Ltd. ("ApiFix"), certain controlling shareholders of ApiFix, and the sellers' representative named therein (Incorporated by reference to Exhibit 2.1 of registrant's Form 8-K filed on April 1, 2020) (SEC File No. 001-38242) ♦
2.2		Agreement and Plan of Merger, dated April 1, 2022, by and among OrthoPediatrics Corp., OrthoPediatrics Iowa Holdco, Inc., Mitchell Designs, Inc. ("Designs"), and John Mitchell, the sole shareholder of Designs (Incorporated by reference to Exhibit 10.1 of registrant's Form 8-K filed on April 4, 2022) (SEC File No. 001-38242) ♦
2.3		Sale and Purchase Agreement, dated June 13, 2022, among OrthoPediatrics Corp., OrthoPediatrics Canada ULC, and the shareholders of Pega Medical Inc. (Incorporated by reference to Exhibit 2.1 of registrant's Form 8-K filed on June 14, 2022) (SEC File No. 001-38242) ♦
2.4		Membership Interest Purchase Agreement, dated May 1, 2023, by and among OrthoPediatrics Corp., Kevin Unger, DINZE LLC, and the sole member of DINZE LLC (Incorporated by reference to Exhibit 2.1 of registrant's Form 8-K filed on January 8, 2024) (SEC File No. 001-38242). ♦
2.5		First Amendment to Membership Interest Purchase Agreement, dated May 9, 2025 by and among OrthoPediatrics Corp., Kevin Unger, and DINZE LLC (Incorporated by reference to Exhibit 2.1 of registrant's Form 8-K filed on May 14, 2025) (SEC File No. 001-38242) •
2.6		Stock Purchase Agreement, dated January 5, 2024, by and among OrthoPediatrics Corp., Boston Brace International, Inc., GreatBanc Trust Company, solely in its capacity as trustee of the Boston Brace International, Inc. Employee Stock Ownership Trust, the Selling Equityholders (as defined therein), and Thomas Morrissey, solely in his capacity as Sellers' Representative (Incorporated by reference to Exhibit 2.1 of registrant's Form 8-K filed on January 8, 2024) (SEC File No. 001-38242). ♦
3.1		Amended and Restated Certificate of Incorporation of OrthoPediatrics Corp. (Incorporated by reference to Exhibit 3.1 of registrant's Form 8-K filed on October 16, 2017) (SEC File No. 001-38242)
3.2		Amended and Restated Bylaws of OrthoPediatrics Corp. (Incorporated by reference to Exhibit 3.1 of registrant's Form 8-K filed on November 8, 2023) (SEC File No. 001-38242).
4.1		Specimen stock certificate evidencing the shares of common stock (Incorporated by reference to Exhibit 4.1 of registrant's Amendment No. 3 to Form S-1 filed on October 2, 2017) (SEC File No. 333-212076)
4.2		Registration Rights Agreement, by and between the registrant and Squadron, dated as of May 30, 2014 (Incorporated by reference to Exhibit 4.2 of registrant's Form S-1 filed on June 16, 2016) (SEC File No. 333-212076)
4.3		First Amendment to Registration Rights Agreement, by and between the registrant and Squadron, dated October 16, 2017 (Incorporated by reference to Exhibit 10.2 of registrant's Form 8-K filed on October 16, 2017) (SEC File No. 001-38242)
4.4		Stockholders Agreement, by and between the registrant and Squadron, dated October 16, 2017 (Incorporated by reference to Exhibit 10.1 of registrant's Form 8-K filed on October 16, 2017) (SEC File No. 001-38242)
4.5	+	Description of the securities of OrthoPediatrics Corp. registered pursuant to Section 12 of the Exchange Act
4.6		Indenture, dated as of August 12, 2024, between OrthoPediatrics Corp. and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.1 of registrant's Form 8-K filed on August 12, 2024) (SEC File No. 001-38242)
4.7		Form of 4.75% Convertible Senior Notes due February 15, 2030 (Incorporated by reference to Exhibit 4.2 of registrant's Form 8-K filed on August 12, 2024) (SEC File No. 001-38242)
10.1		Form of Director and Executive Officer Indemnification and Advancement Agreement (Incorporated by reference to Exhibit 10.1 of registrant's Amendment No. 3 to Form S-1 filed on October 2, 2017) (SEC File No. 333-212076)

132 | OP - Annual Report 2025

10.2	*	OrthoPediatrics Corp. Amended and Restated 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 of registrant's Form S-1 filed on June 16, 2016) (SEC File No. 333-212076)
10.3	*	OrthoPediatrics Corp. 2017 Incentive Award Plan (Incorporated by reference to Exhibit 10.3 of registrant's Amendment No. 3 to Form S-1 filed on October 2, 2017) (SEC File No. 333-212076)
10.4	*	OrthoPediatrics Corp. 2024 Incentive Award Plan (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed on May 28, 2024) (SEC File No. 001-38242)
10.5	*	OrthoPediatrics Corp. Non-Employee Director Compensation Policy, effective May 6, 2025 (incorporated by reference to Exhibit 10.1 of registrant's Form 10-Q filed on May 8, 2025 (SEC File No. 001-38242).
10.6	*	Employment Agreement, by and between Fred L. Hite and OrthoPediatrics Corp., dated as of October 15, 2024 (incorporated by reference to Exhibit 10.2 of registrant's Form 8-K filed on October 18, 2024 (SEC File No. 001-38242).
10.7	*	Employment Agreement, by and between David R. Bailey and OrthoPediatrics Corp., dated as of October 15, 2024 (incorporated by reference to Exhibit 10.1 of registrant's Form 8-K filed on October 18, 2024 (SEC File No. 001-38242).
10.8	*	Employment Agreement, by and between Gregory A. Odle and OrthoPediatrics Corp., dated as of October 15, 2024 (incorporated by reference to Exhibit 10.3 of registrant's Form 8-K filed on October 18, 2024 (SEC File No. 001-38242).
10.9	*	Employment Agreement, by and between Daniel J. Gerritzen and OrthoPediatrics Corp., dated as of October 15, 2024 (incorporated by reference to Exhibit 10.4 of registrant's Form 8-K filed on October 18, 2024 (SEC File No. 001-38242).
10.10	*	Employment Agreement, by and between Joseph W. Hauser and OrthoPediatrics Corp., dated as of October 15, 2024 (incorporated by reference to Exhibit 10.5 of registrant's Form 8-K filed on October 18, 2024 (SEC File No. 001-38242).
10.11	*	Form of OrthoPediatrics Corp. Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.3 of registrant's Form 8-K filed on October 16, 2017) (SEC File No. 001-38242)
10.12		Credit Agreement and Guaranty, dated as of August 5, 2024, by and among OrthoPediatrics Corp. and its wholly owned domestic subsidiaries, as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Wilmington Trust, National Association, as agent (Incorporated by reference to Exhibit 10.1 of registrant's Form 8-K filed on August 5, 2024) (SEC File No. 001-38242)
10.13		Purchase Agreement, dated August 5, 2024, by and between OrthoPediatrics Corp. and Braidwell Transaction Holdings LLC – Series 10 (Incorporated by reference to Exhibit 10.2 of registrant's Form 8-K filed on August 5, 2024) (SEC File No. 001-38242)
19.1	+	Insider Trading Compliance Policy of OrthoPediatrics Corp.
21.1	+	Subsidiaries of the registrant
23.1	+	Consent of Deloitte & Touche LLP, independent registered public accounting firm
24.1	+	Limited Power of Attorney
31.1	+	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	+	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	++	Certifications of Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	++	Certifications of Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97		Orthopediatrics Clawback Policy (incorporated by reference to Exhibit 97 of registrant's Form 10-K filed on March 8, 2024 (SEC File No. 001-38242)
101.INS	+	Inline XBRL Instance Document (The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.)
101.SCH	+	Inline XBRL Taxonomy Extension Schema Document
101.CAL	+	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	+	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	+	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	+	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)

* Exhibits that describe or evidence management contracts or compensatory plans or arrangements required to be filed as Exhibits to this Report.

\+ Exhibits that are filed with this Report (other than through incorporation by reference to other disclosures or exhibits).

++ Furnished and not filed herewith.

◆ Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of any omitted schedules or exhibits to the SEC upon request.

OP - Annual Report 2025 | 133

134 | OP - Annual Report 2025 ITEM 16. FORM 10-K SUMMARY None. 131

OP - Annual Report 2025 | 135  SIGNATURES Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 4th Day of March, 2026. OrthoPediatrics Corp. By: /s/ David R. Bailey David R. Bailey President and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities indicated, on this 4th Day of March, 2026. /s/ David R. Bailey /s/ Fred L. Hite David R. Bailey Director, President and Chief Executive Officer (Principal Executive Officer) Fred L. Hite Director, Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer) * * Mark C. Throdahl Director Bryan W. Hughes Director * * Kelly Fischer Director David R. Pelizzon Director * * Jimmy McDonald Director Dr. George Dyer Director * * Marie C. Infante Director Samuel D. Riccitelli Director * Harold Ruf Director * By Daniel J. Gerritzen as Attorney-in Fact pursuant to a Limited Power of Attorney executed by the directors identified above, which Power of Attorney is being filed with the Securities and Exchange Commission as an exhibit hereto. /s/ Daniel J. Gerritzen Daniel J. Gerritzen As Attorney-in-Fact March 4, 2026 132

136 | OP - Annual Report 2025 This page is intentionally left blank.

BOARD OF DIRECTORS



Mark Throdahl
Chairman of the Board



David Bailey
President & CEO



Fred Hite
Chief Financial Officer & Chief Operating Officer



Dr. George Dyer
Director



Kelly Fischer
Director



Bryan Hughes
Director



Marie Infante
Director



Jimmy McDonald
Director



David Pelizzon
Director



Samuel Riccitelli
Director



Harald Ruf
Director

EXECUTIVE OFFICERS



David Bailey
President & CEO



Fred Hite
Chief Financial Officer & Chief Operating Officer



Daniel Gerritzen
Executive Vice President & General Counsel



Gregory Odle
President of Scoliosis



Joseph Hauser
President of Trauma, Deformity & OPSB

INVESTOR INFORMATION

DELOITTE & TOUCHE LLP

Independent Registered Public Accounting Firm
111 Monument Circle, Suite 4200
Indianapolis, IN 46204
317-464-8600
www.deloitte.com

DENTONS BINGHAM GREENEBAUM LLP

2700 Market Tower
10 West Market Street
Indianapolis, IN 46204
317-635-8900
www.dentons.com

COMPUTERSHARE, INC.

462 South 4th St, Suite 1600
Louisville, KY 40202
877-373-6374
www.computershare.com/Investor